FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 15, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Important Information

The information filed herein are made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This information shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This information includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enclosures:

The following documents were posted on RBS’s website on May 14, 2007.

1.	Letter from ABN AMRO to the Banks, dated May 1, 2007

2.	Letter from the Banks to the Supervisory and Managing Boards of ABN AMRO Bank NV, dated May 5, 2007

3.	Letter from Davis Polk & Wardwell, on behalf of of ABN AMRO, to the Banks, dated May 6, 2007

4.	Letter from the Banks to ABN AMRO Bank NV and the Chairman of the Managing Board of ABN AMRO Bank NV, dated May 3, 2007

5.	Memorandum to the Supervisory and Managing Boards of ABN AMRO Bank NV from the Banks, dated May 5, 2007

6.	Draft purchase and sale agreement by and between ABN AMRO Bank NV and RFS Holdings BV, dated as of May 6, 2007

7.	Draft purchase and sale agreement by and between ABN AMRO Bank NV and RFS Holdings BV, dated as of May 6, 2007

8.	Letter from Shearman & Sterling, on behalf of the Banks, to the Board of Management and Supervisory Board of ABN AMRO Bank NV, dated May 5, 2007

9.	Letter from Shearman & Sterling, on behalf of the Banks, to the Board of Management of ABN AMRO Bank NV, dated May 5, 2007

Enclosure No. 1

Rijkman W.J. Groenink

Chairman Managing Board

Strictly Private and Confidential

Count Maurice Lippens

Chairman of the Board of Directors

Mr Jean-Paul Votron

Chief Executive Officer

Fortis

Rue Royale 20

1000 Brussels

Belgium

Sir Fred Goodwin

Group Chief Executive

The Royal Bank of Scotland Group plc

Gogarburn

Edinburgh EH12 1HQ

UK

Mr Emilio Botin

Chairman

Banco Santander Central Hispano S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

Madrid

Spain

Amsterdam, 1 May 2007

Dear Sirs,

Following our decision to lift the customary standstill provision and allow the Royal Bank of Scotland, Grupo Santander and Fortis (the “Consortium”) to carry out due diligence, ABN AMRO continues to seek clarification on some fundamental aspects of your indicative proposal.

In order to assess any offer that includes a share component, the Management and Supervisory Boards of ABN AMRO need to be clear on the likely future value of those shares and be satisfied about the nature and extent of any financial, operational and regulatory issues which are likely to either increase the closing risk of any offer, or impact ABN AMRO shareholders going forward. In addition, in respect of the proposed substantial cash component, ABN AMRO should be reasonably satisfied with the certainty of funding and the sources thereof.

Specifically, we respectfully request answers to the following important questions by return:

•

How will the Consortium fund approximately €50 billion in cash? Are Royal Bank of Scotland and its shareholders going to underwrite this entire amount or will there be interdependency on Grupo Santander and Fortis disposing of existing assets and undertaking substantial capital raising? Is any offer going to be subject to a financing condition and

ABN AMRO Bank N.V. Gustav Mahlerlaan 10, 1082 PP Amsterdam, P.O. Box 283, 1000 EA Amsterdam The Netherlands. Telephone +31 20 628 22 49 Fax +31 20 628 62 93.

E-mail rijkman.groenink@nl.abnamro.com

Established at Amsterdam. Trade Register of the Chamber of Commerce Amsterdam, no. 33002587.

therefore a material closing risk? What financing arrangements are in place for an offer by the Consortium? What financing is being provided by each member of the Consortium and are you funding, underwriting or subsidising, each other? In any case ABN AMRO must be able to assess both the execution risk and conditionality of the financing, and also the economic impact on any share component that may be offered.

•	How will the risks to capital, clients and employees be managed in any break-up of ABN AMRO? What discussions have you had with the regulators and works councils on these issues?

•

How will the revenues, expenses, capital and group debt (including the derivative portfolio) of ABN AMRO be divided by the Consortium? How can regulators, debt holders and rating agencies be appropriately reassured, and what discussions and comfort have you had on these issues, to date?

•

How will the capital gains tax, stranded costs and restructuring charges (particularly in North America and Brazil) be borne by the Consortium members? What will be the exposure of ABN AMRO shareholders to these significant costs in any share component?

ABN AMRO has acted in a clear and transparent manner: we have removed the stand-still requirement in order to allow you progress due diligence, we have provided the Consortium with the same information as was available to Barclays, and we have published details of agreements into which we have entered. We would respectfully request that the Consortium commit themselves to acting in a similarly transparent manner and agree to furnish full details of any legally binding arrangements, agreements or guarantees that they have signed between them, or with third parties, with respect to reallocation of capital or the division or disposal of assets or employees of ABN AMRO and with respect to any current or future shareholding in ABN AMRO?

The Management and Supervisory Boards of ABN AMRO are keen to pursue discussions on a constructive basis and request that the Consortium addresses these questions as a matter of urgency.

We look forward to a response from the Consortium.

Yours sincerely,

Enclosure No. 2

Private & Confidential

To the Supervisory and Managing Boards

ABN AMRO Holding N.V.

Gustav Mahlerlaan 10

Amsterdam 1082 PP

Netherlands

5 May 2007

Dear Sirs,

We are writing to inform you of our commitment to make an offer for ABN AMRO as described in detail in the attached memorandum. We also have pleasure in enclosing a definitive Acquisition Proposal for LaSalle. We very much hope that our Acquisition Proposal will be accepted and that our offer will receive your recommendation.

As outlined in the memorandum, our offer values each ABN AMRO share at €38.40 and provides materially greater immediate value for ABN AMRO shareholders than Barclays’ offer. We believe that the fact that some 70 per cent would be in cash represents an important point of additional attractiveness to your shareholders.

Our offer for ABN AMRO is pre-conditional upon our Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The Acquisition Proposal is clearly, in itself, superior to Bank of America’s offer, and furthermore it is only by accepting the proposal that ABN AMRO shareholders can benefit from the material additional value from our offer for ABN AMRO.

If you do accept the Acquisition Proposal and it is not matched, we will announce our offer on Monday 14 May 2007 on the basis set out in the attached memorandum.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

We believe completion of our offer would provide significant benefits for customers and employees as a result of the stronger businesses that will be created. This is explained further in the memorandum.

Getting the support and commitment of ABN AMRO’s talented staff will be a key objective for us. There will be extensive and attractive opportunities for ABN AMRO employees at all levels as a result of our offer. We would appreciate the opportunity of working with you as soon as possible to identify those ABN AMRO senior managers who would take key roles going forward, and we would like to make a presentation to the central works council of ABN AMRO.

We would be pleased to meet during the weekend to discuss our proposals.

Yours sincerely

Maurice Lippens	Sir Fred Goodwin	Emilio Botin

Jean-Paul Votron

Enclosure No. 3

May 6, 2007

Strictly Private and Confidential

Count Maurice Lippens

Chairman of the Board of Directors

Mr. Jean-Paul Votron

Chief Executive Officer

Fortis

Rue Royal 120

100 Brussels

Belgium

Sir Fred Goodwin

Group Chief Executive

The Royal Bank of Scotland Group plc

Gogarburn

Edinburgh EH12 1HQ

UK

Mr. Emilio Botin

Chairman

Banco Santander Central Hispano S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

Madrid

Spain

Dear Sirs:

Thank you for your letter dated 5 May 2007 (the “Letter”) and for agreeing to eliminate from the proposed Purchase and Sale Agreement (the “LaSalle Purchase and Sale Agreement”) the condition relating to Bank of America litigation and the condition that subjected the LaSalle Purchase and Sale Agreement to a Fortis shareholder vote.

Count Maurice Lippens
Sir Fred Goodwin
Mr. Emilio Botin	2	May 6, 2007

We note that ABN AMRO and its representatives have also requested that the Consortium remove from the LaSalle Purchase and Sale Agreement the condition that the Consortium must succeed on the larger offer for ABN AMRO. ABN AMRO made this request both yesterday, during conversations between our legal representatives and our financial advisors, and last week. ABN AMRO was surprised that your Letter did not address this point. ABN AMRO looks forward to a response from the Consortium on this matter.

Yours sincerely,

William L. Taylor

Enclosure No. 4

Private & Confidential

Mr Rijkman Groenink

Chairman of the Managing Board

ABN AMRO Holding N.V.

Gustav Mahlerlaan 10

1082 PP Amsterdam

The Netherlands

3 May 2007

Dear Mr Groenink

Thank you for your letter dated 1 May 2007. We are, of course, keen that the Supervisory and Managing Boards should understand those aspects of any Offer from us that could impact its value for your shareholders and we are pleased to set out answers to your questions on key aspects of our proposals.

Please note in particular our comments below regarding financing, including the proposed underwriting by Merrill Lynch of the full equity and Tier 1 issuances to fund the cash consideration and that any Offer would not be conditional on financing or disposals.

In addition, please note our comments on employees. There will be significant opportunities for talented employees at every level as a result of the Banks’ plans. We would also like to discuss with you and your colleagues a process for identifying members of the senior ABN AMRO management for key roles going forward.

Since we first sent a letter to you informing you of our interest in a potential offer, we have wanted for this to be a co-operative process, notwithstanding the circumstances. Our ability to commence due diligence has been an important step forward and our colleagues are finding the meetings with your colleagues useful and constructive, for which we thank them.

Background

Before responding to your specific questions, it may be helpful to put them in context.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

We believe that ABN AMRO contains good businesses and customer franchises across a broad range of attractive markets. However, in many of these markets we believe that it lacks scale and a competitive business model, and is hampered by organisational complexity and an overall lack of focus at group level. We believe that, due to limited resources and its continued geographic expansion, ABN AMRO has not been able to invest in its businesses to take advantage of the many growth opportunities across the markets in which it operates. We believe that the challenges posed by these structural issues underlie ABN AMRO’s decision to seek a partner and sell LaSalle.

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, we anticipate that we will be able to create stronger businesses with enhanced market presence and growth prospects, ultimately leading to substantial value creation and benefits for shareholders, customers and employees. We have the financial and management resources to invest in and grow ABN AMRO’s businesses and the Banks can demonstrate excellent records of growing our own businesses. Implementation of the synergies is expected to enhance profitability and will allow us to invest further in customer-facing areas, as we have done in our own businesses. We together are committed to delivering benefits for ABN AMRO stakeholders which we believe no single buyer of ABN AMRO could match.

We believe that our acquisition of ABN AMRO will have lower execution risk than would its acquisition by a single buyer, because of our collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of our excellent track records of successful acquisitions and delivery of promised results.

Impact on ABN AMRO shareholders of our plans

As our Offer, if made, will comprise approximately 70 per cent in cash, the element of any potential uncertainty about the value relates only to 30 per cent of our Offer, compared to 100 per cent in the case of Barclays’ offer.

Furthermore, the shares to be issued by RBS would constitute broadly 20 per cent of RBS’s current issued share capital, compared to almost 100 per cent in the case of Barclays’ offer.

It can also be assumed that ABN AMRO has an underlying value before synergies at least in line with its share price prior to the announcement of TCI’s shareholding. This underlying value is approximately 70 per cent of the current value of our price indication. Thus, theoretically at most some 30 per cent of the total consideration would be dependent on synergy realisation.

Therefore it could be argued that from the perspective of an ABN AMRO shareholder, the proportion of the value of our possible offer that relates to realisation of synergies is the product of these percentages (i.e. 30% x 20% x 30%). Thus, the exposure of ABN AMRO shareholders to our synergies would only be some 2-3 per cent of the value of our Offer.

This notwithstanding, we are confident that any offer we make will create significant value for our shareholders.

We trust the following information is sufficient for you to make an assessment of the value of our proposals when made. We have categorised our answers in the same way as your questions.

•	Raising of €50bn in cash, associated financing, underwriting and other actions

Firstly, by way of context regarding credit rating, RBS is ranked Aaa / AA, Fortis Bank Aa2 / AA- and Santander Aa1 / AA by Moody’s and Standard & Poor’s. Therefore all the Banks have a S&P rating at least equivalent to or higher than that of ABN AMRO and will not, therefore, dilute ABN AMRO’s financial strength. Although the final ratings outcome cannot yet be determined, Standard & Poor’s has confirmed that in the light of the announcement of our proposals these ratings remain stable and has also referenced the sound strategic rationale for each bank and strong integration experience. We also believe that the conservative nature of our proposed financing will be a source of reassurance to the rating agencies.

Fortis, RBS and Santander are discussing their capital management plans with their respective regulators. Whilst there may be selected asset disposals in due course, no element of the Offer would be conditional upon any such disposals.

RBS, as disclosed, will be issuing equity direct to ABN AMRO shareholders. Fortis and Santander will be issuing equity to raise cash. All three banks will issue tier 1 debt instruments for cash.

Merrill Lynch has confirmed it intends that, subject to ABN AMRO entering into an Acquisition Proposal with the Banks on or before 6 May 2007, Merrill Lynch will undertake to underwrite all such equity and tier 1 issuances on the terms of agreements to be entered into with each of the Banks on 6 May 2007. Any offer will not be subject to any financing condition.

Merrill Lynch and the Banks have received numerous approaches from other major financial institutions, including some institutions currently advising you, wishing to participate in any fund raising we may do. Whilst any offer would not be conditional on any such participation, we and the institutions who will underwrite the cash consideration component of our Offer may decide to accept sub-underwriting positions.

There is no need for Fortis, RBS and Santander to subscribe for any equity interest or otherwise participate in each others’ fund raising. There will be no funding or subsidising of any of the three Banks by or of any other, directly or indirectly.

We hope that the above deals with any questions you may have on financing. We will be pleased to discuss this with you if you require further clarification.

•	Capital, clients, employees, regulators and works councils

On completion of any offer, ABN AMRO will initially remain structurally unchanged. As has been stated, RBS (Aaa / AA rated bank), has offered to take on the lead responsibility for ensuring that ABN AMRO (currently Aa2 / AA-) is managed in compliance with applicable regulatory requirements. We believe that this will strengthen ABN AMRO and not expose it, its capital or its clients to any additional risks.

Any changes to ABN AMRO’s capitalisation and structure will only be made with regulatory approval, which we assume will only be granted when the relevant regulators are wholly satisfied with the arrangements, including the effects on capital and clients.

We are in discussions with the regulators on these plans and firmly believe we can satisfy their requirements, as we have been able to do in all of our previous acquisitions.

The stability of the financial system is of paramount concern to each of the Banks and we have the utmost confidence that the system will be strengthened as a result of the transaction.

We believe customers of ABN AMRO will benefit from the stronger businesses created within the Banks as a result of their greater scale and efficiency, enhanced presence, product strengths and distribution capabilities.

Any business re-organisation will be handled in an orderly fashion over time with a key principle being minimal disruption to customer-facing activities. We each have a strong track record on integrating and growing businesses whilst delivering increased customer numbers and customer satisfaction.

There will be significant opportunities for talented employees at every level as a result of the Banks’ plans and all employee rights (including pension rights) will be respected. Equally the Banks are committed to working with the appropriate employee representative bodies throughout the process.

Indeed, our plans for growth, will, over time, lead to extensive additional opportunities throughout the enlarged groups. There will be attractive positions available to ABN AMRO managers, both within ABN AMRO and the Banks. We are keen to work with you to maximise opportunities for this group.

We believe that the Banks have excellent track records in employee relations and employee satisfaction. We would be delighted if you were to provide us with the opportunity for an early meeting with your works councils.

Whilst the Banks recognise that there will be job losses, that would also have been the case as a result of the Barclays and Bank of America proposed transactions. We do not believe the job losses (including offshoring) will be materially greater in our transaction.

•	Revenues, expenses, capital, group debt / derivatives

If our Acquisition Proposal in respect of LaSalle is accepted, then we will of course be announcing to the market our intentions regarding the revenues and expenses of ABN AMRO. As demonstrated above, these intentions will have only a very limited impact on the value receivable by ABN AMRO shareholders. We would appreciate a more detailed understanding from you of why you believe these intentions could affect your assessment of our proposals.

At the outset, RBS will manage the entire portfolio of ABN AMRO derivative transactions and ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading names in line with normal novation processes. RBS, through the NatWest integration, has demonstrated its capability in successfully managing these processes.

As indicated above, we believe, if anything, holders of debt securities will, in general, benefit from the expected positive impact on ABN AMRO’s credit rating. Also, as indicated, ABN AMRO will not change structurally at the outset. Any subsequent change that takes place will be subject to regulatory approval and to the terms and conditions of any relevant debt securities.

•	Capital gains tax (LaSalle and Brazil), “stranded costs”, restructuring charges

From your announcement of the transaction with Bank of America, we have not detected any provision for capital gains tax. We would be grateful if you would advise us of any tax you are expecting to pay.

Regarding Brazil, we believe that under our proposals it should be possible to transfer Brazil in a way which minimises taxes. However, it would be helpful if you could outline the capital gains tax position in detail, if you believe that such tax is payable in all circumstances under which Brazil ceases to be part of the ABN AMRO group.

We do not fully understand your question on “stranded costs”. Under our plans, there will not be any costs which would not be properly allocated to a division either directly or through a shared services model and overall we expect the cost efficiency of the businesses to be greatly improved.

As regards restructuring costs and tax liabilities, these are expected to be a small fraction of the net present value of synergies. In any case, as indicated above, the net exposure of ABN AMRO shareholders to any tax liabilities or restructuring costs will be minimal.

Conclusion

We trust that the above has provided you with sufficient insight into the effect of our plans on ABN AMRO shareholders and other stakeholders to enable you to assess our proposals when they are presented to you.

We very much hope that you will accept our Acquisition Proposal, thereby enabling us to make an offer for ABN AMRO that will maximise your shareholder value and provide benefits for other stakeholders.

Yours sincerely

Maurice Lippens	Sir Fred Goodwin	Emilio Botin

Jean-Paul Votron

cc

Mr Arthur C. Martinez

Chairman of the Supervisory Board

Enclosure No. 5

Memorandum to the Supervisory and Managing Boards of ABN AMRO from the Banks regarding the Banks’ commitment to make an offer for ABN AMRO subject to certain pre-conditions

5 May 2007

Introduction

Fortis, RBS and Santander (collectively, the “Banks”) have prepared this memorandum in order to provide the Supervisory and Managing Boards of ABN AMRO with additional information on the offer announcement the Banks will make on 14 May 2007 if the Banks’ Acquisition Proposal for LaSalle is accepted and not terminated at the end of the matching period. The Banks have also today provided to ABN AMRO a definitive Acquisition Proposal for LaSalle.

The Banks are prepared to enter into a merger protocol with ABN AMRO, on terms to be agreed, to underscore their commitment to make an offer if the Acquisition Proposal is accepted.

Background

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, the Banks anticipate that they will be able to create stronger businesses with enhanced market presence and growth prospects, ultimately leading to substantial value creation and benefits for shareholders, customers and employees. The Banks have the financial and management resources to invest in and grow ABN AMRO’s businesses and can demonstrate excellent records of growing their own businesses. Implementation of the Banks’ projected synergies is expected to enhance profitability and will allow the Banks to invest further in customer-facing areas, as they have done in their own businesses. The Banks together are committed to delivering benefits for ABN AMRO stakeholders which they believe no single buyer of ABN AMRO could match.

This memorandum does not constitute a firm offer for ABN AMRO or its securities and should be construed accordingly. This memorandum is confidential and for use only by the Supervisory and Managing Boards of ABN AMRO and their Representatives (as defined in the confidentiality agreements, dated 27 April 2007, between ABN AMRO and each of Fortis, RBS and Santander) in accordance with the terms of the confidentiality agreements.

The Banks believe that their acquisition of ABN AMRO will have lower execution risk than would its acquisition by a single buyer, because of their collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of their excellent track records of successful acquisitions and delivery of promised results. In comparison, the Banks believe that implementing Barclays’ intended cost reduction programme, without the advantages of in-market synergies and higher in-market economies of scale, presents significant execution risk to ABN AMRO shareholders.

Offer terms

The Banks have made sufficient progress on due diligence to allow them to remove due diligence as a pre-condition to the proposed offer. The Banks will make the offer announcement on 14 May 2007 subject to the Banks’ Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period.

The Banks’ proposed offer, which will be made through the Banks’ acquisition vehicle, RFS Holdings B.V. (“RFS Holdings”), will be, for each ABN AMRO ordinary share and ABN AMRO ADS:

€38.40 (excluding the final dividend of €0.60), comprising €27.00 in cash and €11.40 in New RBS shares1

The Banks reserve the right to increase or reduce the cash element with a corresponding adjustment in the number of RBS shares, except that the cash element will not be reduced below €26.00 per ABN AMRO ordinary share.

The Banks’ offer, if made, will therefore comprise approximately 70 per cent. cash.

The Banks believe that there would be compelling reasons for the Boards of ABN AMRO to recommend any offer on these terms as soon as they are in a position to do so.

RBS intends to issue RBS shares to ABN AMRO shareholders under the terms of the proposed offer and to provide a portion of the cash consideration. Fortis and Santander intend to issue equity to raise cash which will be used, together with cash from other sources, to satisfy their respective portions of the consideration payable to ABN AMRO shareholders under the terms of the proposed offer. All three banks intend to issue Tier 1 capital instruments to raise cash.

Merrill Lynch has confirmed that, subject to ABN AMRO entering into a share purchase agreement in respect of LaSalle with the Banks, Merrill Lynch will undertake to underwrite all such equity and Tier 1 capital issuances on the

1 The exchange ratio will be calculated by dividing €11.40 by the RBS share price in Euros at a time, or over a period, to be determined terms of agreements to be entered into with each of the Banks. In addition, the Banks have received alternative offers (which they may choose to accept) to enter similar underwriting arrangements with other parties. Such agreements will permit sub-underwriting.

The proposed offer will not be subject to any financing condition nor will it be subject to any Bank making disposals of any businesses.

Further details of the New RBS Shares and the offers for the convertible preference shares and options can be found in Appendix I.

Orderly business re-organisation resulting in stronger businesses

RBS will lead the Banks’ orderly re-organisation of ABN AMRO and will take on the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements from completion of the proposed offer.

Objective of re-organisation

The objective of the orderly re-organisation following completion of the proposed offer will be to result in the following ownership:

•	Fortis: Business Unit Netherlands, Business Unit Private Clients globally, Business Unit Asset Management globally

•	RBS: North America including LaSalle, Global Clients and wholesale businesses globally ex Brazil, Asia, Europe ex Antonveneta

•	Santander: Latin American retail and commercial banking businesses (excluding wholesale clients outside Brazil), Antonveneta, Interbank Consumer Finance

Management and re-organisation

A business plan to be agreed by the Banks (for which the Banks expect to seek regulatory approval as part of the approvals for the transaction) will outline the approach to be taken to the continued running of the ABN AMRO business, its orderly re-organisation into its continuing components and its operational and legal separation and distribution to the Banks.

Whilst there may be selected asset disposals in due course, no element of the proposed offer will be conditional upon any such disposals.

During the first 45 days after completion of the proposed offer, the Banks intend to confirm the key management appointments and the assumptions underlying the business plan, including the detailed legal and technical separation plans. Management appointments will be based on merit and drawn from ABN AMRO and the Banks.

The Banks will consult with the relevant employee and regulatory bodies as part of the process of finalising the business plan.

ABN AMRO will be re-organised to reflect the components which will ultimately transfer to the individual banks. Management may be seconded to ABN AMRO from the Banks to manage the relevant business components.

As soon as possible, certain of the businesses will be legally separated and transferred to their ultimate owners but a substantial part will remain with ABN AMRO. The separation of businesses will be subject to regulatory approval and appropriate consultation processes with employee representatives and other stakeholders.

During the re-organisation, the Banks will retain a shared economic interest in all central functions (including Head Office functions) provided to group businesses.

The Banks will also retain shared economic interests in certain assets and liabilities of ABN AMRO which the Banks see as non-strategic. These may be sold over a period of time with a view to maximising value for the Banks.

Where practicable, IT systems will be separated and attached to the businesses which they support. Those systems which are not readily separable will be operated on a shared services basis.

At the outset, the entire portfolio of ABN AMRO derivative transactions will be managed to ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading names in line with normal novation processes. RBS, through the NatWest integration, has demonstrated its ability to successfully manage these processes.

The Banks believe that holders of debt securities will, in general, benefit from the expected positive impact of the transaction on ABN AMRO’s credit rating. Also, as indicated, ABN AMRO will not change structurally at the outset. In particular, ABN AMRO Bank N.V. will continue to be owned by ABN AMRO Holdings N.V. Any subsequent change that takes place will be subject to regulatory approval and to the terms and conditions of any relevant debt securities.

Outcome of re-organisation

Each Bank will enhance the ABN AMRO businesses that it acquires and will achieve significantly strengthened positions in their markets, leading to greater opportunities for growth in those markets. In summary:

Fortis:

•	Unique opportunity to strengthen Benelux core competencies and extend growth engines in the area of asset and wealth management

•	Creates market leader while maintaining both ABN AMRO’s and Fortis’ identities in the Benelux region:

-	#1 in retail and commercial banking

-	#1 in life; #2 combined life and non-life; #1 combined life and non-life excluding health

•	Expands the growth platform:

-	3rd largest European private bank with more than €200bn AUM

-	Top 10 European asset manager with more than €300bn AUM

-	Superior customer reach and skills in commercial banking, such as leasing and factoring

RBS:

•	Strengthens RBS’s platform for growth outside the UK

•	Accelerates RBS’s current plans for growth in US and Asia

•	Citizens and LaSalle:

-	Excellent geographic fit in large and attractive market

-	Top 3 position in major cities in mid-western/north-eastern US

-	Complementary retail and commercial businesses

-	Enhanced distribution of Global Banking & Markets products in US

-	RBS America 5th largest bank in US by assets

•	Global Banking & Markets and ABN AMRO wholesale clients business:

-	Leading corporate and institutional banking and markets business, with global reach and capability

-	Well diversified by customer, product and geography

-	Complementary product strengths and customer franchises

-	Top 5 across broad range of corporate banking products

-	#1 in UK and Europe, #5 in US and Asia ex Japan, by client numbers

•	RBS and ABN AMRO retail businesses in Asia:

-	Enhanced and extended opportunities for growth, particularly in credit cards and affluent banking

Santander:

•	Brazil:

-	A top 3 bank by network and loans, benefiting from enhanced economies of scale

-	High geographical and product complementarity between both franchises (Banco Real and Santander Banespa)

-	High degree of value creation through in-market synergies

-	Low execution risk. Santander Banespa’s fully scaleable IT system is prepared for the migration of Banco Real

•	Italy:

-	Antonveneta is a strong franchise in a well-established market

-	Efficiency improvements from the migration to Partenon, Santander’s proprietary IT system

-	Potential to improve the commercial performance (e.g. mortgage lending, consumer finance, retail asset management)

-	Cross-selling potential with Santander’s existing operations in Italy (consumer finance, private banking)

•	Interbank (consumer finance in the Netherlands)

-	Full integration into Santander Consumer Finance

Expected benefits for customers and employees

Customers are expected to benefit from the stronger businesses created within the Banks resulting from their greater scale and efficiency, enhanced presence, product strengths and distribution capabilities. The business re-organisation will be handled in an orderly fashion over time, with a key principle of the implementation plan agreed between the Banks being minimal disruption to customer-facing activities.

The Banks plan to improve the operating efficiency of the operations while enhancing their market position. In the long term, this is expected to be positive for all stakeholders, including by resulting in increased job creation and enhanced opportunities for employees.

The Banks believe that the Barclays proposal would not have the same positive effect in creating stronger businesses. Since the combination of Barclays and ABN AMRO would not benefit from in-market synergies in many business lines, the implementation of the aggressive cost reduction programme announced by Barclays could result in a weakened competitive position.

The Banks will invite the central works council of ABN AMRO for an informative consultation. The Banks have informed the relevant trade unions in the Netherlands and will continue to consult after the announcement of their proposed offer. The Banks are committed to working with the appropriate employee representative bodies throughout the process.

The Banks believe that they have excellent track records in employee relations and employee satisfaction. Whilst the Banks recognise that there will be job losses, that would also have been the case with the Barclays and Bank of America proposed transactions. The Banks do not believe the job losses will be materially greater in a combination of ABN AMRO and the Banks. A significant proportion of such job losses will be among the employees of the Banks and not confined to the employees of ABN AMRO. When combining ABN AMRO’s businesses and their own, the Banks intend to select the best candidate for each position based on merit. The Banks will respect the employment rights of all employees (including pension rights) as well as the rights of the employee representative bodies.

Greater opportunities will be available to employees as part of stronger, faster growing groups. There will be significant opportunities for talented employees at every level as a result of the Banks’ plans. Indeed, the Banks’ plans for growth are expected to lead over time to extensive additional opportunities throughout the enlarged groups. There will be attractive positions available to ABN AMRO managers, both within ABN AMRO and the Banks. The Banks are keen to work with the Supervisory and Managing Boards of ABN AMRO to maximise opportunities for ABN AMRO managers. The Banks also wish to discuss a process for identifying members of the senior ABN AMRO management for key roles going forward.

The Banks expect to generate substantial transaction benefits

The Banks believe that the inclusion within their groups of ABN AMRO’s businesses will create substantial value for shareholders through cost savings and revenue benefits. The high level of ABN AMRO’s cost:income ratio relative to the Banks’ cost:income ratios demonstrates the opportunity for efficiency cost savings. In addition, the combinations of complementary and overlapping businesses will enable substantial de-duplication cost savings.

In 2006 ABN AMRO’s cost:income ratio was 69.6%, against 61.2% for Fortis Bank, 42.1% for RBS and 48.5% for Santander.

Whilst the clear cost-saving opportunities underpin the potential value creation, there are also considerable opportunities for the Banks to create sustainable increases in profitable revenue growth.

The Banks will have the scale and resources to capitalise on these opportunities for growth. In addition, the combination of complementary business models and capabilities will create additional opportunities for growth for the businesses which are not available to ABN AMRO alone.

The Banks believe that both the cost savings and revenue benefits which would be achieved following a combination of ABN AMRO and the Banks’ own businesses would be in excess of those in a merger of ABN AMRO and Barclays.

The Banks’ plans have lower execution risk

The Banks together have comprehensive experience in and understanding of ABN AMRO’s major businesses and geographies. By concentrating on their respective areas of expertise and by dividing the integration tasks between them, the Banks expect to reduce significantly overall execution risk relative to a single buyer with limited experience across ABN AMRO’s activities and a limited track record in large scale integration.

Each of the Banks has a strong track record of successful integrations, including delivery of promised transaction benefits. Benefits promised and delivered in the Banks’ previous largest transactions are set out below:

	Transaction	Total promised	Total delivered
Fortis	Creation of Fortis Bank	€675m	€861m (+28%)
RBS	NatWest	£1,420m	£2,030m (+43%)
Santander	Abbey National	€300m	€425m (+42%)

In the acquisition of ABN AMRO by the Banks, most of the estimated transaction benefits are cost savings, and the estimated cost savings are conservative and in line with past achievements. A substantial proportion of the cost savings estimated by the Banks will result from de-duplication of overlapping activities. They are not dependent on aspirations to achieve top quartile cost:income ratios or on a substantial off-shoring of functions.

Regulatory process

RBS will take the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements. Fortis, RBS and Santander will co-operate in this.

On completion of the proposed offer, ABN AMRO will initially remain structurally unchanged. RBS (Aaa / AA rated bank) has offered to take on the lead responsibility for ensuring that ABN AMRO (currently Aa2 / AA-) is managed in compliance with applicable regulatory requirements. The Banks believe that this will strengthen ABN AMRO and not expose it, its capital or its clients to any additional risks.

Any changes to ABN AMRO’s capitalisation and structure will only be made with regulatory approval, which the Banks assume will only be granted when the relevant regulators are wholly satisfied with the arrangements, including the effects on capital and clients.

The Banks are in discussions with the regulators on these plans and firmly believe that they can satisfy the requirements of the regulators, as they have been able to do in all of their previous acquisitions.

The stability of the financial system is of paramount concern to each of the Banks and they have the utmost confidence that the system will be strengthened as a result of the transaction.

The proposed offer will be subject to regulatory and competition approvals in various jurisdictions.

DNB, the FSA, the BFIC, the Bank of Spain, the AFM, Euronext Amsterdam and the Social-Economic Council (Sociaal-Economische Raad) have been informed of our proposals. Clearance for any offer will be sought from the Dutch Ministry of Finance and relevant central banks.

Process and indicative timetable

The Banks will seek to obtain all necessary regulatory and competition approvals and clearances and will undertake all requisite employee consultation and information processes as soon as reasonably possible.

The Banks will make an offer announcement on 14 May 2007 subject to the Banks’ Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The launching of this offer would be subject to the pre-offer conditions set out in Appendix II and the conditions set out in Appendix III. In the event that any of these pre-offer conditions are breached or not satisfied between now and the launch of the offer the Banks reserve the right not to launch an offer.

Transaction documentation relating to any offer will be published as soon as reasonably practicable following the announcement on 14 May 2007. This documentation will include offer documentation to ABN AMRO shareholders and circulars to the respective shareholders of the Banks seeking approval for the transaction.

If the proposed offer is declared unconditional and depending on the necessary thresholds being reached, the Banks expect to acquire the ordinary shares they do not already own, either by initiating the squeeze-out procedures permitted by applicable law, effecting a legal merger or in any other manner permitted by law. In addition, it is intended that ABN AMRO’s listings of ordinary shares and formerly convertible preference shares on Eurolist by Euronext Amsterdam N.V. and its ADSs on the New York Stock Exchange will be terminated. Finally, provided the relevant conditions are satisfied, the Banks will procure that ABN AMRO deregister and terminate its reporting and other obligations under the U.S. Securities Exchange Act of 1934, as amended.

Indicative timetable

Third quarter 2007	Publication of offer documentation, prospectus and circular to shareholders of the Banks

Extraordinary General Meetings of shareholders of the Banks in connection with the transaction

Extraordinary General Meeting of ABN AMRO shareholders to consider the transaction

Fourth quarter 2007	Equity fundraising by Fortis and Santander Settlement of the offer

The indicative timetable is included for illustrative purposes only and is subject to change.

APPENDIX I

OTHER OFFER DETAILS

New RBS shares

Application will be made to the UKLA and the London Stock Exchange (“LSE”) for the New RBS Shares to be admitted to the Official List and to trading on the LSE.

It is expected that listing on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which it is announced that all conditions to the Offer have been satisfied or waived.

The New RBS Shares and the new RBS ADSs will be registered with the SEC. It is expected that applications will be made to list the New RBS Shares and the new RBS ADSs which represent such New RBS Shares, on the New York Stock Exchange.

Further details on settlement, listing and dealing will be included in the Offer documentation. The New RBS Shares will be issued credited as fully paid and will rank pari passu in all respects with existing RBS ordinary shares and will be entitled to all dividends and other distributions declared or paid by RBS by reference to a record date on or after completion of the Offer but not otherwise. RBS pays dividends semi-annually. It is expected that the record date for the interim dividend declared by RBS in respect of 2007 will be before completion of the Offer. ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).

Further details of the rights attaching to the New RBS Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO ordinary shares will be set out in the Offer documentation.

Convertible preference shares

The Banks intend to make a proposal for all the depository receipts that represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated August 31, 2004 relating to the ABN AMRO convertible financing preference shares.

A cash offer will be made for the issued and outstanding formerly convertible preference shares of €27.97, the closing price on 30 April. The aggregate consideration payable for the formerly convertible preference shares will be in the region of €1.2 million.

Options

If permissible under the applicable plans, holders of options and awards under ABN AMRO share schemes will be offered the ability to exercise their options or awards or, where practicable, the opportunity to roll their awards over into shares of RBS subject to certain terms.

RFS Holdings

It is intended that the Offer will be made through RFS Holdings B.V., a company owned by the Banks and organised and existing under Dutch law. Each of the Banks will have representation on the board of RFS Holdings. RFS Holdings can draw from the financing of the Banks.

The making of the Offer is subject to the satisfaction or waiver of the pre-Offer conditions summarised in Appendix II. When made, the Offer will be subject to the satisfaction or waiver of the Offer conditions summarised in Appendix III.

APPENDIX II

PRE-OFFER CONDITIONS

•

The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

•	No material adverse change.

•	All necessary notifications, filings, submissions and applications in connection with the offer have been made and all authorisations and relief required to make the offer have been obtained.

•	All requisite employee consultations and information procedures with trade unions and other employee representative bodies of Fortis and, insofar as applicable, ABN AMRO have been completed.

APPENDIX III

OFFER CONDITIONS

•

The Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America Corporation and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A. has been validly terminated pursuant to Section 8.1(f) thereof and ABN AMRO has entered into an alternative agreement with RFS Holdings with respect to LaSalle.

•	At least 80 per cent. of the issued and outstanding ordinary shares of ABN AMRO have been tendered into the offer and not withdrawn or are otherwise held by the Banks.

•	No material adverse change.

•

No litigation or other legal proceedings or investigations by a third party having been instituted or threatened which might reasonably be expected to materially and adversely affect ABN AMRO or the Banks.

•

There shall be no pending or threatened Bank of America Litigation, and there shall not exist any judgment, settlement or other agreement related to any Bank of America Litigation that has or could result in the payment by ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their Affiliates of any amount other than the $200,000,000 termination fee payable under section 5.3(b) of the Bank of America purchase agreement or that does or could materially and adversely affect ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their respective Affiliates. “Bank of America Litigation” shall mean any proceedings, claims or actions asserted against ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, RFS Holdings or any of their Affiliates by Bank of America or any of its Affiliates to the extent arising out of or related to the Bank of America Agreement, this offer or the consummation of the transactions contemplated hereby

•

All necessary authorisations and consents in connection with the offer and with the acquisition of LaSalle by RFS Holdings have been obtained and relevant waiting periods have expired and all mandatory regulatory and competition approvals — as far as required for settlement of the offer and of the acquisition of LaSalle by RFS Holdings — of domestic and international regulatory authorities reasonably required in connection with the offer and with the acquisition of LaSalle by RFS Holdings and its intended change of control have been obtained.

•

The registration statement on Form F-4 and any registration statement on Form F-6 filed with the SEC in conjunction with the offer for registration of the securities being offered under the offer must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness have been initiated by the SEC.

•

No notification has been received by the Banks from their respective home regulators that there is likely to be a material and adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to the ABN AMRO or the Banks.

•	All necessary clearances and confirmations from relevant tax authorities have been obtained and not withdrawn or amended.

•

Confirmation has been given that the New RBS Shares will be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities on the Official List of the London Stock Exchange and the New RBS Shares and the RBS ADSs

representing such shares or a portion thereof have been approved for listing on the NYSE.

•	The general meetings of shareholders of the Banks have passed all agreed or required resolutions.

•

ABN AMRO has not entered into any transaction or facilitated any transaction involving the sale or issue to third parties of any shares in its own share capital, or a substantial part of its business or assets, and ABN AMRO has not given any undertaking to do so (other than the sale of LaSalle to RFS Holdings). ABN AMRO has also not bound itself in any way to pay any dividend nor has ABN AMRO made any payment of such dividend, except in the normal course of business and consistent with past practice.

The offer conditions are for the benefit of the Banks and may be waived by the Banks (either in whole or in part) at any time by written notice to ABN AMRO.

Enclosure No. 6

PURCHASE AND SALE AGREEMENT

by and between

ABN AMRO BANK N.V.

and

RFS HOLDINGS B.V.

Dated as of May 6, 2007

- i -

(continued)

- ii -

(continued)

- iii -

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of May 6, 2007 (this “Agreement”), is by and between ABN AMRO Bank N.V., a company organized under the laws of The Netherlands (“Seller”), and RFS HOLDINGS B.V., a private limited liability company organized under the laws of the Netherlands (“Purchaser”).

RECITALS

WHEREAS, Seller holds, directly or indirectly, all of the outstanding shares, par value $1.00 per share, of common stock (the “Company Common Stock”) of ABN AMRO North America Holding Company, a Delaware corporation (the “Company”);

WHEREAS, Seller has entered into the Purchase and Sale Agreement dated as of April 22, 2007 (the “Bank of America Agreement”) by and between Seller and Bank of America Corporation, a Delaware corporation (“Bank of America”);

WHEREAS, pursuant to Section 5.3(b) of the Bank of America Agreement, Seller has concluded in good faith that the terms of this Agreement constitute a Superior Proposal (as defined below);

WHEREAS, Purchaser has been established by a consortium (the “Consortium”) comprised of (1) The Royal Bank of Scotland Group plc, a public company incorporated under the laws of Scotland (“RBS”), (2) Fortis SA/NV, a public company incorporated under the laws of Belgium, and Fortis N.V., a public company incorporated under the laws of the Netherlands (together, “Fortis”), and (3) Banco Santander Central Hispano, S.A.(“Santander”), a public company incorporated under the laws of Spain;

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, the Company Common Stock, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1. Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“ABN EGM” shall have the meaning stated in Section 6.1(d).

“Affiliate” of a Person shall mean any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Adverse Recommendation Event” shall mean that Parent’s Managing Board and/or Supervisory Board or any committee thereof shall have withdrawn (or modified in a manner adverse to Purchaser) or publicly proposed to withdraw (or modify in a manner adverse to Purchaser) its recommendation that Parent’s shareholders adopt this Agreement and approve the transactions contemplated hereby.

“Affiliate Arrangements” shall mean any agreement, contract or arrangement between Seller and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand.

“Agreed Claims” shall have the meaning stated in Section 9.5(c).

“Agreement” shall have the meaning stated in the preamble to this document.

“Balance Sheet” shall have the meaning stated in Section 3.6(a).

“Balance Sheet Date” shall have the meaning stated in Section 3.6(a).

“Bank of America” shall have the meaning stated in the second recital.

“Bank of America Agreement” shall have the meaning stated in the second recital.

“Bank of America Litigation” shall mean any proceedings, claims or actions asserted against Parent, Seller, the Company, Purchaser or any of their respective Affiliates by Bank of America or any of its Affiliates to the extent arising out of or related to the Bank of America Agreement (or any termination thereof), this Agreement or the consummation of the transactions contemplated hereby.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Broker-Dealer Subsidiary” shall have the meaning stated in Section 3.24.

“Business” shall mean the businesses of the Company and its Subsidiaries, other than the Excluded Business and any Divested Business.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in any of New York, New York, London, England, Rotterdam, The Netherlands, Madrid, Spain or Brussels, Belgium are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Bylaws” shall mean the Bylaws of the Company, as currently in effect.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as currently in effect.

“Claim Certificate” shall have the meaning stated in Section 9.5(a).

“Closing” shall have the meaning stated in Section 2.3(a).

“Closing Date” shall mean the date on which the Closing actually occurs.

“Closing Income Statement” shall have the meaning stated in Exhibit C.

“Closing Net Income” shall have the meaning stated in Exhibit C.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning stated in the first Recital.

“Company Benefit Plans” shall have the meaning stated in Section 3.11(a).

“Company Confidential Information” shall mean confidential information and data (including confidential files, customer lists, mailing lists, documentation or records) concerning the customers and prospects, products and services, employees, intellectual property (including trade secrets), technology, financial or business plans and operations, and unpublished confidential financial information of or relating to the Business, the Company or the Company Subsidiaries.

“Company Common Stock” shall have the meaning stated in the recitals.

“Company Financial Statements” shall have the meaning stated in Section 3.6(a).

“Company Intellectual Property” shall have the meaning stated in Section 3.21.

“Company-Only Plans” shall have the meaning stated in Section 3.11(a).

“Company Regulatory Agreement” shall have the meaning stated in Section 3.15.

“Company Subsidiary” and “Company Subsidiaries” shall have the meaning stated in Section 3.1(b).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of April 28, 2007 by and between Seller, on the one hand, and RBS, Santander and Fortis, on the other hand (as it may be amended from time to time).

“Consortium” shall have the meaning stated in the recitals.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company-Only Plans identified as such in Section 3.11(a) of the Disclosure Schedule.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company or other organization, whether an incorporated or unincorporated organization.

“Covered Claim” shall have the meaning stated in Section 10.6(b).

“Covered Employees” shall have the meaning stated in Section 6.4(a).

“Covered Taxes” shall mean Taxes attributable to any Excluded Business and Taxes resulting from the Specified Transfers.

“CRA” shall mean the Community Reinvestment Act of 1997.

“Damages” shall mean all costs, expenses, damages, liabilities, claims, demands, obligations, diminution in value, fine, awards, judgments, losses, royalty, proceeding, deficiency, interest, awards, judgments and penalties (including reasonable expenses and attorneys’ fees and consultants’ fees and expenses) suffered or incurred.

“Disclosing Party” shall have the meaning stated in Section 6.9.

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of the Agreement and delivered by Seller to Purchaser prior to the execution and delivery of the Agreement.

“Divested Business” shall mean any company, business, product line, business unit or business operation that was owned, operated or conducted by the Company or any Company Subsidiary (or any predecessor thereto) or any former Subsidiary thereof, at any time prior to the Closing and that is not owned, operated or conducted by a Company or any Company Subsidiary as of the Closing Date (without giving effect to any temporary or transitional arrangements under any Transition Services Agreement or that otherwise may be implemented in connection with the transactions contemplated hereby to facilitate a smooth transition of ownership), in each case, whether as a result of a sale, transfer, distribution, contribution, conveyance, or other disposition.

“Employees” shall have the meaning stated in Section 5.2(e).

“ERISA” shall have the meaning stated in Section 3.11(a).

“ERISA Affiliate”, with respect to any Person, means any Person that for the purposes of ERISA is from time to time a member of the controlled group of any Person or under common control with any Person within the meaning of Section 414 of the Code.

“Estimated Net Income” shall have the meaning stated in Exhibit C.

“Excluded Business” shall mean the businesses, assets and liabilities of ABN AMRO WCS Holding Company and its Subsidiaries.

“Excluded Employees” shall have the meaning stated in Section 6.4(c).

“Federal Court” shall have the meaning stated in Section 10.6(b).

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Final Net Income” shall have the meaning stated in Exhibit C.

“Financing” shall have the meaning stated in Section 4.4.

“Form BD” shall have the meaning stated in Section 3.24(b).

“Former Excluded Employees” shall have the meaning stated in Section 6.4(d).

“Fortis” shall have the meaning stated in the recitals.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” shall mean any court, administrative agency, arbitrator or commission or other governmental, prosecutorial or regulatory authority or instrumentality, or any SRO.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Threshold” shall have the meaning stated in Exhibit C.

“Indemnified Party” shall have the meaning stated in Section 9.5(a).

“Indemnifying Party” shall have the meaning stated in Section 9.5(a).

“Intellectual Property” shall mean any or all of the following: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefore, mask works, know-how, trade secrets, and computer software programs or applications (in both source code and object code form).

“Interest Payment Period” shall mean the period commencing on the date that all of the closing conditions set forth in Article VII have been satisfied or waived and ending on the Closing Date.

“Interim Period” shall mean any taxable year or period commencing on or prior to the Closing Date and ending after the Closing Date.

“IRS” shall mean the U.S. Internal Revenue Service.

“Key Employees” shall have the meaning stated in Section 6.5.

“Knowledge” or “knowledge” with respect to Seller shall mean the actual knowledge of those individuals set forth on Exhibit B.

“Leased Properties” shall have the meaning stated in Section 3.20.

“LIBOR” shall mean the one-month Interbank Official Rate with respect to deposits in U.S. Dollars which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the 5th Business Day prior to the Closing Date.

“Lien” shall mean any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind.

“LNTD” shall have the meaning stated in Section 3.13(c).

“Matching Period” shall have the meaning stated in Section 5.3.

“Material Adverse Effect” shall mean any event, circumstance, change or effect that (i) has a material adverse effect on the business, results of operations or financial condition of the Business; or (ii) prevents Seller from consummating the transactions contemplated hereby; provided, however, that, with respect to clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to depository institutions and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to depository institutions and their holding companies generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national or regional political conditions (including the outbreak of war or acts of terrorism) or in general or regional economic or market conditions affecting depository institutions and their holding companies generally except to the extent that such changes in political, economic or market conditions have a disproportionate adverse effect on the Business, (D) public disclosure of this Agreement and the transactions contemplated by this Agreement, (E) any action taken by Seller, the Company or any of their respective Subsidiaries which is expressly required pursuant to this Agreement, (F) any action taken or not taken to which the Purchaser has expressly and specifically consented or which Purchaser has expressly and specifically requested; or (G) any Bank of America Litigation.

“Material Contracts” shall have the meaning stated in Section 3.14(a).

“Materially Burdensome Regulatory Condition” shall have the meaning stated in Section 6.1(a).

“Measurement Period” shall have the meaning stated in Exhibit C.

“Merger Protocol” shall mean the Merger Protocol, dated as of May 6, 2007, between Parent, on the one hand, and Purchaser, Fortis, RBS and Santander, on the other hand.

“Multiemployer Plan” shall have the meaning stated in Section 3.11(b).

“Multiple Employer Plan” shall have the meaning stated in Section 3.11(b).

“National Bank Subsidiaries” shall mean LaSalle Bank N.A. and LaSalle Bank Midwest N.A.

“New Plans” shall have the meaning stated in Section 6.4(b).

“New York Courts” shall have the meaning stated in Section 10.6(b).

“OCC” shall mean the U.S. Office of the Comptroller of the Currency.

“Owned Properties” shall have the meaning stated in Section 3.20.

“Parent” shall mean ABN AMRO Holding N.V.

“PBGC” shall have the meaning stated in Section 3.11(f).

“Permitted Encumbrances” shall have the meaning stated in Section 3.20.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period commencing after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period ending on and including the Closing Date.

“Process Agent” shall have the meaning stated in Section 10.6(d).

“Public Offer” shall mean the offer by the Consortium to acquire all the outstanding shares of Parent, as memorialized in the Merger Protocol, or any other transaction involving the acquisition by the Consortium of at least 80% of the outstanding shares of Parent provided that such other transaction is no less favorable to Parent’s shareholders than the offer described in such Merger Protocol.

“Purchase Price” shall have the meaning stated in Section 2.2.

“Purchaser” shall have the meaning stated in the preamble.

“Purchaser Indemnitees” shall have the meaning stated in Section 9.2.

“Purchaser Material Adverse Effect” shall mean, with respect to Purchaser, any effect that prevents, or would be reasonably likely to prevent, Purchaser from consummating the transactions contemplated hereby, excluding any proceedings, claims or actions asserted against Purchaser, Seller or any of their respective Affiliates by Bank of America or any of its Affiliates to the extent arising out of or related to the Bank of America Agreement, this Agreement or the consummation of the transactions contemplated hereby.

“RBS” shall have the meaning stated in the recitals.

“Real Property” shall have the meaning stated in Section 3.20.

“Regulatory Agencies” shall have the meaning stated in Section 3.5.

“Reports” shall have the meaning stated in Section 3.5.

“Representatives” shall mean, with respect to any Person, such Person’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives.

“Requisite Regulatory Approvals” shall have the meaning stated in Section 7.1(a).

“Sale” shall have the meaning stated in Section 2.1.

“Santander” shall have the meaning stated in the recitals.

“Seller” shall have the meaning stated in the preamble.

“Seller Indemnitees” shall have the meaning stated in Section 9.3.

“Shareholder Approval” shall mean that a majority (or such greater number if required under applicable Law to approve the transactions contemplated hereby) of the outstanding shares of Parent’s capital stock shall have been affirmatively voted in favor of the transactions contemplated by this Agreement.

“Specified Transfers” shall have the meaning stated in Section 6.13.

“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.

“Subsidiary” shall mean, when used with respect to any party, any Corporate Entity which is consolidated with such party for financial reporting purposes. “Subsidiary”, when used with respect to the Company, shall not include any Corporate Entity which (i) is part of the Excluded Business, (ii) part of a Divested Business or (iii) transferred by the Company or any of its Subsidiaries to Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) as part of the Specified Transfers.

“Superior Proposal” shall have the meaning stated in Section 5.3(b) of the Bank of America Agreement.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes, imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Data” shall have the meaning stated in Section 6.8(h).

“Tax Documentation” shall have the meaning stated in Section 6.8(h).

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” shall have the meaning stated in Section 5.3.

“Transition Services Agreement” shall mean any transition services agreement entered into pursuant to Section 6.7.

“Unconditional Offer Date” shall mean the date on which the Public Offer becomes Wholly Unconditional.

“Wholly Unconditional” shall mean that Purchaser has publicly declared that the Public Offer has become wholly unconditional.

ARTICLE II

THE SALE

2.1. The Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall (or shall cause its applicable Subsidiaries to) sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller and its applicable Subsidiaries, all right, title and interest in, to and under all of the outstanding shares of Company Common Stock, free and clear of any Liens or rights or claims of others (the “Sale”).

2.2. Purchase Price. In consideration for the Company Common Stock, at the Closing, Purchaser shall pay to Seller an aggregate of U.S.$24,500,000,000 in cash, plus interest on such amount at a rate per annum equal to LIBOR during the Interest Payment Period, all as adjusted pursuant to Exhibit C.

2.3. Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the sale of the Company Common Stock to Purchaser (the “Closing”) shall take place on the first Business Day that is at least 90 days after the Unconditional Offer Date (provided that if such date is not a Business Day, then the Closing shall take place on the first Business Day thereafter), unless extended by mutual agreement of the parties. The Closing shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, or at such other location as the parties hereto may agree.

(b) At the Closing:

(i) Purchaser shall:

(A) pay to Seller by wire transfer, to an account designated by Seller not less than two Business Days prior to the Closing, immediately available funds in an amount equal to the Purchase Price as adjusted pursuant to Exhibit C; and

(B) deliver the certificate contemplated by Section 7.3(c).

(ii) Seller shall:

(A) deliver to Purchaser, free and clear of any Liens or rights or claims of others, the stock certificate representing the Company Common Stock, duly endorsed in blank (or accompanied by duly executed stock powers) and with any required stock transfer stamps affixed thereto;

(B) deliver to Purchaser all books and records of the Business in the possession of Seller or any of its Subsidiaries, other than (1) books and records that Seller or any of its Subsidiaries is required by Law to retain (in which case Seller shall deliver copies thereof to Seller); and (2) personnel and employment records for employees and former employees of the Seller or any of its Subsidiaries who are not Transferred Entity Employees; provided that Seller and its Subsidiaries shall have the right to retain a copy of all such books and records to the extent reasonably necessary for, and for use in connection with, Tax, regulatory, litigation or other legitimate, non-competitive purposes; and

(C) deliver the certificates contemplated by Sections 7.2(c) and 7.2(d).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedule (it being agreed that disclosure in any Section of the Disclosure Schedule shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of the disclosure that such disclosure is relevant to another Section of this Agreement), Seller represents and warrants to Purchaser that the following is true and correct:

3.1. Corporate Organization.

(a) The Seller has been duly incorporated and is validly existing as a public company with limited liability under the laws of The Netherlands. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Seller and the Company has the corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company is duly registered as a bank holding company under the BHCA and is a financial holding company pursuant to Section 4(l) of the BHCA and meets in all material respects the applicable requirements for qualification as such. True and complete copies of the Certificate of Incorporation and Bylaws, as in effect as of the date of this Agreement, have previously been furnished or made available to Purchaser. The Company is not in violation in any material respect of any of the provisions of the Certificate of Incorporation or Bylaws.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list as of the date hereof of all the Subsidiaries of the Company (each a “Company Subsidiary” and collectively the “Company Subsidiaries”). The shares of Company preferred stock held by Persons other than the Company and its Subsidiaries have a liquidation preference of no more than $200,000,000. All of the outstanding shares of capital stock or other securities evidencing ownership of, or an equity ownership in, the Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned entirely by the Company or a wholly owned Company Subsidiary, free and clear of any Lien with respect thereto. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities or ownership or equity interests of any Company Subsidiary, or otherwise obligating any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such stock, securities or interests. Each Company Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate or other legal entity power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value as of the date of this Agreement in excess of $25 million in any Person other than in the ordinary course of business.

3.2. Capitalization. The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, of which 1,000 are issued and outstanding and have been duly authorized and validly issued, are fully paid, non-assessable and free of preemptive rights, and 2,987,538 shares of Company preferred stock, of which 2,987,538 are issued and outstanding and have been duly authorized and validly issued. The shares of Company preferred stock held by Persons other than the Company and its Subsidiaries have a liquidation preference of no more than $200,000,000. All of the Company Common Stock is owned by Seller, free and clear of any Liens. Except as set forth above, no shares of capital stock or other voting securities, equity securities or other ownership or equity interests of the Company are issued, reserved for issuance or outstanding. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities or ownership or equity interests of the Company, or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such stock, securities or interests.

3.3. Authority; No Violation.

(a) Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the supervisory and managing boards of Seller. No other corporate proceedings (including any approvals of Seller’s stockholders) on the part of Seller are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws or similar organizational documents of Seller or the Company or any of their respective Subsidiaries, (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller, the Company or any of their respective Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Seller, the Company or any of their respective Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii)(y) above) for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

3.4. Consents and Approvals. Except for (i) the filing of any required applications or notices with the Federal Reserve Board under the BHCA or the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other U.S. federal or state banking, broker-dealer, insurance or other U.S. regulatory or self-regulatory authorities or instrumentalities, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry SRO, and the rules of the Nasdaq, or that are required under U.S. consumer finance, mortgage banking and other similar laws, (iv) any consents, authorizations, approvals, filings with any federal authority or instrumentality, (v) any notices or filings (and, if required, approvals) under the HSR Act, and (vi) any consents, approvals, filings or registration, the absence of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated by this Agreement.

3.5. Reports. The Company and each of its Subsidiaries have, filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file since January 1, 2005 with (i) any SRO, (ii) the Federal Reserve Board, (iii) the Federal Deposit Insurance Corporation, (iv) the OCC and (v) any other federal, state or foreign governmental or regulatory agency or authority (the agencies and authorities identified in clauses (i) through (v), inclusive, are, collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any such Report and any statement regarding the Business, the Company or its Subsidiaries made in any Report filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of the Company and its Subsidiaries, there is no material pending proceeding before, or, to the Knowledge of Seller, material investigation by, any Regulatory Agency into the business or operations of the Company or any of its Subsidiaries. There are no unresolved violations, criticisms, or exceptions by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions are not, individually or in the aggregate, material to the Company and its Subsidiaries.

3.6. Financial Statements.

(a) Seller has previously made available to Purchaser copies of the following financial statements, copies of which are attached as Schedule 3.6(a): (i) the audited consolidated statements of condition, consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company and its Subsidiaries as of and for the fiscal year ended December 31, 2005 and December 31, 2006 (the “Audited Financial Statements”); and (ii) the unaudited pro forma consolidated statement of condition, and pro forma consolidated statement of income of the Business as of and for the fiscal year ended December 31, 2006 (the “Pro Forma Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”) (the unaudited pro forma consolidated statement of condition as of December, 31, 2006, the “Balance Sheet” and December 31, 2006, the “Balance Sheet Date”). The Audited Financial Statements fairly present in all material respects the consolidated financial position and results of operations of the Company as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with GAAP consistently applied during the periods involved. The Pro Forma Financial Statements fairly present in all material respects the consolidated financial position and results of operations of the Business as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with GAAP consistently applied during the periods involved except for the absence of footnote disclosure. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

(b) Stockholders’ equity on the consolidated statement of condition of the Company and its Subsidiaries as of December 31, 2006 included $394.534 million of preferred stock issued by Subsidiaries of the Company.

(c) Seller maintains, with respect to the Business and the Company and its Subsidiaries, a system of internal control over financial reporting.

(d) Seller has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that information material assessed at the level of Seller and relating to Seller, including the Business, the Company and its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seller by others within those entities. Section 3.6(d) of the Disclosure Schedule sets forth, based on Seller’s most recent evaluation prior to the date hereof of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), (i) any significant deficiencies or material weaknesses of Seller in the design or operation of internal control over financial reporting relating to the Business, the Company and its Subsidiaries; and (ii) any events of fraud, whether or not material assessed at the level of Seller, that involve management or other employees who have a significant role in the Company’s internal controls over financial reporting and relate to the Business, the Company or its Subsidiaries.

(e) The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and its Subsidiaries that have been made available to Purchaser contain accurate records in all material respects of all corporate actions of the Company and its Subsidiaries for the relevant periods.

3.7. Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the Balance Sheet, and except for liabilities incurred since the Balance Sheet Date in the ordinary course of business, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, individually or in the aggregate with any other such liabilities, would reasonably be expected to have a Material Adverse Effect.

3.8. Absence of Certain Changes or Events. Since the Balance Sheet Date: (i) the Company and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (ii) the Company has not taken any of the actions that Seller has agreed not to permit Company to take from the date hereof through the

Closing Date pursuant to Sections 5.2(a), (b), (c), (d), (f), (g), (h), (i), (j) or (l) of this Agreement, and (iii) there have been no events, circumstances, facts or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9. Legal Proceedings. None of Seller, the Company nor any of their respective Subsidiaries is a party to or subject of any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller, the Company or any of their respective Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no material injunction, order, judgment, regulatory restrictions (other than those of general application that apply to similarly situated bank holding companies) or decrees imposed upon Seller or its Subsidiaries (with respect to the Business) or the Company or any Company Subsidiaries, or the assets of the Company or any Company Subsidiary.

3.10. Taxes and Tax Returns. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete) and has duly and timely paid or caused to be paid on their behalf all Taxes that are due and payable other than Taxes that are being contested in good faith, which have not been finally determined, and are adequately reserved against or provided for (in accordance with GAAP) on the most recent consolidated financial statements of the Company. The Company and its Subsidiaries do not have any liability for Taxes in excess of the amount reserved or provided for on their financial statements (but excluding, for this purpose only, any liability reflected thereon for deferred Taxes to reflect timing differences between Tax and financial accounting methods).

(b) No jurisdiction where the Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of the Company and its Subsidiaries is required to file a Tax Return in such jurisdiction.

(c) No Liens for Taxes exist with respect to any of the assets of the Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any material amount of Taxes of the Company or any of its Subsidiaries.

(e) There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to the Company and any of its Subsidiaries, which waiver or extension is in effect.

(f) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable law, have been paid to the relevant Governmental Entity.

(g) To the extent the Company or any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or any other transaction required to be reported under a comparable provision of state, local or foreign law, such transaction has been reported in accordance with applicable law.

(h) Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(i) Neither the Company nor any of its Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(j) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Period as a result of any (i) change in method of accounting for a Pre-Closing Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law), (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law), (iii) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) No Subsidiary of the Company is characterized as a “foreign” corporation for U.S. federal income tax purposes.

3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Disclosure Schedule lists all material “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other material employee benefit, severance or executive compensation plans, policies, practices, programs, arrangements, or agreements, whether written or unwritten, that cover any current or former directors, officers, employees or consultants of Company or its Subsidiaries, or to which contributions must be made or liabilities are outstanding thereunder for current or former directors, officers, employees or consultants of Company or its Subsidiaries, or to which any such individual is party (collectively, the “Company Benefit Plans”). For purposes hereof, each Company Benefit Plan that is sponsored by Company or its Subsidiaries is referred to as a “Company-Only Plan” and is so identified on Section 3.11(a) of the Disclosure Schedule.

(b) None of the Company Benefit Plans is a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (a “Multiple Employer Plan”). None of Company or any of its Subsidiaries, Seller or their respective ERISA Affiliates has (i) contributed to or been obligated to contribute to, at any time during the past six years, a Multiemployer Plan or a Multiple Employer Plan, (ii) withdrawn in a complete or partial withdrawal from any Multiemployer Plan or Multiple Employer Plan or (iii) incurred any liability due to the termination or reorganization of a Multiemployer Plan or a Multiple Employer Plan.

(c) The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all Company Benefit Plans providing for retiree health or life insurance coverage.

(d) Except in each case for such items that individually or in the aggregate would not have a Material Adverse Effect, (i) each Company Benefit Plan and its administration is in material compliance with its terms and all applicable laws, including ERISA and the Code; (ii) each Company Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and no fact, circumstance or event has occurred or exists since the date of such determination letter that would adversely affect the qualified status of any such Company Benefit Plan; and (iii) each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code and the guidance issued by the Internal Revenue Service thereunder; provided that no representation is being made under clause (iii) with respect to final regulations under Section 409A of the Code that were issued on April 10, 2007.

(e) All contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, other than a failure to make contributions that would not have a Material Adverse Effect, and with respect to any such contributions, premiums or other payments required that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the Balance Sheet or liability therefor was incurred in the ordinary course of business consistent with past practice since the end of such fiscal quarter.

(f) Except in each case for such items that individually or in the aggregate would not have a Material Adverse Effect, (i) no liability has been, or is reasonably expected to be, incurred under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”) or to a trustee appointed under Section 4042 of ERISA; and (ii) with respect to each Company-Only Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971

of the Code: (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (B) as of the last day of the most recent fiscal plan year ended prior to the date hereof, the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested) on an accumulated benefit obligation basis; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (D) all premiums to the PBGC have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Company or any of its Subsidiaries; and (F) the PBGC has not instituted proceedings to terminate any such plan and, to Company’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan.

(g) None of Company, its Subsidiaries, the officers of Company or the Company Benefit Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Company, its Subsidiaries or any officer of Company to any Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA other than, in each case, a Tax, penalty or liability that would not have a Material Adverse Effect.

(h) Except as would not have a Material Adverse Effect or as set forth on Section 3.11(h) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as would not have a Material Adverse Effect, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for a “gross up” or similar payments in respect of any Taxes that may become payable under Section 409A or Section 4999(a) of the Code.

(i) True, correct and complete copies of the following documents, with respect to each Company Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA and is subject to the provisions of ERISA, have, as applicable, been delivered or made available to Purchaser by Seller: (i) the written document evidencing such Company Benefit Plan and the related trust documents or other funding arrangements, and amendments, and (ii) the summary plan description thereof. No later than 30 days following the date hereof, Seller will provide Purchaser with true, correct and complete copies of the following documents, with respect to all Company Benefit Plans to the extent not previously provided: (1) the written document evidencing such plan and the related trust documents or other funding arrangements, and amendments, modifications or supplements thereto or, with respect to any such plan that is not in writing, a written description thereof; and (2) the most recent Forms 5500 and schedules thereto; (3) the summary plan description and any modifications thereto; (4) the most recent annual report, financial statement and/or actuarial report; and (5) the most recent determination letter from the IRS.

(j) There are no pending actions, claims or lawsuits which have been asserted, instituted or, to Knowledge of Seller, threatened, against the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of Company Benefit Plans with respect to the operation of such plans (other than routine benefit claims) which could result in any liability to Company that would reasonably be expected to have a Material Adverse Effect.

(k) Except as would not have a Material Adverse Effect, all Company-Only Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.12. Employee Matters.

(a) Neither Company nor any of its Subsidiaries is, or has over the past five years been, a party to any collective bargaining agreement or other labor union contract. No labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries has complied in all material respects with all applicable material laws relating to the employment of employees, including those relating to wages, hours, immigration, the payment of wages, and the classification of employees as exempt or not exempt from the payment of overtime under applicable law, the prohibitions against discrimination and harassment, occupational safety and health, and leaves of absence, except for such noncompliance as would not be material to the Company and its Subsidiaries, taken as a whole.

3.13. Compliance with Applicable Law.

(a) The Company and each Company Subsidiary and each of their employees, and Seller and each of its Subsidiaries and their employees insofar as it relates to the Business, hold all licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and are and have been in compliance with, and are not and have not been in violation of, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity, except in each case where the failure to hold such license, registration, franchise, permit or authorization or such noncompliance or violation would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has knowledge of, or has received notice of any violations of any of the above, except for such violations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have properly administered all accounts for which the Company or any of its Subsidiaries acts as a fiduciary, including accounts for which the Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to the Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c) Each National Bank Subsidiary and LaSalle National Trust Delaware (“LNTD”) are “well-capitalized” (as that term is defined at 12 C.F.R. 6.4(b)(1) or the relevant regulation of the institution’s primary federal bank regulator), and “well managed” (as that term is defined at 12 C.F.R. 225.2(s)), and each National Bank Subsidiary’s CRA rating is no less than “satisfactory.” Neither National Bank Subsidiary nor LNTD has been informed that its status as “well-capitalized,” “well managed” or “satisfactory” for CRA purposes will change within one year. All deposit liabilities of the National Bank Subsidiaries are insured by the Federal Deposit Insurance Corporation to the fullest extent under the law. The National Bank Subsidiaries have met all conditions of such insurance, including timely payment of its premiums.

3.14. Material Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any contract, arrangement, commitment or understanding (whether written or oral) (i) that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) of the Company and its Subsidiaries to be performed after the date of this Agreement that has not been filed or incorporated by reference in the periodic reports of Seller filed with the SEC prior to the date of this Agreement or otherwise set forth on Section 3.14(a) of the Disclosure Schedule, (ii) that contains (A) any material non-competition or non-solicitation agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) is or may be conducted or (B) any material exclusive dealing agreement or any material agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the

Company or any of its Affiliates (including, after the Closing, Purchaser and its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business or (iii) with or to a labor union or guild (including any collective bargaining agreement). Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, and each Affiliate Arrangement is referred to as a “Material Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Material Contract by any of the other parties thereto.

(b) (i) Each Material Contract is valid and binding on the Company or its applicable Subsidiary and is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all of the obligations required to be performed by it to date under each Material Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15. Agreements with Regulatory Agencies. Except as is not material, neither the Company nor any Company Subsidiary, and none of Seller or any of its Subsidiaries with respect to the Business, is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or since January 1, 2005 has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has outstanding any board resolutions adopted at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company nor any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing or requiring any such Company Regulatory Agreement.

3.16. Investment Securities. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries and (ii) such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP.

3.17. Derivative Instruments. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all Derivative Transactions (as herein defined) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practices and applicable rules, regulations and policies of any Regulatory Agency and other policies, practices and procedures employed by the

Company and its Subsidiaries and with counterparties believed at the time to be financially responsible and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) the Company and each of its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent required, and (iii) to the Knowledge of Seller, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18. Environmental Liability. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no pending or, to the knowledge of Seller, threatened legal, administrative, arbitral or other proceedings, claims, or actions against the Company or any of its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the Company or any of its Subsidiaries under any local, state or federal environmental, health or safety statute, regulation, law (including Common Law) or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; and neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation on such entity with respect to any of the foregoing.

3.19. Insurance. The Company has in full force and effect the insurance coverage with respect to its business as of the date hereof set forth in Section 3.19 of the Disclosure Schedule.

3.20. Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries (a) has (or will have, at Closing) good and marketable title to all the owned real properties reflected in the Balance Sheet (except properties sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due (or being conducted in good faith and for which adequate reserves have been established), (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the Balance Sheet (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for

Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Seller, the lessor.

3.21. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own, or are licensed or otherwise possess rights to use, all Intellectual Property used by Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiaries, (ii) neither Company nor any of its Subsidiaries has received written notice from any third party alleging any interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, neither Company nor any of its Subsidiaries has interfered in any respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party; (iii) to the Knowledge of Seller, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property; (iv) neither Company nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or permits third parties to use any Company Intellectual Property rights; (v) neither Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property and (vi) neither the Company nor any of its Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Company Intellectual Property.

3.22. Sufficiency of Assets Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, at the Closing, the Company and its Subsidiaries will own or have the right to use (including pursuant to the Transition Services Agreement) all of the assets, rights and properties necessary to conduct the Business as currently operated on the same terms as all of the foregoing were owned or used by Seller and its Affiliates to operate the Business.

3.23. No Investment Adviser. Neither the Company nor any Company Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.24. Broker-Dealer Subsidiaries.

(a) Each Company Subsidiary that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof. Each Broker-Dealer Subsidiary is a member in good standing with all required SROs and in compliance in all material respects with all applicable rules and regulations of such SROs. Each Broker-Dealer Subsidiary and registered representative thereof is duly registered, licensed or qualified as a broker-dealer or registered representative under, and in compliance in all material respects with, the applicable laws and regulations of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing. There is no action, suit, proceeding or investigation pending or, to the knowledge of Seller, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses, memberships and qualifications.

(b) Seller has made available to Purchaser true, correct and complete copies of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD filed since January 1, 2005, reflecting all amendments thereto to the date hereof (each, a “Form BD”). The Forms BD of the Broker-Dealer Subsidiaries are in compliance in all material respects with the applicable requirements of the Exchange Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) None of the Broker-Dealer Subsidiaries nor any “associated person” thereof (i) is subject to a “statutory disqualification” as such terms are defined in the Exchange Act, or (ii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act.

(d) Subject to the foregoing, neither the Company nor its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any laws or regulations.

3.25. Intercompany Arrangements; Interested Party Transactions. Each material agreement and arrangement between a National Bank Subsidiary, on the one hand, and Seller or any of its Subsidiaries or Affiliates (other than Company and its Subsidiaries), on the other hand, is at arm’s length terms and complies in all material respects with Section 23A and 23B of the Federal Reserve Act and 12 C.F.R. Part 223.

3.26. Divested Businesses. Section 3.26 of the Disclosure Schedule sets forth a true and complete list of all businesses that have become Divested Businesses since January 1, 2004 and which impose material continuing obligations on the Company or its Subsidiaries or the Business.

3.27. Broker’s Fees. Except for any firm all of whose fees and expenses shall be borne entirely by Seller, none of Seller, the Company or any of their respective Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement

3.28. Superior Proposal. The Supervisory Board and the Managing Board of Seller have determined, as of the date hereof, that the transactions contemplated hereby constitute a “Superior Proposal” as defined in the Bank of America Agreement.

3.29. Access; Absence of Other Agreements. Except for this Agreement and the Confidentiality Agreement between Seller and Bank of America Corporation, there are no other agreements, written or oral, between Seller and its Affiliates, on the one hand, and Bank of America Corporation and its Affiliates, on the other hand, relating to the transactions contemplated hereby. In connection with Purchaser’s due diligence review of the Company and the Business, Seller has made available to Purchaser and its Representatives the same access to documents, information and data that was made available to Bank of America Corporation in connection with its due diligence review of Seller and the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1. Corporate Organization. Purchaser is a private limited liability company duly organized and validly existing under the laws of its jurisdiction of organization. Purchaser has the limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. True and complete copies of the notorial deed of incorporation and the articles of association of Purchaser, as in effect as of the date of this Agreement, have previously been delivered by Purchaser to Seller. Purchaser is not in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended.

4.2. Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Management Board of Purchaser. No other corporate proceedings (including any approvals of Purchaser’s stockholders) on the part of Purchaser are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser. Assuming due authorization, execution and delivery by Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the notorial deed of incorporation and the articles of association of Purchaser or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.3. Consents and Approvals. Except for (i) the Requisite Regulatory Approvals, (ii) the Fortis Shareholder Approval, and (iii) such additional consents and approvals, the failure of which to make or obtain would not be material and would not have a Purchaser Material Adverse Effect, no consents or approvals of or filings or registrations with any Governmental Entity or, of or with any third party, are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement and (B) the consummation by Purchaser of the transactions contemplated hereby. Purchaser has no reason to believe that any Requisite Regulatory Approvals will not be obtained.

4.4. Financing. Purchaser has or will have as of the Closing sufficient cash or cash equivalents available (the “Financing”), directly or through one or more Affiliates, to pay the Purchase Price to Seller on the terms and conditions contained herein, and there is no restriction on the use of such cash or cash equivalents for such purpose.

4.5. Legal Proceedings.

(a) Neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) There is no injunction, order, judgment or decree imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.6. Agreements with Regulatory Agencies. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.7. Broker’s Fees. Except for any firm all of whose fees and expenses shall be borne entirely by Purchaser, neither Purchaser nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.8. Acquisition of Company Common Stock for Investment. Purchaser is acquiring the Company Common Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Company Common Stock other than as part of any internal restructuring or reorganization among Purchaser and the members of the Consortium. Purchaser acknowledges that the Company Common Stock have not been registered under the Securities Act or any state securities Laws, and agrees that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the U.S. Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under the U.S. Securities Act of 1933, as amended, and without compliance with foreign securities laws, in each case, to the extent applicable.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1. Conduct of Business of the Company Prior to the Closing. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Company and each Company Subsidiary to, (a) conduct the Business in all material respects in the usual, regular and ordinary course consistent with past practice and (b) use commercially reasonable efforts to maintain and preserve intact the business organizations and goodwill of the Business and the Business’ current relationships with its customers, regulators, employees and other Persons with which the Business has significant business or other relationships.

5.2. Forbearances of Seller. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as set forth in Section 5.2 of the Disclosure Schedule, as expressly contemplated by this Agreement or as required by Applicable Law or Governmental Entity, Seller shall cause the Company and the Company Subsidiaries not to do any of the following, without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed:

(a) other than in the ordinary course of business consistent with past practices, (i) incur any indebtedness for borrowed money, or assume, guarantee,

endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds and FHLB advances, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements); or (ii) incur any capital expenditures (other than capital expenditures incurred pursuant to contracts or commitments in force on the date of this Agreement);

(b) other than with respect to the Excluded Business, (i) adjust, split, combine or reclassify any capital stock, (ii) make, declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock (other than (A) dividends on shares of its outstanding preferred stock made in accordance with the terms of the applicable certificate of designations, or (B) by any Company Subsidiary on a pro rata basis to the equity owners thereof; provided that the Company itself shall not be permitted to make any dividend pursuant to this clause (B)) or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock (and Seller agrees that no such dividend shall have been paid by the Company since December 31, 2006 other than dividends on shares of its outstanding preferred stock made in accordance with the terms of the applicable certificate of designations), (iii) grant any stock appreciation rights or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue any additional shares of capital stock or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(c) other than with respect to the Excluded Business, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, including capital stock in any Company Subsidiary and cash, to any individual, corporation or other entity other than a direct or indirect wholly-owned Company Subsidiary, or to any Excluded Business, or cancel, release or assign any indebtedness to any such person or any claims held by any such person (and Seller agrees that no such action with respect to the Excluded Business shall have occurred since December 31, 2006), except (i) in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company, (ii) in the ordinary course of business consistent with past practice to Affiliates of the Company on arm’s length terms, (iii) pursuant to contracts or agreements in force at the date of this Agreement that are, if involving properties or assets having a value in excess of $5,000,000 or any capital stock in any Company Subsidiary, set forth in the Disclosure Schedule or (iv) otherwise with respect to properties, assets and indebtedness with an aggregate fair market value not in excess of $10,000,000 other than to Seller or its Affiliates;

(d) (i) acquire any business entity, whether by stock purchase, merger, consolidation or otherwise, (ii) make any other investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity other than a wholly-owned Company Subsidiary, or (iii) incur, assume or accept any liability of the Excluded Business, other than, in the case of clause (ii), (A) for investments in the ordinary course of business consistent with past practice and (B) investments for cash consideration with an aggregate value not in excess of $10,000,000;

(e) (i) except (A) as required under applicable law or the terms of any existing agreement to which Company is a party as of the date hereof, and (B) for increases in annual base salary at times and in amounts in the ordinary course of business consistent with past practice, which shall not exceed 4% in the aggregate (on an annualized basis), increase in any manner the compensation or benefits of any of the current or former directors, officers or employees of Company or its Subsidiaries (collectively “Employees”), (ii) pay any amounts to Employees not required by any current plan or agreement (other than base salary in the ordinary course of business) to any Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iv) accelerate the vesting of any stock-based compensation or other long-term incentive under any Company Benefit Plans, (v) hire or terminate the employment of any current Employee who has (in the case of employees to be terminated) or would have (in the case of employees to be hired) target total compensation (cash and target equity) of $350,000 or more, other than terminations for cause, or (vi) except as set forth in Section 6.4(d) of this Agreement, transfer any current Employee to Seller or its Affiliates (other than the Company or its Subsidiaries);

(f) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $5,000,000 individually or $10,000,000 in the aggregate or involving non-monetary relief that is not material, or waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(g) change its methods of accounting (or the manner in which it accrues for liabilities) in effect on the Balance Sheet Date, except as required by changes in GAAP;

(h) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes if such action would likely have the effect of increasing in any material respect the liability of the Company or its Subsidiaries for any Taxes other than Covered Taxes unless required by applicable law;

(i) adopt or implement any amendment to its Certificate of Incorporation or any changes to its Bylaws or comparable organizational documents;

(j) materially restructure or materially change its investment securities portfolio or its gap position except in the ordinary course of business consistent with past practice (and in consultation with Purchaser), through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) enter into, amend in any material respect or terminate, or make any payment not then required under, any Material Contract, other than entering into, renewing or terminating any Material Contracts in the ordinary course of business consistent with past practice, other than any Material Contract that contains (A) any non-competition or non-solicitation agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) is or may be conducted or (B) any material exclusive dealing agreement, or any material agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Affiliates (including, after the Closing, Purchaser and its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(l) enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to the Company and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m) take any action that is intended or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied, except, in every case, as may be required by applicable law;

(n) (i) materially modify, amend or terminate, or waive any rights under, any Affiliate Arrangement, or (ii) enter into any new Affiliate Arrangement or any transaction with Seller or any Affiliate of Seller except in the ordinary course of business consistent with past practice and on arm’s length terms; or

(o) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

5.3. Bank of America Matching Period. During the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York time, on the date that is 5 Business Days after the date of this Agreement (the “Matching Period”), Seller and its Representatives shall directly or indirectly take any and all actions that are required to comply with the terms of Section 5.3(b) of the Bank of America Agreement. If Bank of America exercises its rights set forth in Section 5.3(b)(iii) of the Bank of America Agreement in a manner that results in Seller concluding that the transactions contemplated by this Agreement no longer constitute a Superior Proposal, then notwithstanding anything else herein to the contrary this Agreement shall automatically terminate without any cost, liability or obligation under this Agreement to the Company, Bank of America or any of their respective Subsidiaries or Affiliates. If at the end of the Matching Period this Agreement has not automatically terminated pursuant to the preceding sentence, Seller shall promptly terminate the Bank of America Agreement in accordance with Section 8.1(f) of the Bank of America Agreement and Purchaser shall, simultaneously with such termination, pay the Termination Fee to Bank of America on behalf of Seller. “Termination Fee” means an amount in cash equal to U.S.$200,000,000 (two hundred million dollars), which shall be paid (when due and owing) by wire transfer of immediately available funds denominated in U.S. dollars to the account or accounts designated by the recipient. Unless and until Purchaser pays the Termination Fee as provided above, the obligations of Seller under this Agreement will be conditional and this Agreement will not be final and binding on Seller; provided, however, that Seller acknowledges and agrees that, if Purchaser proffers payment of the Termination Fee to Bank of America and Bank of America refuses acceptance thereof, then Purchaser shall be deemed under this Agreement and the Bank of America Agreement to have paid the Termination Fee to Bank of America at such time as it proffered payment thereof to Bank of America. Purchaser acknowledges that the agreement to pay the Termination Fee in the circumstances set forth in this Section 5.3 is an integral part of the transactions contemplated by this Agreement and that, without this Agreement, Seller would not enter into this Agreement; accordingly, if Purchaser fails to pay such amount when due, Seller shall, in addition to all other remedies available to it, be entitled to interest on such amount at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the date that the such payment was required to be made pursuant to this Agreement to the date of payment.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1. Regulatory Matters.

(a) Each of Purchaser and Seller shall, and shall cause its Subsidiaries to, take, or cause to be taken, all commercially reasonable actions necessary or advisable to (i) comply promptly with all legal requirements which may be imposed on such party or its relevant Subsidiaries with respect to the transactions contemplated hereby, including in connection with obtaining any third-party consent that may be required to be obtained in connection with the transactions contemplated by this Agreement, and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, required in order to continue any contract or agreement with Company or its Subsidiaries following Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity which is required or advisable to be obtained by Seller or Purchaser, respectively, or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (it being understood and agreed that it shall be deemed commercially reasonable for Purchaser to take all action other than those that would not be required pursuant to the last sentence of this Section 6.1(a)). The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. Purchaser and Seller shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to confidentiality or the exchange of information, all the information relating to Seller, Company or Purchaser, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Purchaser and Seller shall take all commercially reasonable actions to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Purchaser to take to any action, or commit to take any action, or agree to any condition or restrictions, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or third parties that would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Business, the Company or Purchaser (measured on a scale relative to the Business) following the Effective Time (a “Materially Burdensome Regulatory Condition”); provided that the parties agree that any actions required to be taken by or conditions or restrictions imposed on Purchaser in order to obtain such permits, consents, approvals or authorizations of any Governmental Entity or third party shall not be considered a Materially Burdensome Regulatory Condition to the extent such actions, conditions or restrictions relate to Purchaser’s compliance with the conditions in Section 3(d)(2) of the BHCA or in the Bank Merger Act relating to the nationwide deposit cap and to any applicable state deposit caps.

(b) Purchaser and Seller shall, upon request, furnish each other with all information concerning Purchaser, Seller, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Purchaser, Seller, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c) Purchaser and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or other consent or approval will not be obtained or that the receipt of any such approval will be materially delayed.

(d) Parent shall call and hold an extraordinary general meeting of its shareholders (the “ABN EGM”) as promptly as practicable for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby. In connection with the ABN EGM, Parent’s Managing Board and Supervisory Board shall recommend adoption of this Agreement and approval of the transactions contemplated hereby by Parent’s shareholders at such ABN EGM, and Parent’s Managing Board and Supervisory Board shall take all other action necessary or advisable to secure the Shareholder Approval, except that Parent’s Managing Board and Supervisory Board shall not be required to recommend adoption of this Agreement and approval of the transactions contemplated hereby if by doing so Parent’s Managing Board and Supervisory Board would be in violation of its legal obligations under applicable Law. Notwithstanding any of the foregoing, prior to the ABN EGM, Parent’s Managing Board and Supervisory Board may withdraw any such recommendation if it would be a violation of its legal obligations under applicable Law to fail to withdraw any such recommendation.

6.2. Access to Information.

(a) Subject to the Confidentiality Agreement, Seller agrees to provide Purchaser, RBS, Fortis and Santander and their respective Representatives, from time to time prior to the Closing Date or the termination of this Agreement, such information as Purchsaser shall reasonably request with respect to the Business, the Company and the Company Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties and personnel of the Business, the Company and the Company Subsidiaries as Purchaser shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Except as required by law, each of Purchaser, RBS, Fortis and Santander will hold, and will cause its Representatives and its Affiliates to hold, any nonpublic information of Seller received from Seller or the Company, directly or indirectly, in accordance with the Confidentiality Agreement.

(b) Seller and Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize the attorney-client or other legal privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.3. Intentionally Deleted.

6.4. Employees; Employee Benefit Matters.

(a) Following the Closing Date, Purchaser shall maintain or cause to be maintained employee benefit plans for the benefit of employees who are actively employed by the Company and its Subsidiaries on the Closing Date (“Covered Employees”) which, in the aggregate, are generally substantially comparable to those employee benefit plans that are made available to similarly situated employees of Purchaser or one of its Affiliates (other than the Company and its Subsidiaries), as applicable; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Purchaser or one of its Affiliates; provided, further, that until such time as Purchaser shall cause Covered Employees to participate in the benefit plans that are made available to similarly situated employees of Purchaser or one of its Affiliates (other than the Company and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans of the Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Purchaser’s plans (or plans of one of its Affiliates) may commence at different times with respect to each such plan).

(b) For purposes of eligibility to participate, vesting and benefit accruals (except benefit accrual under any final average pay defined benefit pension plan) under the employee benefit plans of Purchaser and/or one of its Affiliates providing benefits to any Covered Employees after the Closing Date (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Closing Date, to the same extent as such Covered Employee was entitled, before the Closing Date, to credit for such service under any parallel Company Benefit Plan in which such Covered Employee participated immediately prior to the Closing Date; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or with respect to any closed or frozen plan. In addition, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Covered Employee, Purchaser shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Company Benefit Plan in which such employee participated immediately prior to the Closing Date and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Benefit Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Prior to the Closing Date, Seller shall take all action necessary to ensure that effective as of the Closing Date, (i) any employee or other service provider who is employed by the Company or its Subsidiaries as of immediately prior to the Closing Date but who primarily provides services to or with respect to the business of (A) an Excluded Business or (B) Seller or any of its Affiliates other than the Company and its Subsidiaries (collectively, the “Excluded Employees”) is transferred from the Company and its Subsidiaries without any liability to the Company or its Subsidiaries and (ii) any employee or other service provider who is employed by the Seller or its Subsidiaries (other than the Company or its Subsidiaries) as of immediately prior to the Closing Date but who primarily provides services to or with respect to the Business is transferred to the Company or any of its Subsidiaries. From the date hereof through the Closing Date, Seller will not make any employment transfers that would result in a modification to whether a particular service provider is classified as primarily providing services to the Business.

(d) Pursuant to the terms of the Transition Services Agreement, the Company or Purchaser, as applicable, will, at Seller’s expense (and at cost), administer the payroll and all HR administrative systems for Excluded Employees and all other employees of Seller and its Affiliates who are located in the United States or Canada and who participate in the employee benefit plans that are administered through the Company’s and its Subsidiaries’ payrolls and HR administrative systems prior to the Closing Date (collectively “Transitional Participants”) and will, at Seller’s expense (and at cost), provide employee benefits coverage to Transitional Participants (for Transitional Participants who are located in Canada, only payroll and HR administrative systems services) that is consistent with such coverage provided to Covered Employees under Section 6.4(a). Seller shall use reasonable best efforts to ensure that the provision of such transitional services ends on or promptly following the Closing Date, it being understood that to the extent that such services continue following the Closing Date, such services will terminate no later than the 60th day following the Closing Date and in no event shall any Transitional Participants participate in any employee benefit plans of the Company and its Subsidiaries following the Closing Date other than health and welfare plans. Prior to the Closing Date, Seller shall take all actions necessary, including the adoption of plan amendments to ensure that effective as of the Closing Date, the participation of (i) the Excluded Employees and (ii) any former employees or service providers who would be Excluded Employees but for the fact that their employment or services were previously terminated (the “Former Excluded Employees”) in any Company-Only Plans terminates and all liabilities under such Plans in respect of the Excluded Employees and the Former Excluded Employees shall be transferred to, and be the sole responsibility of, Seller and its Affiliates (other than the Company and its Subsidiaries); provided that this sentence shall not apply to (i) participation in respect of benefits accrued by Excluded Employees or Former Excluded Employees in Company-Only Plans that are “qualified” under Section 401 of the Code and (ii) liabilities under Company-Only Plans that are healthcare plans incurred by Excluded Employees prior to the Closing Date to the extent fully accrued on the Closing Balance Sheet. For purposes of clause (ii) a medical, dental, vision and/or prescription drug benefit shall be considered incurred on the date when the services are rendered, the supplies are provided or medication is prescribed, and not when the condition arose.

(e) For purposes of determining cash severance payments under the Purchaser severance plan applicable to Covered Employees whose employment terminates prior to the first anniversary of the Closing Date, the cash severance payments payable to such Covered Employees shall be determined in accordance with the applicable cash severance formula used under the severance plan applicable to the Company or the Subsidiary employing such Covered Employee immediately prior to the Closing Date (which Company or Subsidiary severance plan is set forth on Section 3.11(a) of the Disclosure Schedules and a copy of which has been provided to Purchaser).

(f) Prior to the Closing Date, the parties will mutually develop and agree to the performance criteria to replace Company ROEC (return on economic capital) currently used to measure payment entitlement under the Company’s Long Term Incentive Plan. Such replacement criteria shall preserve, to the extent possible, the degree of incentive currently inhering in open performance periods under the current practices of such plan. The Seller will use good faith efforts to cause outstanding equity-based awards held by Covered Employees to fully vest on the Closing Date.

(g) Nothing in this Section 6.4 shall be construed to limit the right of Purchaser or any of its Affiliates (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.4 be construed to require the Purchaser or any of its Affiliates (including, following the Closing Date, the Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(h) Without limiting the generality of Section 10.9, the provisions of this Section 6.4 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other employee benefit plan for any purpose.

6.5. Nonsolicit of Employees. Seller agrees that, commencing as of the date of this Agreement until the first anniversary of the Closing Date, without the prior written consent of Purchaser, neither Seller nor any of its Affiliates will (or will assist or encourage others to), directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of the Company or any Company Subsidiary or any of their successors) any officer or employee of the Company or any Company Subsidiary as of the Closing Date; provided that Seller and its Affiliates shall not be in breach of this provision where an employee is solicited by way of any general solicitation or advertisement not targeted at employees of the Company, the Company Subsidiaries or the Business; provided, however, that notwithstanding the foregoing, in no event during such one-year period shall Seller or any of its Affiliates hire any Key Employee unless such person has not been an employee of the Company or its Affiliates for at least six months. As used herein, “Key Employee” means any executive officer of the Company, any of the Company’s department heads.

6.6. Additional Agreements. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the requesting party.

6.7. Transition Services Agreement. At the request of Purchaser or Seller, the parties will cooperate, including by entering into a customary transition services agreement, with respect to Seller or its applicable Affiliates providing or causing to be provided to the Company and its Subsidiaries or the Company and its Subsidiaries providing or causing to be provided to Seller and its Affiliates (other than the Company and its Subsidiaries) such transitional services for a transition period of 12-18 months as may be reasonable under the circumstances (other than payroll, employee benefit or other HR administrative services which shall be governed by the provisions of Section 6.4(d)). Such services will be provided in a manner consistent with past practice and on commercially reasonable pricing terms; any incremental out-of-pocket costs or expenses of the party providing such services shall be borne by the party receiving the services.

6.8. Additional Agreements Regarding Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) Purchaser will be responsible for preparing and filing (or causing the preparation and filing of) all Tax Returns required to be filed after the Closing. In the case of returns due for Pre-Closing Periods and Interim Periods, Seller agrees to cooperate with Purchaser, in accordance with Purchaser’s reasonable requests, in the preparation and filing of such Tax Returns. Purchaser shall deliver drafts of any Income Tax Returns for any Pre-Closing Period and any Interim Period, to the extent such Tax Returns reflect a liability for Covered Taxes, together with supporting factual information and workpapers to Seller no later than 30 days before the statutory deadlines for filing the applicable Tax Return (as extended).

(ii) Subject to the provisions of this Agreement, all decisions relating to the preparation of Tax Returns shall be made in the sole discretion of Purchaser.

(b) Payment of Taxes. From and after the Closing Date:

(i) Purchaser will pay or cause to be paid all Taxes with respect to Tax Returns which Purchaser is obligated to prepare and file or cause to be prepared and filed pursuant to Section 6.8(a); provided, however, that Seller hereby assumes and agrees to pay directly to or at the direction of Purchaser, at least three days prior to the date payment (including estimated payment) thereof is due, the amount, if any, of Covered Taxes reflected in such Tax Return.

(c) Seller’s Contest Rights Regarding Taxes. Notwithstanding any other provision of this Agreement to the contrary, Seller shall have the right (but not the obligation) to control, defend, settle, compromise or prosecute in any manner any audit, examination, investigation, hearing or other proceeding (collectively, “Tax Proceeding”) with respect to any Tax Return of the Company and its Subsidiaries involving solely any Excluded Business or the Specified Transfers; provided, however, Seller, without the consent of Purchaser (which consent will not be unreasonably withheld or delayed), shall not settle, compromise or abandon any Tax Proceeding with respect to any Excluded Business or the Specified Transfers if such action would reasonably be expected to materially adversely affect the Purchaser, its Affiliates, or, following the Closing Date, the Company or its Subsidiaries. In addition, (i) Seller shall keep Purchaser duly informed of any such Tax Proceedings relating to any Excluded Business or the Specified Transfers and (ii) Purchaser shall be entitled to receive copies of all correspondence and documents relating to such Tax Proceedings (other than any confidential or proprietary information pertaining to Seller or any Excluded Business). If the Seller elects, in its sole discretion, not to control and conduct any such Tax Proceeding, the Seller shall, within 30 days of receipt of a written notice of the assertion of any tax claim, notify the Purchaser in writing of its intention not to control and conduct the Tax Proceeding in connection with such tax claim. In such event, the Purchaser may control, or cause its designee to control, and conduct such Tax Proceedings in such manner as it may deem appropriate.

(d) Purchaser’s Contest Rights Regarding Taxes. Except as expressly provided otherwise in Section 6.8(c), Purchaser shall have the sole right (but not the obligation) to control, defend, settle, compromise, or prosecute in any manner a Tax Proceeding with respect to any Tax Return of the Company and its Subsidiaries; provided, however, Purchaser, without the consent of Seller (which consent will not be unreasonably withheld or delayed), shall not settle, compromise or abandon any Tax Proceeding that could reasonably be expected to give rise to a material claim by Purchaser for indemnification under Section 9.4(a). In addition, (i) Purchaser shall keep Seller duly informed of any Tax Proceeding related to any Excluded Business or the Specified Transfers and (ii) Seller shall be entitled to receive copies of all correspondence and documents relating to such Tax Proceeding (but, for these purposes, excluding access to any financial and other confidential or proprietary information pertaining to any member of Purchaser’s consolidated group other than Company and its Subsidiaries).

(e) Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements between (a) any of the Company and its Subsidiaries, on the one hand, and (b) Seller or any of its Affiliates (other than any of the Company and its Subsidiaries), on the other hand, will be terminated and have no further effect for any taxable year or period (whether a past, present or future year or period), and except as provided in Section 6.12(a) no additional payments will be made thereunder on or after the Closing Date in respect of a redetermination of Tax liabilities or otherwise.

(f) Notification Requirements. Purchaser shall, and shall cause Company to, promptly (but in all events within 20 Business Days of receipt thereof) forward to Seller all written notifications and other written communications from any Tax authority received by Purchaser or the Company relating to any Excluded Business or the Specified Transfers, and, subject to the provisions of Section 6.8(c), Purchaser shall, and shall cause Company to, take such reasonable actions as requested by Seller to enable Seller to take any action Seller deems appropriate with respect to any proceedings relating thereto.

(g) Cooperation. Purchaser, Seller and Company shall each at their own expense cooperate with each other and make available to each other such Tax data and other information as may be reasonably required in connection with (i) the preparation or filing of any Tax Return, election, consent or certification, or any claim for refund, (ii) any determinations of liability for Taxes, or (iii) any Tax Proceeding (“Tax Data”). Such cooperation shall include, without limitation, making their respective employees and independent auditors reasonably available on a mutually convenient basis for all reasonable purposes, including, without limitation, to sign Tax forms and consents, to provide explanations and background information and to permit the copying of books, records, schedules, workpapers, notices, revenue agent reports, settlement or closing agreements and other documents containing the Tax Data (“Tax Documentation”). The Tax Data and the Tax Documentation shall be retained until one year after the expiration of all applicable statutes of limitations (including extensions thereof); provided, however, that in the event an audit, examination, investigation or other proceeding has been instituted prior to the expiration of an applicable statute of limitations, the Tax Data and Tax Documentation relating thereto shall be retained until there is a final determination thereof (and the time for any appeal has expired).

(h) Carryforwards and Carrybacks; Amended Returns. Purchaser will cause each of the Company and its Subsidiaries to elect, where permitted by law, to carry forward any net operating loss, net capital loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period of any of the Company and its Subsidiaries ending on or before the Closing Date. To the extent such action could reasonably be expected to adversely affect Seller’s liability under Section 9.4(a), neither Purchaser, the Company nor any of its Subsidiaries shall amend, or take any similar action with respect to any Tax Return filed for any Pre-Closing Period or Interim Period without the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed).

(i) Refunds. Except as otherwise provided in the following sentence, Seller will be entitled to retain, or receive prompt payment from Purchaser or any of its Affiliates (including Company and its Subsidiaries) of any refund or credit of Covered Taxes actually received by Purchaser. Provided Purchaser complies with its obligation under Section 6.8(h), Purchaser will be entitled to retain or receive any refund or credit of Taxes of the Company and its Subsidiaries attributable to the carryback of any Tax attribute arising in a taxable period that begins after the Closing Date to a taxable period that ends on or before the Closing Date. Purchaser and the Company and its Subsidiaries will be entitled to retain, or receive prompt payment from Seller of, any refund or credit with respect to Taxes of the Company and its Subsidiaries other than Covered Taxes. The amount of any refund or credit that Purchaser or Seller is entitled to retain or receive pursuant to this Section 6.8(i) shall be reduced to take account of any Taxes incurred upon the receipt of such refund or credit. All payments required to be made pursuant to this Section 6.8(i) shall be made within thirty days after receipt or entitlement to the refund or credit by Seller, Purchaser, the Company or its Subsidiaries.

(j) Transfer Taxes. All applicable sales and transfer Taxes and filing, recording, registration, stamp, documentary and other similar Taxes and fees imposed on the purchase and sale of the Company Common Stock pursuant to this Agreement will be shared equally between Seller and Purchaser. The parties shall cooperate in the preparation and filing of all Tax Returns relating to such transfer taxes.

6.9. Post-Closing Confidentiality.

(a) Following the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement with respect to information relating to the Company, the Company Subsidiaries and the Business shall terminate.

(b) Following the Closing, Seller shall, and shall cause its Affiliates and its and their officers, directors, employees, consultants, agents and advisors to, keep confidential and not use for its benefit or for the benefit of any other Person, any and all Company Confidential Information. Notwithstanding the foregoing, if Seller or its Affiliates or any of their respective officers, directors, employees, consultants, agents or advisors (collectively, “Disclosing Party”) is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any such information, the Disclosing Party will provide Purchaser with notice of such request or requirement as promptly as practicable (unless not permitted by applicable law) so that such Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the foregoing provisions of this Agreement. The Disclosing Party will cooperate reasonably with Purchaser in connection with Purchaser’s efforts to seek such an order or remedy. If Purchaser does not obtain such protective order or other remedy, or Purchaser waives the Disclosing Party’s compliance with the provisions of this Section 6.9, the Disclosing Party will furnish only that portion of the applicable confidential information that is legally required, and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information.

(c) Notwithstanding the foregoing, the Company Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any of its Affiliates or such other Persons in breach of this Agreement, or (ii) becomes available to Seller after the Closing Date on a non-confidential basis from a source other than the Company or a Company Subsidiary; provided that such source is not, after reasonable inquiry, known to be bound by a confidentiality agreement or other contractual, legal or fiduciary obligation with respect to such information.

(d) Seller acknowledges and agrees that due to the unique nature of the Company Confidential Information, there can be no adequate remedy at law for any breach of its obligations hereunder, that any such breach or threatened breach may allow Seller, its Affiliates or third parties to unfairly compete with the Purchaser or its Affiliates, resulting in irreparable harm to Purchaser and its Affiliates, and therefore, that upon any such breach or any threat thereof, Purchaser will be entitled to appropriate equitable and injunctive relief from a court of competent jurisdiction without the necessity of proving actual loss, in addition to whatever remedies either of them might have at law or equity.

6.10. Cooperation. Following the Closing, each party agrees to cooperate in good faith to provide information to the other party that is reasonably necessary in connection with regulatory, legal, accounting and similar matters of Seller and its Affiliates on the one hand and Company and its Affiliates on the other (and not relating to any dispute, litigation or arbitration between the parties hereto or their Affiliates). The parties agree that any information provided pursuant to this provision shall be kept confidential and shall not be used for any purpose except for the reason given in the request.

6.11. Use of Name.

(a) As soon as practicable and in any event no later than 30 days after the Closing Date, Purchaser shall cause the Company and the Company Subsidiaries to file amendments to their certificates of incorporation, articles of association or other organizational documents with the applicable Governmental Entities changing the names of the Company and the Company Subsidiaries to names that do not include the words “ABN AMRO” or any name confusingly or misleadingly similar thereto. For the avoidance of doubt, Purchaser and its Affiliates (including after the Closing, the Company and its Subsidiaries) may use the name “ABN AMRO” and all other trademarks or tradenames owned or licensed by Seller or its Affiliates (excluding the Company and its Subsidiaries) and used in connection with the Business, the Company or any Company Subsidiary as of the Closing on any materials distributed or available to customers until the earlier of (i) six months after the Closing Date and (ii) the exhaustion of inventory in existence as of the Closing Date, subject to applicable law, in each case, in a mutually agreed transitional manner (it being understood and agreed that the Company and its Subsidiaries shall not actively market using such trademarks and tradenames). Thereafter, Purchaser shall not, and shall cause the Company and its Subsidiaries not to, use such trademarks or tradenames, other than (i) in a neutral, non-trademark sense to discuss the history of the Business, the Company or the Company Subsidiaries or (ii) as required by applicable law.

(b) For the avoidance of doubt, from and after the Closing Date, Seller and its Subsidiaries shall cease using and shall have no right in, to and under the name “LaSalle” and any other Intellectual Property exclusively used by the Business. The parties agree that any and all such rights shall be rights of the Company and its Subsidiaries from and after the Closing Date. The parties agree to cooperate and discuss in good faith appropriate arrangements relating to the shared use, after Closing, of any Intellectual Property that is currently used by both the Company and its Subsidiaries, on the one hand, and by Seller or its other Affiliates, on the other hand (such arrangements to be on terms consistent with past practice).

6.12. Settlement of Intercompany Accounts; Termination of Intercompany Agreements; Conversion of Certain Company Debt into Equity; Funding Subsidiaries.

(a) Prior to the Closing, Seller shall, upon notice from Purchaser, cause $6.148 billion of intercompany debt (the “Intercompany Debt”) owed by the Company to Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) to be converted into Company Common Stock (and Seller shall be entitled to take necessary actions in connection therewith, including amending its Certificate of Incorporation), which shall be part of the shares of Company Common Stock to be purchased by Purchaser pursuant to Article II.

(b) Between the date hereof and Closing, upon the notice of Purchaser, Seller and Purchaser shall discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to effect the repayment in full at Closing of all other intercompany debt owed by the Company and/or its Subsidiaries to Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) as of the Closing; provided that if requested by Purchaser, Seller shall agree to delay the repayment date of all or a portion of such debt for a reasonable period of time not to exceed 180 days following the Closing Date (it being understood and agreed that interest and other payments thereunder shall continue to accrue and be payable in accordance with the terms thereof during such delay period).

(c) Between the date hereof and Closing, upon the notice of Purchaser, Seller and Purchaser shall (i) cooperate with one another to identify all derivative contracts outstanding between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, and (ii) discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to unwind such derivative contracts at Closing, including any cash settlement associated with “mark to market” in connection therewith. In addition, to the extent Seller and its Affiliates (other than the Company and its Subsidiaries) are party to a “back to back” derivative contract with third parties with respect to any such derivative contract, at Purchaser’s request, Seller shall use commercially reasonable efforts to assign, or cause to be assigned, such “back to back” derivative contract to the Company.

(d) Upon the notice of Purchaser, Seller and Purchaser shall cooperate in good faith to effect the transfer to the Company or a Subsidiary thereof on mutually acceptable terms immediately prior to the Closing, and as it relates to the portion owned by the Business, without any net economic impact on the Company and without triggering any gain or loss to the Company or its Subsidiaries, the ownership interest in the real estate located at 135 South LaSalle, Chicago and at 540 West Madison, Chicago (The Plaza) currently held by Seller and/or any of its Affiliates (other than the Company and its Subsidiaries).

(e) On or prior to the Closing Date and effective immediately prior to the Closing, all other intercompany accounts between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, including intercompany accounts arising by reason of any tax sharing agreement, shall be settled. Intercompany accounts solely between and among the Company and its Subsidiaries (other than any Excluded Business) shall not be affected by this provision. Seller shall provide to Purchaser on the date hereof the details of the intercompany subordinated notes between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand. No later than two weeks from the date hereof, Seller shall provide to Purchaser the details of all other material intercompany accounts as of March 31, 2007 between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand.

(f) Effective immediately prior to the Closing, all other contracts, agreements and arrangements, including all obligations to provide goods, services or other benefits, between Seller and/or any of its Subsidiaries (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, shall be terminated without any party having any continuing obligation to the other, except for (i) this Agreement and (ii) any Transition Services Agreement.

(g) Seller and Purchaser shall cooperate with one another between the date hereof and Closing (i) to identify any Funding Subsidiaries of Seller whose purpose is to provide capital to the Company and its Subsidiaries and to discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to transfer such Funding Subsidiaries to the Company at Closing and (ii) to identify any Funding Subsidiaries of the Company whose purpose is to provide capital to the Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) and to discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to transfer such Funding Subsidiaries to Seller or an Affiliate thereof (other than the Company and its Subsidiaries) at Closing. “Funding Subsidiary” means, with respect to an entity, a direct or indirect special purpose Subsidiary of that entity that issues securities for capital purposes or an entity relating to that capital structure.

(h) Seller shall take any actions as may be necessary to ensure that any shares of preferred stock issued by the Company or its Subsidiaries outstanding as of the Closing Date shall have no voting rights for a director or otherwise (except for customary protective rights in the applicable certificate of designations relating to dividend arrearages or adverse changes in the terms to the preferred stock) and shall not become entitled to vote or consent by reason of the consummation of the transactions contemplated hereby. In connection with the foregoing, notwithstanding anything herein to the contrary, Seller shall be permitted to cause the Company to refinance, redeem or defease all or a portion of such preferred stock, amend the terms of such preferred stock (including any agreements on instruments relating thereto) or take such other actions as are necessary or advisable; provided that (i) Seller shall hold the Company harmless for the effects of any less favorable economic terms of any such refinancing and (ii) any such refinancing shall be prepayable or redeemable at the option of the issuer within 90 days of Closing without penalty.

6.13. Specified Transfers. Prior to the Closing, Seller shall effectuate the distribution of ABN AMRO WCS Holding Company by the Company to Seller or an Affiliate thereof (other than the Company and its Subsidiaries) (the “Specified Transfers”). At the time of the distribution, ABN AMRO WCS Holding Company will directly or indirectly hold the remainder of the Excluded Business.

6.14. No Additional Representations. Purchaser acknowledges that neither Seller nor any of its Affiliates is making any representation or warranty, express or implied, as to any financial or other matter with respect to Seller, Company or their respective Subsidiaries, except for the representations and warranties expressly set forth in Article III. Seller acknowledges that neither Purchaser nor any of its Affiliates is making any representation or warranty, express or implied, as to any financial or other matter with respect to Purchaser or its Subsidiaries, except for the representations and warranties expressly set forth in Article IV.

6.15. Director and Officer Indemnification.

(a) Purchaser shall cause Company to indemnify, defend and hold harmless, the present and former officers and directors of Company and each of Company’s Subsidiaries in their capacities as such (each a “Company Indemnified Party”) in accordance with the Certificate of Incorporation and bylaws, or other charter documents, of Company and the respective Company Subsidiaries and any agreements or plans maintained by Company and the respective Company Subsidiary, to the fullest extent permitted thereunder and not prohibited by law after the Closing Date against all losses, expenses, claims, damages and liabilities arising out of actions or omissions occurring on or prior to the Closing Date (other than the transactions contemplated hereby, and other than any liability arising directly or indirectly out of the pending investigation of Seller and its Subsidiaries by the U.S. Department of Justice or any U.S. Attorney’s Office, which liabilities shall be retained by Seller); provided that in no event shall a “Company Indemnified Party” include any Person who is or was employed or retained primarily by Seller or an Affiliate of Seller (other than Company and its Subsidiaries) and not primarily employed or retained by Company or its Subsidiaries, and Seller agrees that it shall indemnify, defend and hold harmless such individuals to the same extent that Purchaser is agreeing with respect to the Company Indemnified Parties.

(b) In the event following the Closing Purchaser or any of its successors or assigns or Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser or Company, as applicable, assume the obligations set forth in this section.

(c) The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives.

6.16. Financing. Seller shall provide, and shall cause its officers, employees, accountants and representatives to provide, such cooperation as Purchaser may reasonably request in connection with arranging, documenting and consummating the Financing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and, in the case of the obligation of Purchaser to effect the Closing, no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition). “Requisite Regulatory Approvals” shall mean (i) the approvals of the Federal Reserve Board, the Financial Services Authority in the United Kingdom, the Bank of Spain, and the Belgian Banking, Finance and Insurance Commission and (ii) the expiration or termination of any applicable waiting periods, if required, under the HSR Act.

(b) No Injunctions or Restraints. No order, injunction, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect. No Governmental Entity shall have taken any action set forth in Exhibit A.

(c) Bank of America Agreement. The Bank of America Agreement shall have been validly terminated in accordance with its terms.

(d) Public Offer. The Public Offer shall have become Wholly Unconditional.

(e) Shareholder Approval. The Shareholder Approval shall have been obtained.

7.2. Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Closing is also subject to the satisfaction or waiver by Purchaser at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.2 (Capitalization) and Section 3.3(a) (Authority; No Violation) shall be true and correct in all material respects; and (ii) the other representations and warranties of Seller set forth in this Agreement shall be true and correct in all respects (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect set forth therein), in each of cases (i) and (ii), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representations and warranties are, by their terms, expressly limited to a specific date, in which case as of such specific date); provided that the condition set forth in clause (ii) of this Section 7.2(a) shall be deemed satisfied if the failure of all such representations and warranties to be so true and correct (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect set forth therein) would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) FIRPTA Certificate. Seller shall deliver a certificate from the Company that complies with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated no more than 30 days prior to the Closing Date and executed by a responsible corporate officer of the Company, to the effect that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code).

(e) Specified Transfers. The Specified Transfers shall have been completed

(f) Fortis Shareholder Approval. The shareholders of Fortis SA/NV and Fortis S.A. shall have approved this Agreement and the transactions contemplated hereby (the “Fortis Shareholder Approval”).

(g) Certain Litigation. There shall be no pending or threatened Bank of America Litigation, and there shall not exist any judgment, settlement or other agreement related to any Bank of America Litigation that has or could result in the payment by Parent, Seller, the Company, Purchaser or any of their respective Affiliates of any amount (other than the Termination Fee) or that does or could materially and adversely affect Parent, Seller, the Company, Purchaser or any of their respective Affiliates.

7.3. Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is also subject to the satisfaction or waiver by Seller at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV of this Agreement shall be true and correct in all respects (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representations and warranties are, by their terms, expressly limited to a specific date, in which case as of such specific date); provided that the condition set forth in this Section 7.3(a) shall be deemed satisfied if the failure of all such representations and warranties to be so true and correct (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect set forth therein) would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by one of its officers stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Closing shall not have occurred on or before May 1, 2008 (the “Termination Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by either Seller or Purchaser, if any Requisite Regulatory Approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) by Seller, if Purchaser has breached or is in breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement in any respect (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect), which breach would, individually or together with all such other then uncured breaches by Purchaser, constitute grounds for the condition set forth in Section 7.3(a) or 7.3(b) not to be satisfied at the Closing Date and Purchaser does not promptly use all commercially reasonable efforts to cure such breach after written notice thereof to Purchaser or such breach would not reasonably be expected to be covered prior to the Termination Date;

(e) by Purchaser, if Seller has breached or is in breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement in any respect (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect), which breach would, individually or together with all such other then uncured breaches by Seller, constitute grounds for the condition set forth in Section 7.2(a) or 7.2(b) not to be satisfied at the Closing Date and Seller does not promptly use all commercially reasonable efforts to cure such breach after written notice thereof to Seller or such breach would not reasonably be expected to be cured prior to the Termination Date;

(f) as provided in Section 5.3;

(g) by Purchaser or Seller, if the Shareholder Approval is not obtained at any duly held meeting of Parent’s shareholders called for the purpose of voting upon adoption of this Agreement and approval of the transactions contemplated hereby; or

(h) by Purchaser or Seller, if (i) Parent’s Managing Board or Supervisory Board or any committee thereof shall have withdrawn (or modified in a manner adverse to the Consortium) or publicly proposed to withdraw (or modify in a manner adverse to the Consortium) its recommendation of the Public Offer or the transactions contemplated thereby; (ii) the Merger Protocol shall have terminated in accordance with its terms; (iii) the Public Offer lapses because one or more of the conditions thereof are not satisfied and none of Parent’s shares are purchased thereunder; (iv) Parent recommends, or enters into any agreement or arrangement relating to, any acquisition of Parent (other than the Public Offer); or (v) any Adverse Recommendation Event occurs.

8.2. Effect of Termination. (a) In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 5.3 (Bank of America Matching

Period), the last sentence of Section 6.2(a) (Access to Information), and Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 10.1 (Expenses), Section 10.2 (Notices) and Section 10.6 (Governing Law) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

(b) In the event this Agreement is terminated pursuant to Sections 8.1(e), (g) or (h), Seller shall pay to Purchaser, by wire transfer to an account designated by Purchaser, immediately available funds in an amount equal to $200,000,000; provided, however, that if Seller fails to pay such amount when due, Purchaser shall, in addition to all other remedies available to it, be entitled to interest on such amount at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the date that such payment was required to be made pursuant to this Agreement to the date of payment.

8.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4. Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

INDEMNIFICATION

9.1. No Survival of Representations, Warranties and Covenants. None of the representations and warranties of Seller and Purchaser contained in this Agreement, and none of the covenants of Seller in Section 5.1, shall survive the Closing. For the avoidance of doubt, after Closing neither party shall be entitled to initiate or continue any action, claim or litigation relating to any representation, warranty or covenant that did not survive the Closing and waives all rights in respect thereof.

9.2. Indemnification by Seller. Subject to the remaining provisions of this Article IX, Seller shall indemnify, defend and hold Purchaser and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Purchaser Indemnitees”) harmless from and after the Closing Date from and against any Damages (other than Taxes, except as provided in Section 9.4(a)) incurred or suffered by the Purchaser Indemnitees to the extent resulting or arising from or relating to:

(a) any breach of any covenant or agreement of Seller made herein that survives the Closing;

(b) any Excluded Business, including any liability arising directly or indirectly out of the pending investigation of Seller and its Subsidiaries by the U.S. Department of Justice or any U.S. Attorney’s Office;

(c) any liability or obligation of Seller or any of its Subsidiaries to the extent not related to the Business or any Divested Business;

(d) the Specified Transfers;

(e) any Controlled Group Liability, in each case only to the extent that such Controlled Group Liability is not fully reflected in the Balance Sheet;

(f) (i) liabilities for (x) all Taxes under Section 4999 of the Code and any indemnification obligations (i.e., excise tax gross-ups) with respect to such taxes payable to or for the benefit of current or former employees of the Company and its Subsidiaries and (y) any lost deductions under Section 280G of the Code with respect to payments made to current or former employees of the Company and its Subsidiaries; (ii) liabilities or claims under or in respect of the Company Benefit Plans, other than benefit liabilities under the Company-Only Plans; and (iii) liabilities or claims with respect to the employment or termination of employment of any Excluded Employee or Former Excluded Employee, including liabilities or claims in respect of such Employees under the Company-Only Plans (other than as specifically retained as set forth in the proviso of Section 6.4(d)); and

(g) all liabilities and costs arising from the matter referred to on Section 3.11(d) of the Disclosure Schedules.

9.3. Indemnification by Purchaser. Subject to the remaining provisions of this Article IX, Purchaser shall indemnify, defend and hold Seller and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Seller Indemnitees”) harmless from and after the Closing Date from and against any Damages incurred or suffered by the Seller Indemnitees to the extent resulting or arising from or relating to:

(a) any liability or obligation of the Company or any of its Subsidiaries to the extent not related to the Excluded Business; and

(b) any breach of any covenant or agreement of Purchaser made herein.

9.4. Tax Indemnification.

(a) Seller will indemnify, defend and hold harmless the Purchaser and its Affiliates from and against (i) any Covered Taxes, (ii) any Taxes resulting from any action pursuant to Section 6.12, (iii) any withholding Tax liability imposed under Section 1445 of the

Code with respect to the purchase of Company Shares; (iv) any Taxes arising from or in connection with any breach by Seller of any of its covenants and obligations under Section 6.8; and (v) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(b) Purchaser will indemnify, defend and hold harmless Seller and its Affiliates from and against (i) any and all Taxes arising from or in connection with any breach by Purchaser of any of its covenants or obligations under Section 6.8 and (ii) all liability for any reasonable out-of-pocket legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(c) The obligations of each party pursuant to Sections 9.4(a) and 9.4(b) to indemnify, defend and hold harmless the other party will terminate 30 days after the expiration of all applicable statutes of limitations (giving effect to any extensions thereof); provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

9.5. Indemnification Procedure.

(a) Promptly after the incurrence of any Damages by the party seeking indemnification hereunder (the “Indemnified Party”), including any claim by a third party described in Section 9.5(d) hereof, which might give rise to indemnification hereunder or the discovery of any facts or circumstances that the Indemnified Party reasonably believes may result in an indemnification claim hereunder, the Indemnified Party shall deliver to the party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:

(i) state that the Indemnified Party has paid or properly accrued Damages, or anticipates that it shall incur liability for Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Agreement; and

(ii) specify in reasonable detail each individual item of Damages included in the amount so stated to the extent known, the date such item was paid or properly accrued (if applicable), the basis for any anticipated liability and the nature of the claim to which each such item is related and the computation of the amount, if reasonably capable of computation, to which such Indemnified Party claims to be entitled hereunder;

provided, however, that the failure to deliver such Claim Certificate shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party.

(b) In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within 20 Business Days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a written notice to such effect and the Indemnifying Party and the Indemnified Party shall, within the 20 Business Day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. If the Indemnified Party and the Indemnifying Party are unable to agree as to any particular item or items or amount or amounts, then such disagreement shall be resolved pursuant to judicial process set forth in Section 10.6.

(c) Claims for Damages specified in any Claim Certificate to which an Indemnifying Party shall not object in writing within 20 Business Days of receipt of such Claim Certificate, claims for Damages covered by a memorandum of agreement of the nature described in Section 9.5(b) and claims for Damages the validity and amount of which have been the subject of a judicial determination pursuant to Section 10.6, are hereinafter referred to, collectively, as “Agreed Claims.” Within 15 Business Days of the determination of the amount of any Agreed Claims, subject to the limitations of this Article IX, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by cashier’s check or wire transfer to the bank account or accounts designated in writing by the Indemnified Party not less than one Business Day prior to such payment.

(d) Promptly after the assertion by any third party of any claim against any Indemnified Party that in the reasonable judgment of such Indemnified Party may result in the incurrence by such Indemnified Party of Damages for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a written notice describing in reasonable detail (to the extent known) such claim and such Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel, who shall be reasonably satisfactory to such Indemnified Party) at such Indemnifying Party’s expense. Any failure on the part of the Indemnified Party to provide prompt notice shall not limit any of the obligations of the Indemnifying Party, except to the extent such failure materially prejudices the defense of such claim. Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party; provided that the Indemnifying Party shall be responsible for the fees and expenses of the Indemnified Party’s counsel in any such action or claim if (i) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to, or the assertion of which would be adverse to the interests of, the Indemnified Party or (ii) the Indemnified Party shall have been advised in writing by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest (provided that in the case of clause (i) and (ii) the Indemnifying Party shall not be liable for the fees and expenses of more than one firm of counsel for all Indemnified Parties, other than local counsel). In addition, the Indemnifying Party shall not be entitled to assume control of the defense of any claim, and shall be responsible for the fees and expenses of the Indemnified

Party’s counsel if the Indemnified Party shall have failed, within 15 Business Days after having been notified by the Indemnified Party of the existence of such claim as provided above, to assume the defense of such claim or to notify the Indemnified Party in writing that it shall assume the defense of such claim. No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party (not to be unreasonably withheld), but if settled with the written consent of the Indemnifying Party, or if there be a judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any loss or liability by reason of such settlement or judgment, subject to the limitations set forth in this Article IX. If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 9.5(d), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such claim (not to be unreasonably withheld), unless the settlement releases the Indemnified Party from all liabilities and obligations with respect to such claim and does not impose injunctive or other equitable relief against the Indemnified Party. The Indemnified Party and the Indemnifying Party each agrees to fully cooperate in all matters covered by this Section 9.5(d), including, as required, the furnishing of books and records, personnel and witnesses and the execution of documents, in each case as necessary for any defense of such third party claim and at no cost to the other party (provided that any reasonable out-of-pockets expenses of the Indemnified Party incurred in connection with the foregoing shall be considered part of Damages hereunder). Anything in this Section 9.5(d) to the contrary notwithstanding, the control of any Tax Proceeding and the procedures related thereto shall be governed exclusively by Sections 6.8(c), 6.8(d) and 6.8(f).

9.6. Certain Offsets; Tax Treatment of Payments. For purposes of this Article IX, “Damages” shall be net of any insurance or other recoveries (net of any related deductible or expenses incurred in securing such recovery) actually received by the Indemnified Party or its Affiliates as a result of the liability or loss giving rise to the right of indemnification. In addition, any indemnification payment made pursuant to this Article IX shall be (i) reduced by the amount of any net Tax benefit actually realized by the Indemnified Party and (ii) increased by the amount of any Tax cost actually realized by the Indemnified Party solely as a result of the receipt or accrual of the indemnification payment. The parties agree to treat any payment pursuant to this Article IX (other than any portion treated as interest) as an adjustment to the purchase price for tax purposes.

9.7. Exclusive Remedy. After the Closing Date, this Article IX shall provide the exclusive remedy for any of the matters addressed herein or other claims arising out of this Agreement, except in the case of common law fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

ARTICLE X

GENERAL PROVISIONS

10.1. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense. For the avoidance of doubt, all fees of Seller’s financial and legal advisors incurred in connection with this Agreement shall be borne by the Seller, and not by the Company or any of its Subsidiaries.

10.2. Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Seller, to:

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands
Attention: the Board of Management
Fax: (31) (20) 628 6293

with a copy to:

ABN AMRO
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands
Attention: Eva Simon Thomas
Fax: (31) (20) 629 2163

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: William L. Taylor
William H. Aaronson
Fax: (212) 450-4800

(b)	if to Purchaser, to:

RFS Holdings B.V.
Strawinskylaan 3105
1077 ZX
Amsterdam, the Netherlands

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention: Creighton O’M. Condon
Scott Petepiece
Fax: (212) 848-7179

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention: Richard Hall
Fax: (212) 474-3700

Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
Attention: Gregory Astrachan
Fax: (44) (20) 7696 5455

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

10.3. Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” (iv) the word “or” shall not be exclusive, (v) all pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require, (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified, and (vii) all references to “transactions contemplated hereby”, “transactions contemplated by this Agreement”, “transactions contemplated herein” or other similar terms shall be deemed to exclude the Public Offer and the transactions contemplated thereby.

(c) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

10.4. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5. Entire Agreement. This Agreement (including the Disclosure Schedules and other documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

10.6. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(b) The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the Federal Courts of the United States of America located in the State of New York (the “Federal Courts”), or, if jurisdiction in the Federal Courts is not available, the courts of the State of New York (the “New York Courts”), in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a “Covered Claim”); (ii) irrevocably agree to request that the Federal Courts (or, if jurisdiction in the Federal Courts is not available, the New York Courts) adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waive, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the New York Courts or the Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in said Courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such Courts; and (iv) irrevocably agree to abide by the rules of procedure applied by the Federal Courts or the New York Courts, as the case may be, (including the procedures for expedited pre-trial discovery) and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction. The parties further agree that any Covered Claim has a significant connection with the United States and the State of New York, and will not contend otherwise in any proceeding in any court of any other jurisdiction. Each party represents that it has agreed to the jurisdiction of the Federal Courts and the New York Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and law applied in the Federal Courts and the New York Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of Purchaser or any of its Subsidiaries or Affiliates to commence or prosecute any legal action against Seller or any of its Subsidiaries or Affiliates in any court of competent jurisdiction in The Netherlands or elsewhere to enforce the judgments and orders of the Federal Courts or the New York Courts.

(c) Each party hereby irrevocably agrees that it will not oppose, on any ground, the recognition, enforcement, or exequatur in a Dutch or other court of any judgment (including but not limited to a judgment requiring specific performance) rendered by a Federal Court or New York Court in respect of a Covered Claim.

(d) Seller hereby irrevocably designates the Corporation Trust Company (in such capacity the “Process Agent”), with an office at 1209 Orange Street, City of Wilmington, county of Newcastle, Delaware 19801, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to Seller. Seller shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Seller will at all times have an agent for service of process for the above purposes in New York, New York. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other person or entity by consolidation, merger, sale of assets or otherwise, such other person or entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of such Process Agent. Seller further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law. Seller expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of New York and of the United States of America.

(e) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7. Specific Performance. The parties agree that irreparable damage would occur in the event that any party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

10.8. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.9. Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Purchaser may assign any of its rights under this Agreement to (i) its financing sources (for collateral purposes), (ii) any subsequent purchaser of the Business or any portion thereof and (iii) an affiliate or affiliates of Purchaser; provided, further, that no such assignment shall release Purchaser from any liability or obligation under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective successors and assigns. Except for Section 6.15 which is for the benefit of the persons specified in Section 6.15(c) this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder

10.10. Payment and Performance Guarantee. Each of RBS, Santander, and Fortis hereby, joint and severally, absolutely, unconditionally and irrevocably guarantees to Seller the prompt payment and performance of all obligations of Purchaser pursuant to this Agreement (including payment of all amounts from time to time owing by Purchaser to Seller hereunder).

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ABN AMRO BANK N.V.

By:
Name:
Title:

By:
Name:
Title:

ABN AMRO HOLDING N.V., solely for the purposes of Section 6.1(d)

By:
Name:
Title:

(Signature Page to Purchase and Sale Agreement)

RFS Holdings B.V.

By:	The Royal Bank of Scotland Group plc

By:
Name:
Title:

RFS Holdings B.V.

By:	Banco Santander Central Hispano, S.A.

By:
Name:
Title:

RFS Holdings B.V.

By:	Fortis N.V.

By:
Name:
Title:

RFS Holdings B.V.

By:	Fortis SA/NV

By:
Name:
Title:

(Signature Page to Purchase and Sale Agreement)

The Royal Bank of Scotland Group plc, solely for the purposes of Section 10.10	Banco Santander Central Hispano, S.A., solely for the purposes of Section 10.10

By:	By:
Name:	Name:
Title:	Title:

Fortis SA/NV, solely for the purposes of Section 10.10

By:
Name:
Title:

Fortis N.V., solely for the purposes of Section 10.10

By:
Name:
Title:

(Signature Page to Purchase and Sale Agreement)

EXHIBIT A

The U.S. Department of Justice or any U.S. Attorney’s Office shall not, in connection with the pending investigation of Seller or its Affiliates, have taken any action against or entered into any settlement with Seller or any of its Affiliates that shall impose any material restriction, condition or burden on the Business, the Company or any of its Subsidiaries.

EXHIBIT B:

SELLER KNOWLEDGE

Norman R. Bobins

Joost Ch. L. Kuiper

Robert J. Moore

Larry D. Richman

EXHIBIT C:

PURCHASE PRICE ADJUSTMENT

(1) No later than three Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver to Purchaser a good faith estimate (the “Estimated Net Income”) of the sum of (a) the net income (loss) of the Company and its Subsidiaries, as adjusted as set forth in the definition of Closing Net Income below, for the period commencing on April 1, 2007 and concluding at the close of business on the earlier to occur of the Closing Date and December 31, 2007 (the “Measurement Period”), and (b) actual net income recorded for the three month period ended March 31, 2007. Seller shall also deliver to Purchaser copies of all workpapers and other documents used in the calculation of Estimated Net Income.

(2) If Estimated Net Income is equal to or greater than the Income Threshold, the Purchase Price shall not be adjusted. If Estimated Net Income is less than the Income Threshold, the Purchase Price shall be decreased by the amount of the shortfall. “Income Threshold” means at any time the amount equal to the sum of (a) the product of (x) $600 million and (y) a fraction, the numerator of which is the number of calendar days that have elapsed during the Measurement Period and the denominator of which is 274 and (b) $270 million.

(3) Seller shall engage Ernst & Young LLP (“E&Y”) to prepare and deliver, and shall use reasonable efforts to cause E&Y to prepare and deliver as promptly as practicable, but not later than 90 days, after the Closing Date, to the Seller an audited consolidated income statement of the Company and its Subsidiaries for the period commencing on January 1, 2007 and ending on the earlier of the Closing Date and December 31, 2007 prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Balance Sheet (the “Closing Income Statement”). All of the costs and expenses of such audit shall be born in full by Purchaser. “Closing Net Income” means the net income (loss) of the Company and its Subsidiaries as shown on the Closing Income Statement, as adjusted to exclude (a) any costs incurred by the Company and its Subsidiaries pursuant to this Agreement (provided, however, that all costs and expenses of the financial, legal and other advisors of the Company and its Affiliates incurred by the Company or its Subsidiaries in connection with this Agreement shall be included in the calculation of Closing Net Income), including any payments, increases in compensation, amendments to compensation plans or any other actions that are referred to in clause (2) of the first paragraph of Section 5.2(e) of the Disclosure Schedule, and (b) any costs that are required to be indemnified pursuant to Sections 9.2 or 9.4(a) (to avoid any duplication), and determined as set forth in this Exhibit, but subject to the following clauses (4) and (5). Seller shall upon receipt promptly provide a copy of the Closing Income Statement and Seller’s calculation of the Closing Net Income to Purchaser.

(4) If Purchaser disagrees with Seller’s calculation of Closing Net Income, Purchaser may, within 30 days after Seller’s delivery of the Closing Income Statement, deliver a notice to Seller disagreeing with Seller’s calculation of Closing Net Income and which specifies Purchaser’s calculation of Closing Net Income and, in reasonable detail, Purchaser’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Income Statement and Seller’s calculation of Closing Net Income.

(5) If a notice of disagreement shall be duly delivered pursuant to clause (4) of this Exhibit, Purchaser and Seller shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine Closing Net Income, which amount shall not be less than the amount thereof shown in Seller’s calculation delivered pursuant to clause (3) of this Exhibit nor greater than the amount thereof shown in Purchaser’s calculation delivered pursuant to clause (4) of this Exhibit. If Purchaser and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause an agreed upon firm of independent accountants of nationally recognized standing in the United States reasonably satisfactory to Purchaser and Seller (which accountants shall not have any material relationship with Purchaser or Seller), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Income. In making such calculation, such independent accountants shall consider only those items or amounts in the Closing Income Statement to which Seller has disagreed and that have not been previously resolved by mutual agreement of Purchaser and Seller. Such independent accountants shall deliver to Purchaser and Seller, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller. The cost of such review and report shall be shared equally by Purchaser and Seller.

(6) Purchaser and Seller agree that they will, and agree to cause their respective independent accountants and each of the Company and its Subsidiaries to, cooperate and assist in the preparation of the Closing Income Statement and in the conduct of the audits and reviews referred to in this Exhibit, including the making available to the extent necessary of books, records, work papers and personnel.

(7) If Final Net Income is greater than the Income Threshold, and Estimated Net Income is equal to or greater than the Income Threshold, no payment shall be made. If Final Net Income is greater than the Income Threshold and Estimated Net Income was less than the Income Threshold, Seller shall be entitled to receive a payment from Purchaser equal to the difference between the Income Threshold and Estimated Net Income. If Final Net Income is less than the Income Threshold and Estimated Net Income is equal to or greater than the Income Threshold, Purchaser shall be entitled to receive a payment from Seller equal to the amount by which the Income Threshold exceeds the Final Net Income. If Final Net Income is less than the Income Threshold and Estimated Net Income is less than the Income Threshold, then (i) if Final Net Income exceeds Estimated Net Income, Seller shall be entitled to receive a payment from Purchaser equal to such excess and (ii) if Estimated Net Income exceeds Final Net Income, Purchaser shall be entitled to payment from Seller equal to such excess. “Final Net Income” means the Closing Net Income (i) as shown in Seller’s calculation delivered pursuant to clause (3) of this Exhibit, if no notice of disagreement with respect thereto is duly delivered pursuant to clause (4) of this Exhibit; or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to clause (5) of this Exhibit or (B), in the absence of such agreement, as shown in the independent accountant’s report setting forth the final and binding calculation pursuant to clause (5) of this Exhibit; provided that in no event shall Final Net Income be greater than Seller’s calculation of Closing Net Income delivered pursuant to clause (3) of this Exhibit or less than Purchaser’s calculation of Closing Net Income delivered pursuant to clause (4) of this Exhibit, plus, in each case, actual net income recorded for the three month period ended March 31, 2007.

(8) Any payment pursuant to clause (7) of this Exhibit shall be made at a mutually convenient time and place within 10 days after Final Net Income has been determined by wire transfer of immediately available funds. Any payment shall be made by wire transfer of same day funds to the account designated by the party entitled to such payment, and shall be accompanied by interest on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Federal Effective Rate in effect from time to time during the period from the Closing Date to the date of payment.

Enclosure No. 7

PURCHASE AND SALE AGREEMENT

by and between

ABN AMRO BANK N.V.

and

~~[BUYER]~~

RFS HOLDINGS B.V.

Dated as of May ~~[•],~~6, 2007

PAGE
ARTICLE I	DEFINITIONS	1

1.1	Certain Defined Terms	1

ARTICLE II	THE SALE	~~8~~9

2.1	The Sale	~~8~~9
2.2	Purchase Price	~~8~~9
2.3	Closing	~~8~~9

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER	~~9~~10

3.1	Corporate Organization	~~9~~11
3.2	Capitalization	~~10~~11
3.3	Authority; No Violation	~~10~~12
3.4	Consents and Approvals	~~11~~12
3.5	Reports	~~11~~13
3.6	Financial Statements	~~12~~13
3.7	Undisclosed Liabilities	~~13~~14
3.8	Absence of Certain Changes or Events	~~13~~14
3.9	Legal Proceedings	~~13~~15
3.10	Taxes and Tax Returns	~~14~~15
3.11	Employee Benefit Plans	~~15~~16
3.12	Employee Matters	~~18~~19
3.13	Compliance with Applicable Law	~~19~~20
3.14	Material Contracts	~~20~~21
3.15	Agreements with Regulatory Agencies	~~20~~21
3.16	Investment Securities	~~20~~21
3.17	Derivative Instruments	~~21~~22
3.18	Environmental Liability	~~21~~22
3.19	Insurance	~~21~~22
3.20	Properties	~~21~~23
3.21	Intellectual Property	~~22~~23
3.22	Sufficiency of Assets	~~22~~23
3.23	No Investment Adviser	~~22~~23
3.24	Broker-Dealer Subsidiaries	~~22~~23
3.25	Intercompany Arrangements; Interested Party Transactions	~~23~~24
3.26	Divested Businesses	~~23~~24
3.27	Broker’s Fees	~~23~~24
3.28	Superior Proposal	24
3.29	Access; Absence of Other Agreements	24

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	~~23~~25

4.1	Corporate Organization	~~23~~25
4.2	Authority; No Violation	~~24~~25

- i -

(continued)

PAGE
4.3	Consents and Approvals	~~24~~26
4.4	Financing	~~25~~26
4.5	Legal Proceedings	~~25~~27
4.6	Agreements with Regulatory Agencies	~~25~~27
4.7	Broker’s Fees	~~25~~27
4.8	Acquisition of Company Common Stock for Investment	~~25~~27

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	~~26~~27

5.1	Conduct of Business of the Company Prior to the Closing	~~26~~27
5.2	Forbearances of Seller	~~26~~27
5.3	Bank of America Matching Period	~~29~~31

ARTICLE VI	ADDITIONAL AGREEMENTS	~~30~~31

6.1	Regulatory Matters	~~30~~31
6.2	Access to Information	~~31~~33
~~6.3~~	~~Public Disclosure~~	~~32~~
6.4	Employees; Employee Benefit Matters	~~32~~34
6.5	Nonsolicit of Employees	~~34~~36
6.6	Additional Agreements	~~35~~36
6.7	Transition Services Agreement	~~35~~37
6.8	Additional Agreements Regarding Tax Matters	~~35~~37
6.9	Post-Closing Confidentiality	~~38~~40
6.10	Cooperation	~~39~~40
6.11	Use of Name	~~39~~41
6.12	Settlement of Intercompany Accounts; Termination of Intercompany Agreements; Conversion of Certain Company Debt into Equity; Funding Subsidiaries	~~39~~41
6.13	Specified Transfers	~~41~~43
6.14	No Additional Representations	~~41~~43
6.15	Director and Officer Indemnification	~~42~~43
6.16	Financing	~~42~~44

ARTICLE VII	CONDITIONS PRECEDENT	~~43~~44

7.1	Conditions to Each Party’s Obligation to Effect the Closing	~~43~~44
7.2	Conditions to Obligations of Purchaser	~~44~~45
7.3	Conditions to Obligations of Seller	~~44~~46

ARTICLE VIII	TERMINATION AND AMENDMENT	~~45~~46

8.1	Termination	~~45~~46
8.2	Effect of Termination	~~46~~47
8.3	Amendment	~~46~~48
8.4	Extension; Waiver	~~46~~48

- ii -

(continued)

PAGE
ARTICLE IX	INDEMNIFICATION	~~46~~48

9.1	No Survival of Representations, Warranties and Covenants	~~46~~48
9.2	Indemnification by Seller	~~46~~48
9.3	Indemnification by Purchaser	~~47~~49
9.4	Tax Indemnification	~~47~~49
9.5	Indemnification Procedure	~~48~~50
9.6	Certain Offsets; Tax Treatment of Payments	~~50~~52
9.7	Exclusive Remedy	~~50~~52

ARTICLE X	GENERAL PROVISIONS	~~50~~53

10.1	Expenses	~~50~~53
10.2	Notices	~~51~~53
10.3	Interpretation; Absence of Presumption	~~52~~54
10.4	Counterparts	~~52~~55
10.5	Entire Agreement	~~53~~55
10.6	Governing Law and Venue; Waiver of Jury Trial	~~53~~55
10.7	Specific Performance	~~54~~57
10.8	Severability	~~55~~57
10.9	Assignment; Third-Party Beneficiaries	~~55~~57

- iii -

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of May ~~[•],~~6, 2007 (this “Agreement”), is by and between ABN AMRO Bank N.V., a company organized under the laws of The Netherlands (“Seller”), and ~~[BUYER], a [•] corporation~~RFS HOLDINGS B.V., a private limited liability company organized under the laws of the Netherlands (“Purchaser”).

RECITALS

WHEREAS, Seller holds, directly or indirectly, all of the outstanding shares, par value $1.00 per share, of common stock (the “Company Common Stock”) of ABN AMRO North America Holding Company, a Delaware corporation (the “Company”);

WHEREAS, Seller has entered into the Purchase and Sale Agreement dated as of April 22, 2007 (the “Bank of America Agreement”) by and between Seller and Bank of America Corporation, a Delaware corporation (“Bank of America”);

WHEREAS, pursuant to Section 5.3(b) of the Bank of America Agreement, Seller has concluded in good faith that the terms of this Agreement constitute a Superior Proposal (as defined below);

WHEREAS, Purchaser has been established by a consortium (the “Consortium”) comprised of (1) The Royal Bank of Scotland Group plc, a public company incorporated under the laws of Scotland (“RBS”), (2) Fortis SA/NV, a public company incorporated under the laws of Belgium, and Fortis N.V., a public company incorporated under the laws of the Netherlands (together, “Fortis”), and (3) Banco Santander Central Hispano, S.A.(“Santander”), a public company incorporated under the laws of Spain;

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, the Company Common Stock, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1. Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“ABN EGM” shall have the meaning stated in Section 6.1(d).

“Affiliate” of a Person shall mean any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Adverse Recommendation Event” shall mean that Parent’s Managing Board and/or Supervisory Board or any committee thereof shall have withdrawn (or modified in a manner adverse to Purchaser) or publicly proposed to withdraw (or modify in a manner adverse to Purchaser) its recommendation that Parent’s shareholders adopt this Agreement and approve the transactions contemplated hereby.

“Affiliate Arrangements” shall mean any agreement, contract or arrangement between Seller and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand.

“Agreed Claims” shall have the meaning stated in Section 9.5(c).

“Agreement” shall have the meaning stated in the preamble to this document.

“Balance Sheet” shall have the meaning stated in Section 3.6(a).

“Balance Sheet Date” shall have the meaning stated in Section 3.6(a).

“Bank of America” shall have the meaning stated in the second recital.

“Bank of America Agreement” shall have the meaning stated in the second recital.

“Bank of America Litigation” shall mean any proceedings, claims or actions asserted against Parent, Seller, the Company, Purchaser or any of their respective Affiliates by Bank of America or any of its Affiliates to the extent arising out of or related to the Bank of America Agreement (or any termination thereof), this Agreement or the consummation of the transactions contemplated hereby.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Broker-Dealer Subsidiary” shall have the meaning stated in Section 3.24.

“Business” shall mean the businesses of the Company and its Subsidiaries, other than the Excluded Business and any Divested Business.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in any of New York, New York, London, England, Rotterdam, The Netherlands, Madrid, Spain or Brussels, Belgium are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Bylaws” shall mean the Bylaws of the Company, as currently in effect.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as currently in effect.

“Claim Certificate” shall have the meaning stated in Section 9.5(a).

“Closing” shall have the meaning stated in Section 2.3(a).

“Closing Date” shall mean the date on which the Closing actually occurs.

“Closing Income Statement” shall have the meaning stated in Exhibit C.

“Closing Net Income” shall have the meaning stated in Exhibit C.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

~~“Commitment Letter” shall have the meaning stated in Section 4.4.~~

“Company” shall have the meaning stated in the first Recital.

“Company Benefit Plans” shall have the meaning stated in Section 3.11(a).

“Company Confidential Information” shall mean confidential information and data (including confidential files, customer lists, mailing lists, documentation or records) concerning the customers and prospects, products and services, employees, intellectual property (including trade secrets), technology, financial or business plans and operations, and unpublished confidential financial information of or relating to the Business, the Company or the Company Subsidiaries.

“Company Common Stock” shall have the meaning stated in the recitals.

~~“Company Employees” shall have the meaning stated in Section 6.4(a).~~

“Company Financial Statements” shall have the meaning stated in Section 3.6(a).

“Company Intellectual Property” shall have the meaning stated in Section 3.21.

“Company-Only Plans” shall have the meaning stated in Section 3.11(a).

“Company Regulatory Agreement” shall have the meaning stated in Section 3.15.

“Company Subsidiary” and “Company Subsidiaries” shall have the meaning stated in Section 3.1(b).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of April ~~[•],~~28, 2007 by and between Seller ~~and Purchaser~~, on the one hand, and RBS, Santander and Fortis, on the other hand (as it may be amended from time to time).

“Consortium” shall have the meaning stated in the recitals.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company-Only Plans identified as such in Section 3.11(a) of the Disclosure Schedule.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company or other organization, whether an incorporated or unincorporated organization.

“Covered Claim” shall have the meaning stated in Section 10.6(b).

“Covered Employees” shall have the meaning stated in Section 6.4(a).

“Covered Taxes” shall mean Taxes attributable to any Excluded Business and Taxes resulting from the Specified Transfers.

“CRA” shall mean the Community Reinvestment Act of 1997.

“Damages” shall mean all costs, expenses, damages, liabilities, claims, demands, obligations, diminution in value, fine, awards, judgments, losses, royalty, proceeding, deficiency, interest, awards, judgments and penalties (including reasonable expenses and attorneys’ fees and consultants’ fees and expenses) suffered or incurred.

~~“Disclosed Conditions” shall have the meaning stated in Section 4.4.~~

“Disclosing Party” shall have the meaning stated in Section 6.9.

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of the Agreement and delivered by Seller to Purchaser prior to the execution and delivery of the Agreement.

“Divested Business” shall mean any company, business, product line, business unit or business operation that was owned, operated or conducted by the Company or any Company Subsidiary (or any predecessor thereto) or any former Subsidiary thereof, at any time prior to the Closing and that is not owned, operated or conducted by a Company or any Company Subsidiary as of the Closing Date (without giving effect to any temporary or transitional arrangements under any Transition Services Agreement or that otherwise may be implemented in connection with the transactions contemplated hereby to facilitate a smooth transition of ownership), in each case, whether as a result of a sale, transfer, distribution, contribution, conveyance, or other disposition.

“Employees” shall have the meaning stated in Section 5.2(e).

“ERISA” shall have the meaning stated in Section 3.11(a).

“ERISA Affiliate”, with respect to any Person, means any Person that for the purposes of ERISA is from time to time a member of the controlled group of any Person or under common control with any Person within the meaning of Section 414 of the Code.

“Estimated Net Income” shall have the meaning stated in Exhibit C.

“Excluded Business” shall mean the businesses, assets and liabilities of ABN AMRO WCS Holding Company and its Subsidiaries.

“Excluded Employees” shall have the meaning stated in Section 6.4(c).

“Federal Court” shall have the meaning stated in Section 10.6(b).

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Final Net Income” shall have the meaning stated in Exhibit C.

“Financing” shall have the meaning stated in Section 4.4.

“Form BD” shall have the meaning stated in Section 3.24(b).

“Former Excluded Employees” shall have the meaning stated in Section 6.4(d).

“Fortis” shall have the meaning stated in the recitals.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” shall mean any court, administrative agency, arbitrator or commission or other governmental, prosecutorial or regulatory authority or instrumentality, or any SRO.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Threshold” shall have the meaning stated in Exhibit C.

“Indemnified Party” shall have the meaning stated in Section 9.5(a).

“Indemnifying Party” shall have the meaning stated in Section 9.5(a).

“Intellectual Property” shall mean any or all of the following: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefore, mask works, know-how, trade secrets, and computer software programs or applications (in both source code and object code form).

“Interest Payment Period” shall mean the period commencing on the date that all of the closing conditions set forth in Article VII have been satisfied or waived and ending on the Closing Date.

“Interim Period” shall mean any taxable year or period commencing on or prior to the Closing Date and ending after the Closing Date.

“IRS” shall mean the U.S. Internal Revenue Service.

“Key Employees” shall have the meaning stated in Section 6.5.

“Knowledge” or “knowledge” with respect to Seller shall mean the actual knowledge of those individuals set forth on Exhibit B.

“Leased Properties” shall have the meaning stated in Section 3.20.

“LIBOR” shall mean the one-month Interbank Official Rate with respect to deposits in U.S. Dollars which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the 5th Business Day prior to the Closing Date.

“Lien” shall mean any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind.

“LNTD” shall have the meaning stated in Section 3.13(c).

“Matching Period” shall have the meaning stated in Section 5.3.

“Material Adverse Effect” shall mean any event, circumstance, change or effect that (i) has a material adverse effect on the business, results of operations or financial condition of the Business; or (ii) prevents Seller from consummating the transactions contemplated hereby; provided, however, that, with respect to clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to depository institutions and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to depository institutions and their holding companies generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national or regional political conditions (including the outbreak of war or acts of terrorism) or in general or regional economic or market conditions affecting depository institutions and their holding companies generally except to the extent that such changes in political, economic or market conditions have a disproportionate adverse effect on the Business, (D) public disclosure of this Agreement and the transactions contemplated by this Agreement, (E) any action taken by Seller, the Company or any of their respective Subsidiaries which is expressly required pursuant to this Agreement, ~~or~~ (F) any action taken or not taken to which the Purchaser has expressly and specifically consented or which Purchaser has expressly and specifically requested; or (G) any Bank of America Litigation.

“Material Contracts” shall have the meaning stated in Section 3.14(a).

“Materially Burdensome Regulatory Condition” shall have the meaning stated in Section 6.1(a).

“Measurement Period” shall have the meaning stated in Exhibit C.

“Merger Protocol” shall mean the Merger Protocol, dated as of May 6, 2007, between Parent, on the one hand, and Purchaser, Fortis, RBS and Santander, on the other hand.

“Multiemployer Plan” shall have the meaning stated in Section 3.11(b).

“Multiple Employer Plan” shall have the meaning stated in Section 3.11(b).

“National Bank Subsidiaries” shall mean LaSalle Bank N.A. and LaSalle Bank Midwest N.A.

“New Plans” shall have the meaning stated in Section 6.4(b).

“New York Courts” shall have the meaning stated in Section 10.6(b).

“OCC” shall mean the U.S. Office of the Comptroller of the Currency.

“Owned Properties” shall have the meaning stated in Section 3.20.

“Parent” shall mean ABN AMRO Holding N.V.

“PBGC” shall have the meaning stated in Section 3.11(f).

“Permitted Encumbrances” shall have the meaning stated in Section 3.20.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period commencing after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period ending on and including the Closing Date.

“Process Agent” shall have the meaning stated in Section 10.6(d).

“Public Offer” shall mean the offer by the Consortium to acquire all the outstanding shares of Parent, as memorialized in the Merger Protocol, or any other transaction involving the acquisition by the Consortium of at least 80% of the outstanding shares of Parent provided that such other transaction is no less favorable to Parent’s shareholders than the offer described in such Merger Protocol.

“Purchase Price” shall have the meaning stated in Section 2.2.

“Purchaser” shall have the meaning stated in the preamble.

“Purchaser Indemnitees” shall have the meaning stated in Section 9.2.

“Purchaser Material Adverse Effect” shall mean, with respect to Purchaser, any effect that prevents, or would be reasonably likely to prevent, Purchaser from consummating the transactions contemplated hereby, excluding any proceedings, claims or actions asserted against Purchaser, Seller or any of their respective Affiliates by Bank of America or any of its Affiliates to

the extent arising out of or related to the Bank of America Agreement, this Agreement or the consummation of the transactions contemplated hereby.

“RBS” shall have the meaning stated in the recitals.

“Real Property” shall have the meaning stated in Section 3.20.

“Regulatory Agencies” shall have the meaning stated in Section 3.5.

“Reports” shall have the meaning stated in Section 3.5.

“Representatives” shall mean, with respect to any Person, such Person’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives.

“Requisite Regulatory Approvals” shall have the meaning stated in Section 7.1(a).

“Sale” shall have the meaning stated in Section 2.1.

“Santander” shall have the meaning stated in the recitals.

“Seller” shall have the meaning stated in the preamble.

“Seller Indemnitees” shall have the meaning stated in Section 9.3.

“Shareholder Approval” shall mean that a majority (or such greater number if required under applicable Law to approve the transactions contemplated hereby) of the outstanding shares of Parent’s capital stock shall have been affirmatively voted in favor of the transactions contemplated by this Agreement.

“Specified Transfers” shall have the meaning stated in Section 6.13.

“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.

“Subsidiary” shall mean, when used with respect to any party, any Corporate Entity which is consolidated with such party for financial reporting purposes. “Subsidiary”, when used with respect to the Company, shall not include any Corporate Entity which (i) is part of the Excluded Business, (ii) part of a Divested Business or (iii) transferred by the Company or any of its Subsidiaries to Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) as part of the Specified Transfers.

“Superior Proposal” shall have the meaning stated in Section 5.3(b) of the Bank of America Agreement.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes, imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Data” shall have the meaning stated in Section 6.8(h).

“Tax Documentation” shall have the meaning stated in Section 6.8(h).

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” shall have the meaning stated in Section 5.3.

“Transition Services Agreement” shall mean any transition services agreement entered into pursuant to Section 6.7.

“Unconditional Offer Date” shall mean the date on which the Public Offer becomes Wholly Unconditional.

“Wholly Unconditional” shall mean that Purchaser has publicly declared that the Public Offer has become wholly unconditional.

ARTICLE II

THE SALE

2.1. The Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall (or shall cause its applicable Subsidiaries to) sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller and its applicable Subsidiaries, all right, title and interest in, to and under all of the outstanding shares of Company Common Stock, free and clear of any Liens or rights or claims of others (the “Sale”).

2.2. Purchase Price. In consideration for the Company Common Stock, at the Closing, Purchaser shall pay to Seller an aggregate of U.S.$~~[•] ([•]) in cash (the “Purchase Price”)~~ 24,500,000,000 in cash, plus interest on such amount at a rate per annum equal to LIBOR during the Interest Payment Period, all as adjusted pursuant to Exhibit C.

2.3. Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the sale of the Company Common Stock to ~~the~~ Purchaser (the “Closing”) shall take place ~~as soon as practicable, and in any event no later than the first Business Day of the next calendar month following the month in which the conditions set forth in Article VII hereof (other than conditions to be satisfied at Closing, but subject to their satisfaction) have been satisfied or waived (subject to applicable law~~ on the first Business Day that is at least 90 days after the Unconditional Offer Date (provided that if such date is not a Business Day, then the Closing shall take place on the first Business Day thereafter), unless extended by mutual agreement of the parties. The Closing shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, or at such other location as the parties hereto may agree.

(b) At the Closing:

(i) Purchaser shall:

(A) pay to Seller by wire transfer, to an account designated by Seller not less than two Business Days prior to the Closing, immediately available funds in an amount equal to the Purchase Price as adjusted pursuant to Exhibit C; and

(B) deliver the certificate contemplated by Section 7.3(c).

(ii) Seller shall:

(A) deliver to Purchaser, free and clear of any Liens or rights or claims of others, the stock certificate representing the Company Common Stock, duly endorsed in blank (or accompanied by duly executed stock powers) and with any required stock transfer stamps affixed thereto;

(B) deliver to Purchaser all books and records of the Business in the possession of Seller or any of its Subsidiaries, other than (1) books and records that Seller or any of its Subsidiaries is required by Law to retain (in which case Seller shall deliver copies thereof to Seller); and (2) personnel and employment records for employees and former employees of the Seller or any of its Subsidiaries who are not Transferred Entity Employees; provided that Seller and its Subsidiaries shall have the right to retain a copy of all such books and records to the extent reasonably necessary for, and for use in connection with, Tax, regulatory, litigation or other legitimate, non-competitive purposes; and

(C) deliver the certificates contemplated by Sections 7.2(c) and 7.2(d).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedule (it being agreed that disclosure in any Section of the Disclosure Schedule shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of the disclosure that such disclosure is relevant to another Section of this Agreement), Seller represents and warrants to Purchaser that the following is true and correct:

3.1. Corporate Organization.

(a) The Seller has been duly incorporated and is validly existing as a public company with limited liability under the laws of The Netherlands. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Seller and the Company has the corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company is duly registered as a bank holding company under the BHCA and is a financial holding company pursuant to Section 4(l) of the BHCA and meets in all material respects the applicable requirements for qualification as such. True and complete copies of the Certificate of Incorporation and Bylaws, as in effect as of the date of this Agreement, have previously been furnished or made available to Purchaser. The Company is not in violation in any material respect of any of the provisions of the Certificate of Incorporation or Bylaws.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list as of the date hereof of all the Subsidiaries of the Company (each a “Company Subsidiary” and collectively the “Company Subsidiaries”). The shares of Company preferred stock held by Persons other than the Company and its Subsidiaries have a liquidation preference of no more than $200,000,000. All of the outstanding shares of capital stock or other securities evidencing ownership of, or an equity ownership in, the Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned entirely by the Company or a wholly owned Company Subsidiary, free and clear of any Lien with respect thereto. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities or ownership or equity interests of any Company Subsidiary, or otherwise obligating any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such stock, securities or interests. Each Company Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate or other legal entity power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest with a fair market value as of the date of this Agreement in excess of $25 million in any Person other than in the ordinary course of business.

3.2. Capitalization. The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, of which 1,000 are issued and outstanding and have been duly authorized and validly issued, are fully paid, non-assessable and free of preemptive rights, and

2,987,538 shares of Company preferred stock, of which 2,987,538 are issued and outstanding and have been duly authorized and validly issued. The shares of Company preferred stock held by Persons other than the Company and its Subsidiaries have a liquidation preference of no more than $200,000,000. All of the Company Common Stock is owned by Seller, free and clear of any Liens. Except as set forth above, no shares of capital stock or other voting securities, equity securities or other ownership or equity interests of the Company are issued, reserved for issuance or outstanding. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities or ownership or equity interests of the Company, or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such stock, securities or interests.

3.3. Authority; No Violation.

(a) Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the supervisory and managing boards of Seller. No other corporate proceedings (including any approvals of Seller’s stockholders) on the part of Seller are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws or similar organizational documents of Seller or the Company or any of their respective Subsidiaries, (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller, the Company or any of their respective Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Seller, the Company or any of their respective Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii)(y) above) for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

3.4. Consents and Approvals. Except for (i) the filing of any required applications or notices with the Federal Reserve Board under the BHCA or the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other U.S. federal or state banking, broker-dealer, insurance or other U.S. regulatory or self-regulatory authorities or instrumentalities, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry SRO, and the rules of the Nasdaq, or that are required under U.S. consumer finance, mortgage banking and other similar laws, (iv) any consents, authorizations, approvals, filings with any federal authority or instrumentality, (v) any notices or filings (and, if required, approvals) under the HSR Act, and (vi) any consents, approvals, filings or registration, the absence of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated by this Agreement.

3.5. Reports. The Company and each of its Subsidiaries have, filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file since January 1, 2005 with (i) any SRO, (ii) the Federal Reserve Board, (iii) the Federal Deposit Insurance Corporation, (iv) the OCC and (v) any other federal, state or foreign governmental or regulatory agency or authority (the agencies and authorities identified in clauses (i) through (v), inclusive, are, collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2005, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any such Report and any statement regarding the Business, the Company or its Subsidiaries made in any Report filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of the Company and its Subsidiaries, there is no material pending proceeding before, or, to the Knowledge of Seller, material investigation by, any Regulatory Agency into the business or operations of the Company or any of its Subsidiaries. There are no unresolved violations, criticisms, or exceptions by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions are not, individually or in the aggregate, material to the Company and its Subsidiaries.

3.6. Financial Statements.

(a) Seller has previously made available to Purchaser copies of the following financial statements, copies of which are attached as Schedule 3.6(a): (i) the audited consolidated statements of condition, consolidated statements of income, consolidated statements of stockholders’ equity and consolidated statements of cash flows of the Company and its Subsidiaries as of and for the fiscal year ended December 31, 2005 and December 31, 2006 (the “Audited Financial Statements”); and (ii) the unaudited pro forma consolidated statement of condition, and pro forma consolidated statement of income of the Business as of and for the fiscal year ended December 31, 2006 (the “Pro Forma Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”) (the unaudited pro forma consolidated statement of condition as of December, 31, 2006, the “Balance Sheet” and December 31, 2006, the “Balance Sheet Date”). The Audited Financial Statements fairly present in all material respects the consolidated financial position and results of operations of the Company as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with GAAP consistently applied during the periods involved. The Pro Forma Financial Statements fairly present in all material respects the consolidated financial position and results of operations of the Business as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with GAAP consistently applied during the periods involved except for the absence of footnote disclosure. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

(b) Stockholders’ equity on the consolidated statement of condition of the Company and its Subsidiaries as of December 31, 2006 included $394.534 million of preferred stock issued by Subsidiaries of the Company.

(c) Seller maintains, with respect to the Business and the Company and its Subsidiaries, a system of internal control over financial reporting.

(d) Seller has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that information material assessed at the level of Seller and relating to Seller, including the Business, the Company and its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seller by others within those entities. Section 3.6(d) of the Disclosure Schedule sets forth, based on Seller’s most recent evaluation prior to the date hereof of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), (i) any significant deficiencies or material weaknesses of Seller in the design or operation of internal control over financial reporting relating to the Business, the Company and its Subsidiaries; and (ii) any events of fraud, whether or not material assessed at the level of Seller, that involve management or other employees who have a significant role in the Company’s internal controls over financial reporting and relate to the Business, the Company or its Subsidiaries.

(e) The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and its Subsidiaries that have been made available to Purchaser contain accurate records in all material respects of all corporate actions of the Company and its Subsidiaries for the relevant periods.

3.7. Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on the Balance Sheet, and except for liabilities incurred since the Balance Sheet Date in the ordinary course of business, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, individually or in the aggregate with any other such liabilities, would reasonably be expected to have a Material Adverse Effect.

3.8. Absence of Certain Changes or Events. Since the Balance Sheet Date: (i) the Company and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (ii) the Company has not taken any of the actions that Seller has agreed not to permit Company to take from the date hereof through the Closing Date pursuant to Sections 5.2(a), (b), (c), (d), (f), (g), (h), (i), (j) or (l) of this Agreement, and (iii) there have been no events, circumstances, facts or occurrences that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9. Legal Proceedings. None of Seller, the Company nor any of their respective Subsidiaries is a party to or subject of any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller, the Company or any of their respective Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no material injunction, order, judgment, regulatory restrictions (other than those of general application that apply to similarly situated bank holding companies) or decrees imposed upon Seller or its Subsidiaries (with respect to the Business) or the Company or any Company Subsidiaries, or the assets of the Company or any Company Subsidiary.

3.10. Taxes and Tax Returns. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete) and has duly and timely paid or caused to be paid on their behalf all Taxes that are due and payable other than Taxes that are being contested in good faith, which have not been finally determined, and are adequately reserved against or provided for (in accordance with GAAP) on the most recent consolidated financial statements of the Company. The Company and its Subsidiaries do not have any liability for Taxes in excess of the amount reserved or provided for on their financial statements (but excluding, for this purpose only, any liability reflected thereon for deferred Taxes to reflect timing differences between Tax and financial accounting methods).

(b) No jurisdiction where the Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of the Company and its Subsidiaries is required to file a Tax Return in such jurisdiction.

(c) No Liens for Taxes exist with respect to any of the assets of the Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any material amount of Taxes of the Company or any of its Subsidiaries.

(e) There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to the Company and any of its Subsidiaries, which waiver or extension is in effect.

(f) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable law, have been paid to the relevant Governmental Entity.

(g) To the extent the Company or any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or any other transaction required to be reported under a comparable provision of state, local or foreign law, such transaction has been reported in accordance with applicable law.

(h) Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(i) Neither the Company nor any of its Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(j) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Period as a result of any (i) change in method of accounting for a Pre-Closing Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law), (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law), (iii) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) No Subsidiary of the Company is characterized as a “foreign” corporation for U.S. federal income tax purposes.

3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Disclosure Schedule lists all material “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all other material employee benefit, severance or executive compensation plans, policies, practices, programs, arrangements, or agreements, whether written or unwritten, that cover any current or former directors, officers, employees or consultants of Company or its Subsidiaries, or to which contributions must be made or liabilities are outstanding thereunder for current or former directors, officers, employees or consultants of Company or its Subsidiaries, or to which any such individual is party (collectively, the “Company Benefit Plans”). For purposes hereof, each Company Benefit Plan that is sponsored by Company or its Subsidiaries is referred to as a “Company-Only Plan” and is so identified on Section 3.11(a) of the Disclosure Schedule.

(b) None of the Company Benefit Plans is a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (a “Multiple Employer Plan”). None of Company or any of its Subsidiaries, Seller or their respective ERISA Affiliates has (i) contributed to or been obligated to contribute to, at any time during the past six years, a Multiemployer Plan or a Multiple Employer Plan, (ii) withdrawn in a complete or partial withdrawal from any Multiemployer Plan or Multiple Employer Plan or (iii) incurred any liability due to the termination or reorganization of a Multiemployer Plan or a Multiple Employer Plan.

(c) The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all Company Benefit Plans providing for retiree health or life insurance coverage.

(d) Except in each case for such items that individually or in the aggregate would not have a Material Adverse Effect, (i) each Company Benefit Plan and its administration is in material compliance with its terms and all applicable laws, including ERISA and the Code; (ii) each Company Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and no fact, circumstance or event has occurred or exists since the date of such determination letter that would adversely affect the qualified status of any such Company Benefit Plan; and (iii) each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code and the guidance issued by the Internal Revenue Service thereunder; provided that no representation is being made under clause (iii) with respect to final regulations under Section 409A of the Code that were issued on April 10, 2007.

(e) All contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, other than a failure to make contributions that would not have a Material Adverse Effect, and with respect to any such contributions, premiums or other payments required that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the Balance Sheet or liability therefor was incurred in the ordinary course of business consistent with past practice since the end of such fiscal quarter.

(f) Except in each case for such items that individually or in the aggregate would not have a Material Adverse Effect, (i) no liability has been, or is reasonably expected to be, incurred under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”) or to a trustee appointed under Section 4042 of ERISA; and (ii) with respect to each Company-Only Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (B) as of the last day of the most recent fiscal plan year ended prior to the date hereof, the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested) on an accumulated benefit obligation basis; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this agreement will not result in the occurrence of any such reportable event; (D) all premiums to the PBGC have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Company or any of its Subsidiaries; and (F) the PBGC has not instituted proceedings to terminate any such plan and, to Company’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan.

(g) None of Company, its Subsidiaries, the officers of Company or the Company Benefit Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Company, its Subsidiaries or any officer of Company to any Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA other than, in each case, a Tax, penalty or liability that would not have a Material Adverse Effect.

(h) Except as would not have a Material Adverse Effect or as set forth on Section 3.11(h) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as would not have a Material Adverse Effect, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company-Only Benefit Plan provides for a “gross up” or similar payments in respect of any Taxes that may become payable under Section 409A or Section 4999(a) of the Code.

(i) True, correct and complete copies of the following documents, with respect to each Company Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA and is subject to the provisions of ERISA, have, as applicable, been delivered or made available to Purchaser by Seller: (i) the written document evidencing such Company Benefit Plan and the related trust documents or other funding arrangements, and amendments, and (ii) the summary plan description thereof. No later than 30 days following the date hereof, Seller will provide Purchaser with true, correct and complete copies of the following documents, with respect to all Company Benefit Plans to the extent not previously provided: (1) the written document evidencing such plan and the related trust documents or other funding arrangements, and amendments, modifications or supplements thereto or, with respect to any such plan that is not in writing, a written description thereof; and (2) the most recent Forms 5500 and schedules thereto; (3) the summary plan description and any modifications thereto; (4) the most recent annual report, financial statement and/or actuarial report; and (5) the most recent determination letter from the IRS.

(j) There are no pending actions, claims or lawsuits which have been asserted, instituted or, to Knowledge of Seller, threatened, against the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of Company Benefit Plans with respect to the operation of such plans (other than routine benefit claims) which could result in any liability to Company that would reasonably be expected to have a Material Adverse Effect.

(k) Except as would not have a Material Adverse Effect, all Company-Only Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.12. Employee Matters.

(a) Neither Company nor any of its Subsidiaries is, or has over the past five years been, a party to any collective bargaining agreement or other labor union contract. No labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries has complied in all material respects with all applicable material laws relating to the employment of employees, including those relating to wages, hours, immigration, the payment of wages, and the classification of employees as exempt or not exempt from the payment of overtime under applicable law, the prohibitions against discrimination and harassment, occupational safety and health, and leaves of absence, except for such noncompliance as would not be material to the Company and its Subsidiaries, taken as a whole.

3.13. Compliance with Applicable Law.

(a) The Company and each Company Subsidiary and each of their employees, and Seller and each of its Subsidiaries and their employees insofar as it relates to the Business, hold all licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and are and have been in compliance with, and are not and have not been in violation of, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity, except in each case where the failure to hold such license, registration, franchise, permit or authorization or such noncompliance or violation would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has knowledge of, or has received notice of any violations of any of the above, except for such violations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have properly administered all accounts for which the Company or any of its Subsidiaries acts as a fiduciary, including accounts for which the Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to the Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c) Each National Bank Subsidiary ~~is~~and LaSalle National Trust Delaware (“LNTD”) are “well-capitalized” (as that term is defined at 12 C.F.R. 6.4(b)(1) or the relevant regulation of the institution’s primary federal bank regulator), and “well managed” (as that term is defined at 12 C.F.R. 225.2(s)), and ~~the institution~~each National Bank Subsidiary’s CRA rating is no less than “satisfactory.” Neither National Bank Subsidiary nor LNTD has been informed that its status as “well-capitalized,” “well managed” or “satisfactory” for CRA purposes will change within one year. All deposit liabilities of the National Bank Subsidiaries are insured by the Federal Deposit Insurance Corporation to the fullest extent under the law. The National Bank Subsidiaries have met all conditions of such insurance, including timely payment of its premiums.

3.14. Material Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any contract, arrangement, commitment or understanding (whether written or oral) (i) that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) of the Company and its Subsidiaries to be performed after the date of this Agreement that has not been filed or incorporated by reference in the periodic reports of Seller filed with the SEC prior to the date of this Agreement or otherwise set forth on Section 3.14(a) of the Disclosure Schedule, (ii) that contains (A) any material non-competition or non-solicitation agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) is or may be conducted or (B) any material exclusive dealing agreement or any material agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Affiliates (including, after the Closing, Purchaser and its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business or (iii) with or to a labor union or guild (including any collective bargaining agreement). Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, and each Affiliate Arrangement is referred to as a “Material Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Material Contract by any of the other parties thereto.

(b) (i) Each Material Contract is valid and binding on the Company or its applicable Subsidiary and is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all of the obligations required to be performed by it to date under each Material Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15. Agreements with Regulatory Agencies. Except as is not material, neither the Company nor any Company Subsidiary, and none of Seller or any of its Subsidiaries with respect to the Business, is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or since January 1, 2005 has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has outstanding any board resolutions adopted at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company nor any of its Subsidiaries been advised since January 1, 2005 by any Regulatory Agency or other Governmental Entity that it is considering issuing or requiring any such Company Regulatory Agreement.

3.16. Investment Securities. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries and (ii) such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP.

3.17. Derivative Instruments. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all Derivative Transactions (as herein defined) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practices and applicable rules, regulations and policies of any Regulatory Agency and other policies, practices and procedures employed by the Company and its Subsidiaries and with counterparties believed at the time to be financially responsible and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) the Company and each of its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent required, and (iii) to the Knowledge of Seller, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18. Environmental Liability. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no pending or, to the knowledge of Seller, threatened legal, administrative, arbitral or other proceedings, claims, or actions against the Company or any of its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the Company or any of its Subsidiaries under any local, state or federal environmental, health or safety statute, regulation, law (including Common Law) or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; and neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation on such entity with respect to any of the foregoing.

3.19. Insurance. The Company has in full force and effect the insurance coverage with respect to its business as of the date hereof set forth in Section 3.19 of the Disclosure Schedule.

3.20. Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries (a) has (or will have, at Closing) good and marketable title to all the owned real properties reflected in the Balance Sheet (except properties sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due (or being conducted in good faith and for which adequate reserves have been established), (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the Balance Sheet (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Seller, the lessor.

3.21. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own, or are licensed or otherwise possess rights to use, all Intellectual Property used by Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiaries, (ii) neither Company nor any of its Subsidiaries has received written notice from any third party alleging any interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, neither Company nor any of its Subsidiaries has interfered in any respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party; (iii) to the Knowledge of Seller, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property; (iv) neither Company nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or permits third parties to use any Company Intellectual Property rights; (v) neither Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property and (vi) neither the Company nor any of its Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Company Intellectual Property.

3.22. Sufficiency of Assets Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, at the Closing, the Company and its Subsidiaries will own or have the right to use (including pursuant to the Transition Services Agreement) all of the assets, rights and properties necessary to conduct the Business as currently operated on the same terms as all of the foregoing were owned or used by Seller and its Affiliates to operate the Business.

3.23. No Investment Adviser. Neither the Company nor any Company Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.24. Broker-Dealer Subsidiaries.

(a) Each Company Subsidiary that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof. Each Broker-Dealer Subsidiary is a member in good standing with all required SROs and in compliance in all material respects with all applicable rules and regulations of such SROs. Each Broker-Dealer Subsidiary and registered representative thereof is duly registered, licensed or qualified as a broker-dealer or registered representative under, and in compliance in all material respects with, the applicable laws and regulations of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing. There is no action, suit, proceeding or investigation pending or, to the knowledge of Seller, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses, memberships and qualifications.

(b) Seller has made available to Purchaser true, correct and complete copies of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD filed since January 1, 2005, reflecting all amendments thereto to the date hereof (each, a “Form BD”). The Forms BD of the Broker-Dealer Subsidiaries are in compliance in all material respects with the applicable requirements of the Exchange Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) None of the Broker-Dealer Subsidiaries nor any “associated person” thereof (i) is subject to a “statutory disqualification” as such terms are defined in the Exchange Act, or (ii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act.

(d) Subject to the foregoing, neither the Company nor its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any laws or regulations.

3.25. Intercompany Arrangements; Interested Party Transactions. Each material agreement and arrangement between a National Bank Subsidiary, on the one hand, and Seller or any of its Subsidiaries or Affiliates (other than Company and its Subsidiaries), on the other hand, is at arm’s length terms and complies in all material respects with Section 23A and 23B of the Federal Reserve Act and 12 C.F.R. Part 223.

3.26. Divested Businesses. Section 3.26 of the Disclosure Schedule sets forth a true and complete list of all businesses that have become Divested Businesses since January 1, 2004 and which impose material continuing obligations on the Company or its Subsidiaries or the Business.

3.27. Broker’s Fees. Except for any firm all of whose fees and expenses shall be borne entirely by Seller, none of Seller, the Company or any of their respective Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement

3.28. Superior Proposal. The Supervisory Board and the Managing Board of Seller have determined, as of the date hereof, that the transactions contemplated hereby constitute a “Superior Proposal” as defined in the Bank of America Agreement.

3.29. Access; Absence of Other Agreements. Except for this Agreement and the Confidentiality Agreement between Seller and Bank of America Corporation, there are no other agreements, written or oral, between Seller and its Affiliates, on the one hand, and Bank of America Corporation and its Affiliates, on the other hand, relating to the transactions contemplated hereby. In connection with Purchaser’s due diligence review of the Company and the Business, Seller has made available to Purchaser and its Representatives the same access to documents, information and data that was made available to Bank of America Corporation in connection with its due diligence review of Seller and the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1. Corporate Organization. Purchaser is a ~~corporation~~private limited liability company duly organized, and validly existing ~~and in good standing~~ under the laws of its jurisdiction of organization. Purchaser has the ~~corporate~~limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. True and complete copies of the ~~certificate~~notorial deed of incorporation and ~~bylaws~~the articles of association of Purchaser, as in effect as of the date of this Agreement, have previously been delivered by Purchaser to Seller. Purchaser is not in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended.

4.2. Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Management Board ~~of Directors~~ of Purchaser. No other corporate proceedings (including any approvals of Purchaser’s stockholders) on the part of Purchaser are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser. Assuming due authorization, execution and delivery by Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the ~~certificate~~notorial deed of incorporation or ~~bylaws~~and the articles of association of Purchaser or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.3. Consents and Approvals. Except for (i) the Requisite Regulatory Approvals, (ii) the Fortis Shareholder Approval, and (~~ii~~iii) such additional consents and approvals, the failure of which to make or obtain would not be material and would not have a Purchaser Material Adverse Effect, no consents or approvals of or filings or registrations with any Governmental Entity or, of or with any third party, are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement and (B) the consummation by Purchaser of the transactions contemplated hereby. Purchaser has no reason to believe that any Requisite Regulatory Approvals will not be obtained.

4.4. Financing. Purchaser has or will have as of the Closing sufficient cash or cash equivalents available (the “Financing”), directly or through one or more Affiliates, to pay the Purchase Price to Seller on the terms and conditions contained herein, and there is no restriction on the use of such cash or cash equivalents for such purpose. ~~Purchaser has provided to Seller a true and complete copy of an executed commitment letter, dated as of the date hereof by [•] (the “Commitment Letter”). The aggregate proceeds of the financings to be provided under the Commitment Letter will be in an amount sufficient to enable Purchaser to consummate the transactions contemplated hereby and acquire all shares of the Company Common Stock pursuant to this Agreement, and to pay all fees and expenses related to this Agreement, the Commitment Letter and the transactions contemplated hereby and thereby. There are no material conditions to the funding of the financings described in the Commitment Letter other than the conditions precedent set forth in the Commitment Letter delivered to Purchaser on the date hereof (the conditions so set forth, the “Disclosed Conditions”), and no Person has any right to (i) impose, and Purchaser has no obligation to accept, any condition precedent to such funding other than the Disclosed Conditions or (ii) reduce the amounts of the financing commitments made in the Commitment Letter (subject to the Disclosed Conditions).~~

4.5. Legal Proceedings.

(a) Neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) There is no injunction, order, judgment or decree imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.6. Agreements with Regulatory Agencies. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.7. Broker’s Fees. Except for any firm all of whose fees and expenses shall be borne entirely by Purchaser, neither Purchaser nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.8. Acquisition of Company Common Stock for Investment. Purchaser is acquiring the Company Common Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Company Common Stock other than as part of any internal restructuring or reorganization among Purchaser and the members of the Consortium. Purchaser acknowledges that the Company Common Stock have not been registered under the Securities Act or any state securities Laws, and agrees that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the U.S. Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under the U.S. Securities Act of 1933, as amended, and without compliance with foreign securities laws, in each case, to the extent applicable.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1. Conduct of Business of the Company Prior to the Closing. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Company and each Company Subsidiary to, (a) conduct the Business in all material respects in the usual, regular and ordinary course consistent with past practice and (b) use commercially reasonable efforts to maintain and preserve intact the business organizations and goodwill of the Business and the Business’ current relationships with its customers, regulators, employees and other Persons with which the Business has significant business or other relationships.

5.2. Forbearances of Seller. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as set forth in Section 5.2 of the Disclosure Schedule, as expressly contemplated by this Agreement or as required by Applicable Law or Governmental Entity, Seller shall cause the Company and the Company Subsidiaries not to do any of the following, without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed:

(a) other than in the ordinary course of business consistent with past practices, (i) incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds and FHLB advances, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements); or (ii) incur any capital expenditures (other than capital expenditures incurred pursuant to contracts or commitments in force on the date of this Agreement);

(b) other than with respect to the Excluded Business, (i) adjust, split, combine or reclassify any capital stock, (ii) make, declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock (other than (A) dividends on shares of its outstanding preferred stock made in accordance with the terms of the applicable certificate of designations, or (B) by any Company Subsidiary on a pro rata basis to the equity owners thereof; provided that the Company itself shall not be permitted to make any dividend pursuant to this clause (B)) or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock (and Seller agrees that no such dividend shall have been paid by the Company since December 31, 2006 other than dividends on shares of its outstanding preferred stock made in accordance with the terms of the applicable certificate of designations), (iii) grant any stock appreciation rights or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue any additional shares of capital stock or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(c) other than with respect to the Excluded Business, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, including capital stock in any Company Subsidiary and cash, to any individual, corporation or other entity other than a direct or indirect wholly-owned Company Subsidiary, or to any Excluded Business, or cancel, release or assign any indebtedness to any such person or any claims held by any such person (and Seller agrees that no such action with respect to the Excluded Business shall have occurred since December 31, 2006), except (i) in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company,

(ii) in the ordinary course of business consistent with past practice to Affiliates of the Company on arm’s length terms, (iii) pursuant to contracts or agreements in force at the date of this Agreement that are, if involving properties or assets having a value in excess of $5,000,000 or any capital stock in any Company Subsidiary, set forth in the Disclosure Schedule or (iv) otherwise with respect to properties, assets and indebtedness with an aggregate fair market value not in excess of $10,000,000 other than to Seller or its Affiliates;

(d) (i) acquire any business entity, whether by stock purchase, merger, consolidation or otherwise, (ii) make any other investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, limited partnership or other entity other than a wholly-owned Company Subsidiary, or (iii) incur, assume or accept any liability of the Excluded Business, other than, in the case of clause (ii), (A) for investments in the ordinary course of business consistent with past practice and (B) investments for cash consideration with an aggregate value not in excess of $10,000,000;

(e) (i) except (A) as required under applicable law or the terms of any existing agreement to which Company is a party as of the date hereof, and (B) for increases in annual base salary at times and in amounts in the ordinary course of business consistent with past practice, which shall not exceed 4% in the aggregate (on an annualized basis), increase in any manner the compensation or benefits of any of the current or former directors, officers or employees of Company or its Subsidiaries (collectively “Employees”), (ii) pay any amounts to Employees not required by any current plan or agreement (other than base salary in the ordinary course of business) to any Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iv) accelerate the vesting of any stock-based compensation or other long-term incentive under any Company Benefit Plans, (v) hire or terminate the employment of any current Employee who has (in the case of employees to be terminated) or would have (in the case of employees to be hired) target total compensation (cash and target equity) of $350,000 or more, other than terminations for cause, or (vi) except as set forth in Section 6.4(d) of this Agreement, transfer any current Employee to Seller or its Affiliates (other than the Company or its Subsidiaries);

(f) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $5,000,000 individually or $10,000,000 in the aggregate or involving non-monetary relief that is not material, or waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(g) change its methods of accounting (or the manner in which it accrues for liabilities) in effect on the Balance Sheet Date, except as required by changes in GAAP;

(h) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes if such action would likely have the effect of increasing in any material respect the liability of the Company or its Subsidiaries for any Taxes other than Covered Taxes unless required by applicable law;

(i) adopt or implement any amendment to its Certificate of Incorporation or any changes to its Bylaws or comparable organizational documents;

(j) materially restructure or materially change its investment securities portfolio or its gap position except in the ordinary course of business consistent with past practice (and in consultation with Purchaser), through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) enter into, amend in any material respect or terminate, or make any payment not then required under, any Material Contract, other than entering into, renewing or terminating any Material Contracts in the ordinary course of business consistent with past practice, other than any Material Contract that contains (A) any non-competition or non-solicitation agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Affiliates (including, after the Closing, Purchaser and its Affiliates) is or may be conducted or (B) any material exclusive dealing agreement, or any material agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Affiliates (including, after the Closing, Purchaser and its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(l) enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to the Company and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m) take any action that is intended or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied, except, in every case, as may be required by applicable law;

(n) (i) materially modify, amend or terminate, or waive any rights under, any Affiliate Arrangement, or (ii) enter into any new Affiliate Arrangement or any transaction with Seller or any Affiliate of Seller except in the ordinary course of business consistent with past practice and on arm’s length terms; or

(o) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

5.3. Bank of America Matching Period. During the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York time, on the date that is 5 Business Days after the date of this Agreement (the “Matching Period”), Seller and its Representatives shall ~~have the right to~~ directly or indirectly take any and all actions ~~Seller concludes are necessary or reasonable~~ that are required to comply with the terms of Section 5.3(b) of the Bank of America Agreement. If Bank of America exercises its rights set forth in Section 5.3(b)(iii) of the Bank of America Agreement in a manner that results in Seller concluding that the transactions contemplated by this Agreement no longer constitute a Superior Proposal, then notwithstanding anything else herein to the contrary this Agreement shall automatically terminate without any cost, liability or obligation under this Agreement to the Company, Bank of America or any of their respective Subsidiaries or Affiliates. If at the end of the Matching Period~~,~~ this Agreement has not automatically terminated pursuant to the preceding sentence, Seller shall promptly terminate the Bank of America Agreement ~~pursuant to~~ in accordance with Section 8.1(f) of the Bank of America Agreement and Purchaser shall, simultaneously with such termination, pay the Termination Fee to Bank of America on behalf of Seller. “Termination Fee” means an amount in cash equal to U.S.$200,000,000 (two hundred million dollars), which shall be paid (when due and owing) by wire transfer of immediately available funds denominated in U.S. dollars to the account or accounts designated by the recipient. Unless and until Purchaser pays the Termination Fee as provided above, the obligations of Seller under this Agreement will be conditional and this Agreement will not be final and binding on Seller; provided, however, that Seller acknowledges and agrees that, if Purchaser proffers payment of the Termination Fee to Bank of America and Bank of America refuses acceptance thereof, then Purchaser shall be deemed under this Agreement and the Bank of America Agreement to have paid the Termination Fee to Bank of America at such time as it proffered payment thereof to Bank of America. Purchaser acknowledges that the agreement to pay the Termination Fee in the circumstances set forth in this Section 5.3 is an integral part of the transactions contemplated by this Agreement and that, without this Agreement, Seller would not enter into this Agreement; accordingly, if Purchaser fails to pay such amount when due, Seller shall, in addition to all other remedies available to it, be entitled to interest on such amount at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the date that the such payment was required to be made pursuant to this Agreement to the date of payment.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1. Regulatory Matters.

(a) Each of Purchaser and Seller shall, and shall cause its Subsidiaries to, take, or cause to be taken, all commercially reasonable actions necessary or advisable to (i) comply promptly with all legal requirements which may be imposed on such party or its relevant Subsidiaries with respect to the transactions contemplated hereby, including in connection with obtaining any third-party consent that may be required to be obtained in connection with the transactions contemplated by this Agreement, and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, required in order to continue any contract or agreement with Company or its Subsidiaries following Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity which is required or advisable to be obtained by Seller or Purchaser, respectively, or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (it being understood and agreed that it shall be deemed commercially reasonable for Purchaser to take all action other than those that would not be required pursuant to the last sentence of this Section 6.1(a)). The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. Purchaser and Seller shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to confidentiality or the exchange of information, all the information relating to Seller, Company or Purchaser, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Purchaser and Seller shall take all commercially reasonable actions to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Purchaser to take to any action, or commit to take any action, or agree to any condition or restrictions, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or third parties that would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Business, the Company or Purchaser (measured on a scale relative to the Business) following the Effective Time (a “Materially Burdensome Regulatory Condition”); provided that the parties agree that any actions required to be taken by or conditions or restrictions imposed on Purchaser in order to obtain such permits, consents, approvals or authorizations of any Governmental Entity or third party shall not be considered a Materially Burdensome Regulatory Condition to the extent such actions, conditions or restrictions relate to Purchaser’s compliance with the conditions in Section 3(d)(2) of the BHCA or in the Bank Merger Act relating to the nationwide deposit cap and to any applicable state deposit caps.

(b) Purchaser and Seller shall, upon request, furnish each other with all information concerning Purchaser, Seller, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Purchaser, Seller, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c) Purchaser and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or other consent or approval will not be obtained or that the receipt of any such approval will be materially delayed.

(d) Parent shall call and hold an extraordinary general meeting of its shareholders (the “ABN EGM”) as promptly as practicable for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby. In connection with the ABN EGM, Parent’s Managing Board and Supervisory Board shall recommend adoption of this Agreement and approval of the transactions contemplated hereby by Parent’s shareholders at such ABN EGM, and Parent’s Managing Board and Supervisory Board shall take all other action necessary or advisable to secure the Shareholder Approval, except that Parent’s Managing Board and Supervisory Board shall not be required to recommend adoption of this Agreement and approval of the transactions contemplated hereby if by doing so Parent’s Managing Board and Supervisory Board would be in violation of its legal obligations under applicable Law. Notwithstanding any of the foregoing, prior to the ABN EGM, Parent’s Managing Board and Supervisory Board may withdraw any such recommendation if it would be a violation of its legal obligations under applicable Law to fail to withdraw any such recommendation.

6.2. Access to Information.

(a) Subject to the Confidentiality Agreement, Seller agrees to provide Purchaser ~~and Purchaser’s~~, RBS, Fortis and Santander and their respective Representatives, from time to time prior to the Closing Date or the termination of this Agreement, such information as ~~Purchaser~~ Purchsaser shall reasonably request with respect to the Business, the Company and the Company Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties and personnel of the Business, the Company and the Company Subsidiaries as Purchaser shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business. Except as required by law, each of Purchaser, RBS, Fortis and Santander will hold, and will cause its Representatives and its Affiliates to hold, any nonpublic information of Seller received from Seller or the Company, directly or indirectly, in accordance with the Confidentiality Agreement.

(b) Seller and Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize the attorney-client or other legal privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.3. ~~Public Disclosure. Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by law or the rules of any market or exchange on which the shares of Seller or Purchaser may be listed for trading, in which case the party proposing to issue such press release or make such public statement or disclosure shall consult with the other party before issuing such press release or making such public statement or disclosure.~~ Intentionally Deleted.

6.4. Employees; Employee Benefit Matters.

(a) Following the Closing Date, Purchaser shall maintain or cause to be maintained employee benefit plans for the benefit of employees who are actively employed by the Company and its Subsidiaries on the Closing Date (“Covered Employees”) which, in the aggregate, are generally substantially comparable to those employee benefit plans that are made available to similarly situated employees of Purchaser or one of its ~~Subsidiaries~~ Affiliates (other than the Company and its Subsidiaries), as applicable; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Purchaser or one of its ~~Subsidiaries~~ Affiliates; provided, further, that until such time as Purchaser shall cause Covered Employees to participate in the benefit plans that are made available to similarly situated employees of Purchaser or one of its ~~Subsidiaries~~ Affiliates (other than the Company and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans of the Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Purchaser’s plans (or plans of one of its Affiliates) may commence at different times with respect to each such plan).

(b) For purposes of eligibility to participate, vesting and benefit accruals (except benefit accrual under any final average pay defined benefit pension plan) under the employee benefit plans of Purchaser and/or one of its ~~Subsidiaries~~ Affiliates providing benefits to any Covered Employees after the Closing Date (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Closing Date, to the same extent as such Covered Employee was entitled, before the Closing Date, to credit for such service under any parallel Company Benefit Plan in which such Covered Employee participated immediately prior to the Closing Date;

provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or with respect to any closed or frozen plan. In addition, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Covered Employee, Purchaser shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Company Benefit Plan in which such employee participated immediately prior to the Closing Date and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Benefit Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Prior to the Closing Date, Seller shall take all action necessary to ensure that effective as of the Closing Date, (i) any employee or other service provider who is employed by the Company or its Subsidiaries as of immediately prior to the Closing Date but who primarily provides services to or with respect to the business of (A) an Excluded Business or (B) Seller or any of its Affiliates other than the Company and its Subsidiaries (collectively, the “Excluded Employees”) is transferred from the Company and its Subsidiaries without any liability to the Company or its Subsidiaries and (ii) any employee or other service provider who is employed by the Seller or its Subsidiaries (other than the Company or its Subsidiaries) as of immediately prior to the Closing Date but who primarily provides services to or with respect to the Business is transferred to the Company or any of its Subsidiaries. From the date hereof through the Closing Date, Seller will not make any employment transfers that would result in a modification to whether a particular service provider is classified as primarily providing services to the Business.

(d) Pursuant to the terms of the Transition Services Agreement, the Company or Purchaser, as applicable, will, at Seller’s expense (and at cost), administer the payroll and all HR administrative systems for Excluded Employees and all other employees of Seller and its Affiliates who are located in the United States or Canada and who participate in the employee benefit plans that are administered through the Company’s and its Subsidiaries’ payrolls and HR administrative systems prior to the Closing Date (collectively “Transitional Participants”) and will, at Seller’s expense (and at cost), provide employee benefits coverage to Transitional Participants (for Transitional Participants who are located in Canada, only payroll and HR administrative systems services) that is consistent with such coverage provided to Covered Employees under Section 6.4(a). Seller shall use reasonable best efforts to ensure that the provision of such transitional services ends on or promptly following the Closing Date, it being understood that to the extent that such services continue following the Closing Date, such services will terminate no later than the 60th day following the Closing Date and in no event shall any Transitional Participants participate in any employee benefit plans of the Company and its Subsidiaries following the Closing Date other than health and welfare plans. Prior to the Closing Date, Seller shall take all actions necessary, including the adoption of plan amendments to ensure that effective as of the Closing Date, the participation of (i) the Excluded Employees and (ii) any former employees or service providers who would be Excluded Employees but for the fact that their employment or services were previously terminated (the “Former Excluded Employees”) in any Company-Only Plans terminates and all liabilities under such Plans in respect of the Excluded Employees and the Former Excluded Employees shall be transferred to, and be the sole responsibility of, Seller and its Affiliates (other than the Company and its Subsidiaries); provided that this sentence shall not apply to (i) participation in respect of benefits accrued by Excluded Employees or Former Excluded Employees in Company-Only Plans that are “qualified” under Section 401 of the Code and (ii) liabilities under Company-Only Plans that are healthcare plans incurred by Excluded Employees prior to the Closing Date to the extent fully accrued on the Closing Balance Sheet. For purposes of clause (ii) a medical, dental, vision and/or prescription drug benefit shall be considered incurred on the date when the services are rendered, the supplies are provided or medication is prescribed, and not when the condition arose.

(e) For purposes of determining cash severance payments under the ~~Buyer~~Purchaser severance plan applicable to Covered Employees whose employment terminates prior to the first anniversary of the Closing Date, the cash severance payments payable to such Covered Employees shall be determined in accordance with the applicable cash severance formula used under the severance plan applicable to the Company or the Subsidiary employing such Covered Employee immediately prior to the Closing Date (which Company or Subsidiary severance plan is set forth on Section 3.11(a) of the Disclosure Schedules and a copy of which has been provided to ~~Buyer~~Purchaser).

(f) Prior to the Closing Date, the parties will mutually develop and agree to the performance criteria to replace Company ROEC (return on economic capital) currently used to measure payment entitlement under the Company’s Long Term Incentive Plan. Such replacement criteria shall preserve, to the extent possible, the degree of incentive currently inhering in open performance periods under the current practices of such plan. The Seller will use good faith efforts to cause outstanding equity-based awards held by Covered Employees to fully vest on the Closing Date.

(g) Nothing in this Section 6.4 shall be construed to limit the right of Purchaser or any of its ~~Subsidiaries~~Affiliates (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.4 be construed to require the Purchaser or any of its ~~Subsidiaries~~Affiliates (including, following the Closing Date, the Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(h) Without limiting the generality of Section 10.9, the provisions of this Section 6.4 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other employee benefit plan for any purpose.

6.5. Nonsolicit of Employees. Seller agrees that, commencing as of the date of this Agreement until the first anniversary of the Closing Date, without the prior written consent of Purchaser, neither Seller nor any of its Affiliates will (or will assist or encourage others to), directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of the Company or any Company Subsidiary or any of their successors) any officer or employee of the Company or any Company Subsidiary as of the Closing Date; provided that Seller and its Affiliates shall not be in breach of this provision where an employee is solicited by way of any general solicitation or advertisement not targeted at employees of the Company, the Company Subsidiaries or the Business; provided, however, that notwithstanding the foregoing, in no event during such one-year period shall Seller or any of its Affiliates hire any Key Employee unless such person has not been an employee of the Company or its Affiliates for at least six months. As used herein, “Key Employee” means any executive officer of the Company, any of the Company’s department heads.

6.6. Additional Agreements. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the requesting party.

6.7. Transition Services Agreement. At the request of Purchaser or Seller, the parties will cooperate, including by entering into a customary transition services agreement, with respect to Seller or its applicable Affiliates providing or causing to be provided to the Company and its Subsidiaries or the Company and its Subsidiaries providing or causing to be provided to Seller and its Affiliates (other than the Company and its Subsidiaries) such transitional services for a transition period of 12-18 months as may be reasonable under the circumstances (other than payroll, employee benefit or other HR administrative services which shall be governed by the provisions of Section 6.4(d)). Such services will be provided in a manner consistent with past practice and on commercially reasonable pricing terms; any incremental out-of-pocket costs or expenses of the party providing such services shall be borne by the party receiving the services.

6.8. Additional Agreements Regarding Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) Purchaser will be responsible for preparing and filing (or causing the preparation and filing of) all Tax Returns required to be filed after the Closing. In the case of returns due for Pre-Closing Periods and Interim Periods, Seller agrees to cooperate with Purchaser, in accordance with Purchaser’s reasonable requests, in the preparation and filing of such Tax Returns. Purchaser shall deliver drafts of any Income Tax Returns for any Pre-Closing Period and any Interim Period, to the extent such Tax Returns reflect a liability for Covered Taxes, together with supporting factual information and workpapers to Seller no later than 30 days before the statutory deadlines for filing the applicable Tax Return (as extended).

(ii) Subject to the provisions of this Agreement, all decisions relating to the preparation of Tax Returns shall be made in the sole discretion of Purchaser.

(b) Payment of Taxes. From and after the Closing Date:

(i) Purchaser will pay or cause to be paid all Taxes with respect to Tax Returns which Purchaser is obligated to prepare and file or cause to be prepared and filed pursuant to Section 6.8(a); provided, however, that Seller hereby assumes and agrees to pay directly to or at the direction of Purchaser, at least three days prior to the date payment (including estimated payment) thereof is due, the amount, if any, of Covered Taxes reflected in such Tax Return.

(c) Seller’s Contest Rights Regarding Taxes. Notwithstanding any other provision of this Agreement to the contrary, Seller shall have the right (but not the obligation) to control, defend, settle, compromise or prosecute in any manner any audit, examination, investigation, hearing or other proceeding (collectively, “Tax Proceeding”) with respect to any Tax Return of the Company and its Subsidiaries involving solely any Excluded Business or the Specified Transfers; provided, however, Seller, without the consent of Purchaser (which consent will not be unreasonably withheld or delayed), shall not settle, compromise or abandon any Tax Proceeding with respect to any Excluded Business or the Specified Transfers if such action would reasonably be expected to materially adversely affect the Purchaser, its Affiliates, or, following the Closing Date, the Company or its Subsidiaries. In addition, (i) Seller shall keep Purchaser duly informed of any such Tax Proceedings relating to any Excluded Business or the Specified Transfers and (ii) Purchaser shall be entitled to receive copies of all correspondence and documents relating to such Tax Proceedings (other than any confidential or proprietary information pertaining to Seller or any Excluded Business). If the Seller elects, in its sole discretion, not to control and conduct any such Tax Proceeding, the Seller shall, within 30 days of receipt of a written notice of the assertion of any tax claim, notify the Purchaser in writing of its intention not to control and conduct the Tax Proceeding in connection with such tax claim. In such event, the Purchaser may control, or cause its designee to control, and conduct such Tax Proceedings in such manner as it may deem appropriate.

(d) Purchaser’s Contest Rights Regarding Taxes. Except as expressly provided otherwise in Section 6.8(c), Purchaser shall have the sole right (but not the obligation) to control, defend, settle, compromise, or prosecute in any manner a Tax Proceeding with respect to any Tax Return of the Company and its Subsidiaries; provided, however, Purchaser, without the consent of Seller (which consent will not be unreasonably withheld or delayed), shall not settle, compromise or abandon any Tax Proceeding that could reasonably be expected to give rise to a material claim by Purchaser for indemnification under Section 9.4(a). In addition, (i) Purchaser shall keep Seller duly informed of any Tax Proceeding related to any Excluded Business or the Specified Transfers and (ii) Seller shall be entitled to receive copies of all correspondence and documents relating to such Tax Proceeding (but, for these purposes, excluding access to any financial and other confidential or proprietary information pertaining to any member of Purchaser’s consolidated group other than Company and its Subsidiaries).

(e) Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements between (a) any of the Company and its Subsidiaries, on the one hand, and (b) Seller or any of its Affiliates (other than any of the Company and its Subsidiaries), on the other hand, will be terminated and have no further effect for any taxable year or period (whether a past, present or future year or period), and except as provided in Section 6.12(a) no additional payments will be made thereunder on or after the Closing Date in respect of a redetermination of Tax liabilities or otherwise.

(f) Notification Requirements. Purchaser shall, and shall cause Company to, promptly (but in all events within 20 Business Days of receipt thereof) forward to Seller all written notifications and other written communications from any Tax authority received by Purchaser or the Company relating to any Excluded Business or the Specified Transfers, and, subject to the provisions of Section 6.8(c), Purchaser shall, and shall cause Company to, take such reasonable actions as requested by Seller to enable Seller to take any action Seller deems appropriate with respect to any proceedings relating thereto.

(g) Cooperation. Purchaser, Seller and Company shall each at their own expense cooperate with each other and make available to each other such Tax data and other information as may be reasonably required in connection with (i) the preparation or filing of any Tax Return, election, consent or certification, or any claim for refund, (ii) any determinations of liability for Taxes, or (iii) any Tax Proceeding (“Tax Data”). Such cooperation shall include, without limitation, making their respective employees and independent auditors reasonably available on a mutually convenient basis for all reasonable purposes, including, without limitation, to sign Tax forms and consents, to provide explanations and background information and to permit the copying of books, records, schedules, workpapers, notices, revenue agent reports, settlement or closing agreements and other documents containing the Tax Data (“Tax Documentation”). The Tax Data and the Tax Documentation shall be retained until one year after the expiration of all applicable statutes of limitations (including extensions thereof); provided, however, that in the event an audit, examination, investigation or other proceeding has been instituted prior to the expiration of an applicable statute of limitations, the Tax Data and Tax Documentation relating thereto shall be retained until there is a final determination thereof (and the time for any appeal has expired).

(h) Carryforwards and Carrybacks; Amended Returns. Purchaser will cause each of the Company and its Subsidiaries to elect, where permitted by law, to carry forward any net operating loss, net capital loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period of any of the Company and its Subsidiaries ending on or before the Closing Date. To the extent such action could reasonably be expected to adversely affect Seller’s liability under Section 9.4(a), neither Purchaser, the Company nor any of its Subsidiaries shall amend, or take any similar action with respect to any Tax Return filed for any Pre-Closing Period or Interim Period without the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed).

(i) Refunds. Except as otherwise provided in the following sentence, Seller will be entitled to retain, or receive prompt payment from Purchaser or any of its Affiliates (including Company and its Subsidiaries) of any refund or credit of Covered Taxes actually received by Purchaser. Provided Purchaser complies with its obligation under Section 6.8(h), Purchaser will be entitled to retain or receive any refund or credit of Taxes of the Company and its Subsidiaries attributable to the carryback of any Tax attribute arising in a taxable period that begins after the Closing Date to a taxable period that ends on or before the Closing Date. Purchaser and the Company and its Subsidiaries will be entitled to retain, or receive prompt payment from Seller of, any refund or credit with respect to Taxes of the Company and its Subsidiaries other than Covered Taxes. The amount of any refund or credit that Purchaser or Seller is entitled to retain or receive pursuant to this Section 6.8(i) shall be reduced to take account of any Taxes incurred upon the receipt of such refund or credit. All payments required to be made pursuant to this Section 6.8(i) shall be made within thirty days after receipt or entitlement to the refund or credit by Seller, Purchaser, the Company or its Subsidiaries.

(j) Transfer Taxes. All applicable sales and transfer Taxes and filing, recording, registration, stamp, documentary and other similar Taxes and fees imposed on the purchase and sale of the Company Common Stock pursuant to this Agreement will be shared equally between Seller and Purchaser. The parties shall cooperate in the preparation and filing of all Tax Returns relating to such transfer taxes.

6.9. Post-Closing Confidentiality.

(a) Following the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement with respect to information relating to the Company, the Company Subsidiaries and the Business shall terminate.

(b) Following the Closing, Seller shall, and shall cause its Affiliates and its and their officers, directors, employees, consultants, agents and advisors to, keep confidential and not use for its benefit or for the benefit of any other Person, any and all Company Confidential Information. Notwithstanding the foregoing, if Seller or its Affiliates or any of their respective officers, directors, employees, consultants, agents or advisors (collectively, “Disclosing Party”) is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any such information, the Disclosing Party will provide Purchaser with notice of such request or requirement as promptly as practicable (unless not permitted by applicable law) so that such Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the foregoing provisions of this Agreement. The Disclosing Party will cooperate reasonably with Purchaser in connection with Purchaser’s efforts to seek such an order or remedy. If Purchaser does not obtain such protective order or other remedy, or Purchaser waives the Disclosing Party’s compliance with the provisions of this Section 6.9, the Disclosing Party will furnish only that portion of the applicable confidential information that is legally required, and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information.

(c) Notwithstanding the foregoing, the Company Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any of its Affiliates or such other Persons in breach of this Agreement, or (ii) becomes available to Seller after the Closing Date on a non-confidential basis from a source other than the Company or a Company Subsidiary; provided that such source is not, after reasonable inquiry, known to be bound by a confidentiality agreement or other contractual, legal or fiduciary obligation with respect to such information.

(d) Seller acknowledges and agrees that due to the unique nature of the Company Confidential Information, there can be no adequate remedy at law for any breach of its obligations hereunder, that any such breach or threatened breach may allow Seller, its Affiliates or third parties to unfairly compete with the Purchaser or its Affiliates, resulting in irreparable harm to Purchaser and its Affiliates, and therefore, that upon any such breach or any threat thereof, Purchaser will be entitled to appropriate equitable and injunctive relief from a court of competent jurisdiction without the necessity of proving actual loss, in addition to whatever remedies either of them might have at law or equity.

6.10. Cooperation. Following the Closing, each party agrees to cooperate in good faith to provide information to the other party that is reasonably necessary in connection with regulatory, legal, accounting and similar matters of Seller and its Affiliates on the one hand and Company and its Affiliates on the other (and not relating to any dispute, litigation or arbitration between the parties hereto or their Affiliates). The parties agree that any information provided pursuant to this provision shall be kept confidential and shall not be used for any purpose except for the reason given in the request.

6.11. Use of Name.

(a) As soon as practicable and in any event no later than 30 days after the Closing Date, Purchaser shall cause the Company and the Company Subsidiaries to file amendments to their certificates of incorporation, articles of association or other organizational documents with the applicable Governmental Entities changing the names of the Company and the Company Subsidiaries to names that do not include the words “ABN AMRO” or any name confusingly or misleadingly similar thereto. For the avoidance of doubt, Purchaser and its Affiliates (including after the Closing, the Company and its Subsidiaries) may use the name “ABN AMRO” and all other trademarks or tradenames owned or licensed by Seller or its Affiliates (excluding the Company and its Subsidiaries) and used in connection with the Business, the Company or any Company Subsidiary as of the Closing on any materials distributed or available to customers until the earlier of (i) six months after the Closing Date and (ii) the exhaustion of inventory in existence as of the Closing Date, subject to applicable law, in each case, in a mutually agreed transitional manner (it being understood and agreed that the Company and its Subsidiaries shall not actively market using such trademarks and tradenames). Thereafter, Purchaser shall not, and shall cause the Company and its Subsidiaries not to, use such trademarks or tradenames, other than (i) in a neutral, non-trademark sense to discuss the history of the Business, the Company or the Company Subsidiaries or (ii) as required by applicable law.

(b) For the avoidance of doubt, from and after the Closing Date, Seller and its Subsidiaries shall cease using and shall have no right in, to and under the name “LaSalle” and any other Intellectual Property exclusively used by the Business. The parties agree that any and all such rights shall be rights of the Company and its Subsidiaries from and after the Closing Date. The parties agree to cooperate and discuss in good faith appropriate arrangements relating to the shared use, after Closing, of any Intellectual Property that is currently used by both the Company and its Subsidiaries, on the one hand, and by Seller or its other Affiliates, on the other hand (such arrangements to be on terms consistent with past practice).

6.12. Settlement of Intercompany Accounts; Termination of Intercompany Agreements; Conversion of Certain Company Debt into Equity; Funding Subsidiaries.

(a) Prior to the Closing, Seller shall, upon notice from Purchaser, cause $6.148 billion of intercompany debt (the “Intercompany Debt”) owed by the Company to Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) to be converted into Company Common Stock (and Seller shall be entitled to take necessary actions in connection therewith, including amending its Certificate of Incorporation), which shall be part of the shares of Company Common Stock to be purchased by Purchaser pursuant to Article II.

(b) Between the date hereof and Closing, upon the notice of Purchaser, Seller and Purchaser shall discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to effect the repayment in full at Closing of all other intercompany debt owed by the Company and/or its Subsidiaries to Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) as of the Closing; provided that if requested by Purchaser, Seller shall agree to delay the repayment date of all or a portion of such debt for a reasonable period of time not to exceed 180 days following the Closing Date (it being understood and agreed that interest and other payments thereunder shall continue to accrue and be payable in accordance with the terms thereof during such delay period).

(c) Between the date hereof and Closing, upon the notice of Purchaser, Seller and Purchaser shall (i) cooperate with one another to identify all derivative contracts outstanding between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, and (ii) discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to unwind such derivative contracts at Closing, including any cash settlement associated with “mark to market” in connection therewith. In addition, to the extent Seller and its Affiliates (other than the Company and its Subsidiaries) are party to a “back to back” derivative contract with third parties with respect to any such derivative contract, at Purchaser’s request, Seller shall use commercially reasonable efforts to assign, or cause to be assigned, such “back to back” derivative contract to the Company.

(d) Upon the notice of Purchaser, Seller and Purchaser shall cooperate in good faith to effect the transfer to the Company or a Subsidiary thereof on mutually acceptable terms immediately prior to the Closing, and as it relates to the portion owned by the Business, without any net economic impact on the Company and without triggering any gain or loss to the Company or its Subsidiaries, the ownership interest in the real estate located at 135 South LaSalle, Chicago and at 540 West Madison, Chicago (The Plaza) currently held by Seller and/or any of its Affiliates (other than the Company and its Subsidiaries).

(e) On or prior to the Closing Date and effective immediately prior to the Closing, all other intercompany accounts between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, including intercompany accounts arising by reason of any tax sharing agreement, shall be settled. Intercompany accounts solely between and among the Company and its Subsidiaries (other than any Excluded Business) shall not be affected by this provision. Seller shall provide to Purchaser on the date hereof the details of the intercompany subordinated notes between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand. No later than two weeks from the date hereof, Seller shall provide to Purchaser the details of all other material intercompany accounts as of March 31, 2007 between Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand.

(f) Effective immediately prior to the Closing, all other contracts, agreements and arrangements, including all obligations to provide goods, services or other benefits, between Seller and/or any of its Subsidiaries (other than the Company and its Subsidiaries), on the one hand, and the Company and/or its Subsidiaries, on the other hand, shall be terminated without any party having any continuing obligation to the other, except for (i) this Agreement and (ii) any Transition Services Agreement.

(g) Seller and Purchaser shall cooperate with one another between the date hereof and Closing (i) to identify any Funding Subsidiaries of Seller whose purpose is to provide capital to the Company and its Subsidiaries and to discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to transfer such Funding Subsidiaries to the Company at Closing and (ii) to identify any Funding Subsidiaries of the Company whose purpose is to provide capital to the Seller and/or any of its Affiliates (other than the Company and its Subsidiaries) and to discuss in good faith and implement appropriate arrangements, on mutually acceptable terms, to transfer such Funding Subsidiaries to Seller or an Affiliate thereof (other than the Company and its Subsidiaries) at Closing. “Funding Subsidiary” means, with respect to an entity, a direct or indirect special purpose Subsidiary of that entity that issues securities for capital purposes or an entity relating to that capital structure.

(h) Seller shall take any actions as may be necessary to ensure that any shares of preferred stock issued by the Company or its Subsidiaries outstanding as of the Closing Date shall have no voting rights for a director or otherwise (except for customary protective rights in the applicable certificate of designations relating to dividend arrearages or adverse changes in the terms to the preferred stock) and shall not become entitled to vote or consent by reason of the consummation of the transactions contemplated hereby. In connection with the foregoing, notwithstanding anything herein to the contrary, Seller shall be permitted to cause the Company to refinance, redeem or defease all or a portion of such preferred stock, amend the terms of such preferred stock (including any agreements on instruments relating thereto) or take such other actions as are necessary or advisable; provided that (i) Seller shall hold the Company harmless for the effects of any less favorable economic terms of any such refinancing and (ii) any such refinancing shall be prepayable or redeemable at the option of the issuer within 90 days of Closing without penalty.

6.13. Specified Transfers. Prior to the Closing, Seller shall effectuate the distribution of ABN AMRO WCS Holding Company by the Company to Seller or an Affiliate thereof (other than the Company and its Subsidiaries) (the “Specified Transfers”). At the time of the distribution, ABN AMRO WCS Holding Company will directly or indirectly hold the remainder of the Excluded Business.

6.14. No Additional Representations. Purchaser acknowledges that neither Seller nor any of its Affiliates is making any representation or warranty, express or implied, as to any financial or other matter with respect to Seller, Company or their respective Subsidiaries, except for the representations and warranties expressly set forth in Article III. Seller acknowledges that neither Purchaser nor any of its Affiliates is making any representation or warranty, express or implied, as to any financial or other matter with respect to Purchaser or its Subsidiaries, except for the representations and warranties expressly set forth in Article IV.

6.15. Director and Officer Indemnification.

(a) Purchaser shall cause Company to indemnify, defend and hold harmless, the present and former officers and directors of Company and each of Company’s Subsidiaries in their capacities as such (each a “Company Indemnified Party”) in accordance with the Certificate of Incorporation and bylaws, or other charter documents, of Company and the respective Company Subsidiaries and any agreements or plans maintained by Company and the respective Company Subsidiary, to the fullest extent permitted thereunder and not prohibited by law after the Closing Date against all losses, expenses, claims, damages and liabilities arising out of actions or omissions occurring on or prior to the Closing Date (other than the transactions contemplated hereby, and other than any liability arising directly or indirectly out of the pending investigation of Seller and its Subsidiaries by the U.S. Department of Justice or any U.S. Attorney’s Office, which liabilities shall be retained by Seller); provided that in no event shall a “Company Indemnified Party” include any Person who is or was employed or retained primarily by Seller or an Affiliate of Seller (other than Company and its Subsidiaries) and not primarily employed or retained by Company or its Subsidiaries, and Seller agrees that it shall indemnify, defend and hold harmless such individuals to the same extent that Purchaser is agreeing with respect to the Company Indemnified Parties.

(b) In the event following the Closing Purchaser or any of its successors or assigns or Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser or Company, as applicable, assume the obligations set forth in this section.

(c) The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives.

6.16. Financing ~~.~~. Seller shall provide, and shall cause its officers, employees, accountants and representatives to provide, such cooperation as Purchaser may reasonably request in connection with arranging, documenting and consummating the Financing.

~~(a) Purchaser shall use reasonable best efforts to arrange the financings described in the Commitment Letter on substantially the terms and conditions described therein, including commercially reasonable efforts to (i) satisfy on a timely basis all terms, conditions, representations and warranties applicable to Purchaser in the Commitment Letter, (ii) enter into definitive agreements with respect thereto as promptly as practicable but in any event prior to the Closing on terms and conditions no less certain than those contained in the Commitment Letter and (iii) obtain funds under the Commitment Letter.~~

~~(b) Purchaser shall keep Seller reasonably informed with respect to all material activity concerning the status of the financings described in the Commitment Letter and shall give Seller prompt notice of any material adverse change with respect to such financings. Without limiting the foregoing, Purchaser shall notify Seller promptly, and in any event within three Business Days, if at any time prior to the date of Closing (i) the Commitment Letter shall expire or~~

~~be terminated for any reason or (ii) any financing source that is a party to the Commitment Letter notifies Purchaser that such source no longer intends to provide financing to Purchaser on the terms set forth therein. Without the prior written consent of Seller, neither Purchaser nor any of its Affiliates shall take any action or omit to take any action that could reasonably be expected to materially impair, delay or prevent Purchaser’s obtaining of the financings described in the Commitment Letter or any alternate financing arrangement. Purchaser shall not, without the prior written consent of Seller, amend or alter, or agree to amend or alter, the Debt Commitment Letter in a manner that would materially impair, delay or prevent the transactions contemplated by this Agreement.~~

~~(c) If any portion of the financings described in the Commitment Letter becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Purchaser shall use commercially reasonable efforts to (i) arrange alternate financing (on terms and conditions no less favorable in any material respect than those contained in the Commitment Letter) and, if obtained, shall provide Seller with a copy of the new financing commitments, (ii) enter into definitive agreements with respect thereto as promptly as practicable but in any event prior to the Closing and (C) obtain funds under such commitment letter to the extent necessary to consummate the transactions contemplated by this Agreement. If Purchaser obtains a new financing commitment for at least the same amount of financing as contemplated by the Commitment Letter as originally issued and on terms and conditions that are no less favorable in any material respect than those contained in the Commitment Letter as originally issued, then the new commitment letter in respect of such financing shall be the “Commitment Letter” for purposes of this Section 6.16.~~

ARTICLE VII

CONDITIONS PRECEDENT

7.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and, in the case of the obligation of Purchaser to effect the Closing, no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition). “Requisite Regulatory Approvals” shall mean (i) the approvals of the Federal Reserve Board, the Financial Services Authority in the United Kingdom, the Bank of Spain, and the Belgian Banking, Finance and Insurance Commission and (ii) the expiration or termination of any applicable waiting periods, if required, under the HSR Act.

(b) No Injunctions or Restraints. No order, injunction, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect. No Governmental Entity shall have taken any action set forth in Exhibit A.

(c) Bank of America Agreement. The Bank of America Agreement shall have been validly terminated in accordance with its terms.

(d) Public Offer. The Public Offer shall have become Wholly Unconditional.

(e) Shareholder Approval. The Shareholder Approval shall have been obtained.

7.2. Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Closing is also subject to the satisfaction or waiver by Purchaser at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.2 (Capitalization) and Section 3.3(a) (Authority; No Violation) shall be true and correct in all material respects; and (ii) the other representations and warranties of Seller set forth in this Agreement shall be true and correct in all respects (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect set forth therein), in each of cases (i) and (ii), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representations and warranties are, by their terms, expressly limited to a specific date, in which case as of such specific date); provided that the condition set forth in clause (ii) of this Section 7.2(a) shall be deemed satisfied if the failure of all such representations and warranties to be so true and correct (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect set forth therein) would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) FIRPTA Certificate. Seller shall deliver a certificate from the Company that complies with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated no more than 30 days prior to the Closing Date and executed by a responsible corporate officer of the Company, to the effect that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code).

(e) Specified Transfers. The Specified Transfers shall have been completed~~.~~

(f) Fortis Shareholder Approval. The shareholders of Fortis SA/NV and Fortis S.A. shall have approved this Agreement and the transactions contemplated hereby (the “Fortis Shareholder Approval”).

(g) Certain Litigation. There shall be no pending or threatened Bank of America Litigation, and there shall not exist any judgment, settlement or other agreement related to any Bank of America Litigation that has or could result in the payment by Parent, Seller, the Company, Purchaser or any of their respective Affiliates of any amount (other than the Termination Fee) or that does or could materially and adversely affect Parent, Seller, the Company, Purchaser or any of their respective Affiliates.

7.3. Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is also subject to the satisfaction or waiver by Seller at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV of this Agreement shall be true and correct in all respects (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representations and warranties are, by their terms, expressly limited to a specific date, in which case as of such specific date); provided that the condition set forth in this Section 7.3(a) shall be deemed satisfied if the failure of all such representations and warranties to be so true and correct (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect set forth therein) would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by ~~its Chief Executive Officer or Chief Financial Officer~~ one of its officers stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Closing shall not have occurred on or before May 1, 2008 (the “Termination Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by either Seller or Purchaser, if any Requisite Regulatory Approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant Governmental

Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) by Seller, if Purchaser has breached or is in breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement in any respect (disregarding for such purpose any limitation or qualification as to materiality or Purchaser Material Adverse Effect), which breach would, individually or together with all such other then uncured breaches by Purchaser, constitute grounds for the condition set forth in Section 7.3(a) or 7.3(b) not to be satisfied at the Closing Date and Purchaser does not promptly use all commercially reasonable efforts to cure such breach after written notice thereof to Purchaser or such breach would not reasonably be expected to be covered prior to the Termination Date;

(e) by Purchaser, if Seller has breached or is in breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement in any respect (disregarding for such purpose any limitation or qualification as to materiality or Material Adverse Effect), which breach would, individually or together with all such other then uncured breaches by Seller, constitute grounds for the condition set forth in Section 7.2(a) or 7.2(b) not to be satisfied at the Closing Date and Seller does not promptly use all commercially reasonable efforts to cure such breach after written notice thereof to Seller or such breach would not reasonably be expected to be cured prior to the Termination Date; or

(f) as provided in Section ~~5.3.~~5.3;

(g) by Purchaser or Seller, if the Shareholder Approval is not obtained at any duly held meeting of Parent’s shareholders called for the purpose of voting upon adoption of this Agreement and approval of the transactions contemplated hereby; or

(h) by Purchaser or Seller, if (i) Parent’s Managing Board or Supervisory Board or any committee thereof shall have withdrawn (or modified in a manner adverse to the Consortium) or publicly proposed to withdraw (or modify in a manner adverse to the Consortium) its recommendation of the Public Offer or the transactions contemplated thereby; (ii) the Merger Protocol shall have terminated in accordance with its terms; (iii) the Public Offer lapses because one or more of the conditions thereof are not satisfied and none of Parent’s shares are purchased thereunder; (iv) Parent recommends, or enters into any agreement or arrangement relating to, any acquisition of Parent (other than the Public Offer); or (v) any Adverse Recommendation Event occurs.

8.2. Effect of Termination. (a) In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 5.3 (Bank of America Matching Period), the last sentence of Section 6.2(a) (Access to Information), and Section ~~6.3 (Public Disclosure), Section~~ 8.1 (Termination), Section 8.2 (Effect of Termination), Section 10.1 (Expenses), Section 10.2 (Notices) and Section 10.6 (Governing Law) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

(b) In the event this Agreement is terminated pursuant to Sections 8.1(e), (g) or (h), Seller shall pay to Purchaser, by wire transfer to an account designated by Purchaser, immediately available funds in an amount equal to $200,000,000; provided, however, that if Seller fails to pay such amount when due, Purchaser shall, in addition to all other remedies available to it, be entitled to interest on such amount at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the date that such payment was required to be made pursuant to this Agreement to the date of payment.

8.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4. Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

INDEMNIFICATION

9.1. No Survival of Representations, Warranties and Covenants. None of the representations and warranties of Seller and Purchaser contained in this Agreement, and none of the covenants of Seller in Section 5.1, shall survive the Closing. For the avoidance of doubt, after Closing neither party shall be entitled to initiate or continue any action, claim or litigation relating to any representation, warranty or covenant that did not survive the Closing and waives all rights in respect thereof.

9.2. Indemnification by Seller. Subject to the remaining provisions of this Article IX, Seller shall indemnify, defend and hold Purchaser and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Purchaser Indemnitees”) harmless from and after the Closing Date from and against any Damages (other than Taxes, except as provided in Section 9.4(a)) incurred or suffered by the Purchaser Indemnitees to the extent resulting or arising from or relating to:

(a) any breach of any covenant or agreement of Seller made herein that survives the Closing;

(b) any Excluded Business, including any liability arising directly or indirectly out of the pending investigation of Seller and its Subsidiaries by the U.S. Department of Justice or any U.S. Attorney’s Office;

(c) any liability or obligation of Seller or any of its Subsidiaries to the extent not related to the Business or any Divested Business;

(d) the Specified Transfers;

(e) any Controlled Group Liability, in each case only to the extent that such Controlled Group Liability is not fully reflected in the Balance Sheet;

(f) (i) liabilities for (x) all Taxes under Section 4999 of the Code and any indemnification obligations (i.e., excise tax gross-ups) with respect to such taxes payable to or for the benefit of current or former employees of the Company and its Subsidiaries and (y) any lost deductions under Section 280G of the Code with respect to payments made to current or former employees of the Company and its Subsidiaries; (ii) liabilities or claims under or in respect of the Company Benefit Plans, other than benefit liabilities under the Company-Only Plans; and (iii) liabilities or claims with respect to the employment or termination of employment of any Excluded Employee or Former Excluded Employee, including liabilities or claims in respect of such Employees under the Company-Only Plans (other than as specifically retained as set forth in the proviso of Section 6.4(d)); and

(g) all liabilities and costs arising from the matter referred to on Section 3.11(d) of the Disclosure Schedules.

9.3. Indemnification by Purchaser. Subject to the remaining provisions of this Article IX, Purchaser shall indemnify, defend and hold Seller and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Seller Indemnitees”) harmless from and after the Closing Date from and against any Damages incurred or suffered by the Seller Indemnitees to the extent resulting or arising from or relating to:

(a) any liability or obligation of the Company or any of its Subsidiaries to the extent not related to the Excluded Business; and

(b) any breach of any covenant or agreement of Purchaser made herein.

9.4. Tax Indemnification.

(a) Seller will indemnify, defend and hold harmless the Purchaser and its Affiliates from and against (i) any Covered Taxes, (ii) any Taxes resulting from any action pursuant to Section 6.12, (iii) any withholding Tax liability imposed under Section 1445 of the Code with respect to the purchase of Company Shares; (iv) any Taxes arising from or in connection with any breach by Seller of any of its covenants and obligations under Section 6.8; and (v) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(b) Purchaser will indemnify, defend and hold harmless Seller and its Affiliates from and against (i) any and all Taxes arising from or in connection with any breach by Purchaser of any of its covenants or obligations under Section 6.8 and (ii) all liability for any reasonable out-of-pocket legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(c) The obligations of each party pursuant to Sections 9.4(a) and 9.4(b) to indemnify, defend and hold harmless the other party will terminate 30 days after the expiration of all applicable statutes of limitations (giving effect to any extensions thereof); provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

9.5. Indemnification Procedure.

(a) Promptly after the incurrence of any Damages by the party seeking indemnification hereunder (the “Indemnified Party”), including any claim by a third party described in Section 9.5(d) hereof, which might give rise to indemnification hereunder or the discovery of any facts or circumstances that the Indemnified Party reasonably believes may result in an indemnification claim hereunder, the Indemnified Party shall deliver to the party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:

(i) state that the Indemnified Party has paid or properly accrued Damages, or anticipates that it shall incur liability for Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Agreement; and

(ii) specify in reasonable detail each individual item of Damages included in the amount so stated to the extent known, the date such item was paid or properly accrued (if applicable), the basis for any anticipated liability and the nature of the claim to which each such item is related and the computation of the amount, if reasonably capable of computation, to which such Indemnified Party claims to be entitled hereunder;

provided, however, that the failure to deliver such Claim Certificate shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party.

(b) In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within 20 Business Days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a written notice to such effect and the Indemnifying Party and the Indemnified Party shall, within the 20 Business Day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. If the Indemnified Party and the Indemnifying Party are unable to agree as to any particular item or items or amount or amounts, then such disagreement shall be resolved pursuant to judicial process set forth in Section 10.6.

(c) Claims for Damages specified in any Claim Certificate to which an Indemnifying Party shall not object in writing within 20 Business Days of receipt of such Claim Certificate, claims for Damages covered by a memorandum of agreement of the nature described in Section 9.5(b) and claims for Damages the validity and amount of which have been the subject of a judicial determination pursuant to Section 10.6, are hereinafter referred to, collectively, as “Agreed Claims.” Within 15 Business Days of the determination of the amount of any Agreed Claims, subject to the limitations of this Article IX, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by cashier’s check or wire transfer to the bank account or accounts designated in writing by the Indemnified Party not less than one Business Day prior to such payment.

(d) Promptly after the assertion by any third party of any claim against any Indemnified Party that in the reasonable judgment of such Indemnified Party may result in the incurrence by such Indemnified Party of Damages for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a written notice describing in reasonable detail (to the extent known) such claim and such Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel, who shall be reasonably satisfactory to such Indemnified Party) at such Indemnifying Party’s expense. Any failure on the part of the Indemnified Party to provide prompt notice shall not limit any of the obligations of the Indemnifying Party, except to the extent such failure materially prejudices the defense of such claim. Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party; provided that the Indemnifying Party shall be responsible for the fees and expenses of the Indemnified Party’s counsel in any such action or claim if (i) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to, or the assertion of which would be adverse to the interests of, the Indemnified Party or (ii) the Indemnified Party shall have been advised in writing by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest (provided that in the case of clause (i) and (ii) the Indemnifying Party shall not be liable for the fees and expenses of more than one firm of counsel for all Indemnified Parties, other than local counsel). In addition, the Indemnifying Party shall not be entitled to assume control of the defense of any claim, and shall be responsible for the fees and expenses of the Indemnified Party’s counsel if the Indemnified Party shall have failed, within 15 Business Days after having been notified by the Indemnified Party of the existence of such claim as provided above, to assume the defense of such claim or to notify the Indemnified Party in writing that it shall assume the defense of such claim. No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party (not to be unreasonably withheld), but if settled with the written consent of the Indemnifying Party, or if there be a judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any loss or liability by reason of such settlement or judgment, subject to the limitations set forth in this Article IX. If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 9.5(d), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such claim (not to be unreasonably withheld), unless the settlement releases the Indemnified Party from all liabilities and obligations with respect to such claim and does not impose injunctive or other equitable relief against the Indemnified Party. The Indemnified Party and the Indemnifying Party each agrees to fully cooperate in all matters covered by this Section 9.5(d), including, as required, the furnishing of books and records, personnel and witnesses and the execution of documents, in each case as necessary for any defense of such third party claim and at no cost to the other party (provided that any reasonable out-of-pockets expenses of the Indemnified Party incurred in connection with the foregoing shall be considered part of Damages hereunder). Anything in this Section 9.5(d) to the contrary notwithstanding, the control of any Tax Proceeding and the procedures related thereto shall be governed exclusively by Sections 6.8(c), 6.8(d) and 6.8(f).

9.6. Certain Offsets; Tax Treatment of Payments. For purposes of this Article IX, “Damages” shall be net of any insurance or other recoveries (net of any related deductible or expenses incurred in securing such recovery) actually received by the Indemnified Party or its Affiliates as a result of the liability or loss giving rise to the right of indemnification. In addition, any indemnification payment made pursuant to this Article IX shall be (i) reduced by the amount of any net Tax benefit actually realized by the Indemnified Party and (ii) increased by the amount of any Tax cost actually realized by the Indemnified Party solely as a result of the receipt or accrual of the indemnification payment. The parties agree to treat any payment pursuant to this Article IX (other than any portion treated as interest) as an adjustment to the purchase price for tax purposes.

9.7. Exclusive Remedy. After the Closing Date, this Article IX shall provide the exclusive remedy for any of the matters addressed herein or other claims arising out of this Agreement, except in the case of common law fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

ARTICLE X

GENERAL PROVISIONS

10.1. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense. For the avoidance of doubt, all fees of Seller’s financial and legal advisors incurred in connection with this Agreement shall be borne by the Seller, and not by the Company or any of its Subsidiaries.

10.2. Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Seller, to:

ABN AMRO Holding N.V.

Gustav Mahlerlaan 10

1082 PP Amsterdam, The Netherlands

Attention: the Board of Management

Fax: (31) (20) 628 6293

with a copy to:

ABN AMRO

Gustav Mahlerlaan 10

1082 PP Amsterdam, The Netherlands

Attention: Eva Simon Thomas

Fax: (31) (20) 629 2163

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: William L. Taylor

                  William H. Aaronson

Fax: (212) 450-4800

(b)	if to Purchaser, to:

~~[BUYER]~~

~~[ADDRESS]~~

~~[ADDRESS]~~

~~Attention: [NAME/TITLE]~~

~~Fax: [NUMBER]~~

RFS Holdings B.V.

Strawinskylaan 3105

1077 ZX

Amsterdam, the Netherlands

with a copy to:

~~[BUYER COUNSEL]~~

~~[ADDRESS]~~

~~[ADDRESS]~~

~~Attention: [NAME]~~

~~Fax: [NUMBER]~~ Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention: Creighton O’M. Condon

                  Scott Petepiece

Fax: (212) 848-7179

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Attention: Richard Hall

Fax: (212) 474-3700

Willkie Farr & Gallagher LLP

1 Angel Court

London EC2R 7HJ

Attention: Gregory Astrachan

Fax: (44) (20) 7696 5455

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

10.3. Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” (iv) the word “or” shall not be exclusive, (v) all pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require, ~~and~~ (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified, and (vii) all references to “transactions contemplated hereby”, “transactions contemplated by this Agreement”, “transactions contemplated herein” or other similar terms shall be deemed to exclude the Public Offer and the transactions contemplated thereby.

(c) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

10.4. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5. Entire Agreement. This Agreement (including the Disclosure Schedules and other documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

10.6. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(b) The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the Federal Courts of the United States of America located in the State of New York (the “Federal Courts”), or, if jurisdiction in the Federal Courts is not available, the courts of the State of New York (the “New York Courts”), in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a “Covered Claim”); (ii) irrevocably agree to request that the Federal Courts (or, if jurisdiction in the Federal Courts is not available, the New York Courts) adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waive, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the New York Courts or the Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in said Courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such Courts; and (iv) irrevocably agree to abide by the rules of procedure applied by the Federal Courts or the New York Courts, as the case may be, (including the procedures for expedited pre-trial discovery) and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction. The parties further agree that any Covered Claim has a significant connection with the United States and the State of New York, and will not contend otherwise in any proceeding in any court of any other jurisdiction. Each party represents that it has agreed to the jurisdiction of the Federal Courts and the New York Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and law applied in the Federal Courts and the New York Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of Purchaser or any of its Subsidiaries or Affiliates to commence or prosecute any legal action against Seller or any of its Subsidiaries or Affiliates in any court of competent jurisdiction in The Netherlands or elsewhere to enforce the judgments and orders of the Federal Courts or the New York Courts.

(c) Each party hereby irrevocably agrees that it will not oppose, on any ground, the recognition, enforcement, or exequatur in a Dutch or other court of any judgment (including but not limited to a judgment requiring specific performance) rendered by a Federal Court or New York Court in respect of a Covered Claim.

(d) Seller hereby irrevocably designates the Corporation Trust Company (in such capacity the “Process Agent”), with an office at 1209 Orange Street, City of Wilmington, county of Newcastle, Delaware 19801, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to Seller. Seller shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Seller will at all times have an agent for service of process for the above purposes in New York, New York. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other person or entity by consolidation, merger, sale of assets or otherwise, such other person or entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of such Process Agent. Seller further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law. Seller expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of New York and of the United States of America.~~1~~

(e) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY

~~[1]~~	~~Add Purchaser designation of agent for service of process if Purchaser is a foreign entity.~~

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7. Specific Performance. The parties agree that irreparable damage would occur in the event that any party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

10.8. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.9. Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Purchaser may assign any of its rights under this Agreement to ~~a wholly owned Subsidiary~~(i) its financing sources (for collateral purposes), (ii) any subsequent purchaser of the Business or any portion thereof and (iii) an affiliate or affiliates of Purchaser; provided, further, that no such assignment shall release Purchaser from any liability or obligation under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective successors and assigns. Except for Section 6.15 which is for the benefit of the persons specified in Section 6.15(c) this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder~~.~~

10.10. Payment and Performance Guarantee. Each of RBS, Santander, and Fortis hereby, joint and severally, absolutely, unconditionally and irrevocably guarantees to Seller the prompt payment and performance of all obligations of Purchaser pursuant to this Agreement (including payment of all amounts from time to time owing by Purchaser to Seller hereunder).

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ABN AMRO BANK N.V.

By:
Name:
Title:

By:
Name:
Title:

~~[BUYER]~~ABN AMRO HOLDING N.V., solely for the purposes of Section 6.1(d)

By:
Name:
Title:

~~[~~(Signature Page to Purchase and Sale Agreement~~]~~)

RFS Holdings B.V.

By: The Royal Bank of Scotland Group plc

By:
Name:
Title:

RFS Holdings B.V.

By: Banco Santander Central Hispano, S.A.

By:
Name:
Title:

RFS Holdings B.V.

By: Fortis N.V.

By:
Name:
Title:

RFS Holdings B.V.

By: Fortis SA/NV

By:
Name:
Title:

(Signature Page to Purchase and Sale Agreement)

The Royal Bank of Scotland Group plc, solely for the purposes of Section 10.10	Banco Santander Central Hispano, S.A., solely for the purposes of Section 10.10

By:	By:
Name:	Name:
Title:	Title:

Fortis SA/NV, solely for the purposes of Section 10.10

By:
Name:
Title:

Fortis N.V., solely for the purposes of Section 10.10

By:
Name:
Title:

(Signature Page to Purchase and Sale Agreement)

EXHIBIT A

The U.S. Department of Justice or any U.S. Attorney’s Office shall not, in connection with the pending investigation of Seller or its Affiliates, have taken any action against or entered into any settlement with Seller or any of its Affiliates that shall impose any material restriction, condition or burden on the Business, the Company or any of its Subsidiaries.

EXHIBIT B:

SELLER KNOWLEDGE

Norman R. Bobins

Joost Ch. L. Kuiper

Robert J. Moore

Larry D. Richman

EXHIBIT C:

PURCHASE PRICE ADJUSTMENT

(1) No later than three Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver to Purchaser a good faith estimate (the “Estimated Net Income”) of the sum of (a) the net income (loss) of the Company and its Subsidiaries, as adjusted as set forth in the definition of Closing Net Income below, for the period commencing on April 1, 2007 and concluding at the close of business on the earlier to occur of the Closing Date and December 31, 2007 (the “Measurement Period”), and (b) actual net income recorded for the three month period ended March 31, 2007. Seller shall also deliver to Purchaser copies of all workpapers and other documents used in the calculation of Estimated Net Income.

(2) If Estimated Net Income is equal to or greater than the Income Threshold, the Purchase Price shall not be adjusted. If Estimated Net Income is less than the Income Threshold, the Purchase Price shall be decreased by the amount of the shortfall. “Income Threshold” means at any time the amount equal to the sum of (a) the product of (x) $600 million and (y) a fraction, the numerator of which is the number of calendar days that have elapsed during the Measurement Period and the denominator of which is 274 and (b) $270 million.

(3) Seller shall engage Ernst & Young LLP (“E&Y”) to prepare and deliver, and shall use reasonable efforts to cause E&Y to prepare and deliver as promptly as practicable, but not later than 90 days, after the Closing Date, to the Seller an audited consolidated income statement of the Company and its Subsidiaries for the period commencing on January 1, 2007 and ending on the earlier of the Closing Date and December 31, 2007 prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Balance Sheet (the “Closing Income Statement”). All of the costs and expenses of such audit shall be born in full by Purchaser. “Closing Net Income” means the net income (loss) of the Company and its Subsidiaries as shown on the Closing Income Statement, as adjusted to exclude (a) any costs incurred by the Company and its Subsidiaries pursuant to this Agreement (provided, however, that all costs and expenses of the financial, legal and other advisors of the Company and its Affiliates incurred by the Company or its Subsidiaries in connection with this Agreement shall be included in the calculation of Closing Net Income), including any payments, increases in compensation, amendments to compensation plans or any other actions that are referred to in clause (2) of the first paragraph of Section 5.2(e) of the Disclosure Schedule, and (b) any costs that are required to be indemnified pursuant to Sections 9.2 or 9.4(a) (to avoid any duplication), and determined as set forth in this Exhibit, but subject to the following clauses (4) and (5). Seller shall upon receipt promptly provide a copy of the Closing Income Statement and Seller’s calculation of the Closing Net Income to Purchaser.

(4) If Purchaser disagrees with Seller’s calculation of Closing Net Income, Purchaser may, within 30 days after Seller’s delivery of the Closing Income Statement, deliver a notice to Seller disagreeing with Seller’s calculation of Closing Net Income and which specifies Purchaser’s calculation of Closing Net Income and, in reasonable detail, Purchaser’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Income Statement and Seller’s calculation of Closing Net Income.

(5) If a notice of disagreement shall be duly delivered pursuant to clause (4) of this Exhibit, Purchaser and Seller shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine Closing Net Income, which amount shall not be less than the amount thereof shown in Seller’s calculation delivered pursuant to clause (3) of this Exhibit nor greater than the amount thereof shown in Purchaser’s calculation delivered pursuant to clause (4) of this Exhibit. If Purchaser and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause an agreed upon firm of independent accountants of nationally recognized standing in the United States reasonably satisfactory to Purchaser and Seller (which accountants shall not have any material relationship with Purchaser or Seller), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Income. In making such calculation, such independent accountants shall consider only those items or amounts in the Closing Income Statement to which Seller has disagreed and that have not been previously resolved by mutual agreement of Purchaser and Seller. Such independent accountants shall deliver to Purchaser and Seller, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller. The cost of such review and report shall be shared equally by Purchaser and Seller.

(6) Purchaser and Seller agree that they will, and agree to cause their respective independent accountants and each of the Company and its Subsidiaries to, cooperate and assist in the preparation of the Closing Income Statement and in the conduct of the audits and reviews referred to in this Exhibit, including the making available to the extent necessary of books, records, work papers and personnel.

(7) If Final Net Income is greater than the Income Threshold, and Estimated Net Income is equal to or greater than the Income Threshold, no payment shall be made. If Final Net Income is greater than the Income Threshold and Estimated Net Income was less than the Income Threshold, Seller shall be entitled to receive a payment from Purchaser equal to the difference between the Income Threshold and Estimated Net Income. If Final Net Income is less than the Income Threshold and Estimated Net Income is equal to or greater than the Income Threshold, Purchaser shall be entitled to receive a payment from Seller equal to the amount by which the Income Threshold exceeds the Final Net Income. If Final Net Income is less than the Income Threshold and Estimated Net Income is less than the Income Threshold, then (i) if Final Net Income exceeds Estimated Net Income, Seller shall be entitled to receive a payment from Purchaser equal to such excess and (ii) if Estimated Net Income exceeds Final Net Income, Purchaser shall be entitled to payment from Seller equal to such excess. “Final Net Income” means the Closing Net Income (i) as shown in Seller’s calculation delivered pursuant to clause (3) of this Exhibit, if no notice of disagreement with respect thereto is duly delivered pursuant to clause (4) of this Exhibit; or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to clause (5) of this Exhibit or (B), in the absence of such agreement, as shown in the independent accountant’s report setting forth the final and binding calculation pursuant to clause (5) of this Exhibit; provided that in no event shall Final Net Income be greater than Seller’s calculation of Closing Net Income delivered pursuant to clause (3) of this Exhibit or less than Purchaser’s calculation of Closing Net Income delivered pursuant to clause (4) of this Exhibit, plus, in each case, actual net income recorded for the three month period ended March 31, 2007.

(8) Any payment pursuant to clause (7) of this Exhibit shall be made at a mutually convenient time and place within 10 days after Final Net Income has been determined by wire transfer of immediately available funds. Any payment shall be made by wire transfer of same day funds to the account designated by the party entitled to such payment, and shall be accompanied by interest on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Federal Effective Rate in effect from time to time during the period from the Closing Date to the date of payment.

Enclosure No. 8

May 5, 2007

ccodon@shearman.com

(212) 848-5035

Board of Management	Supervisory Board
ABN AMRO Bank N.V.	ABN AMRO Bank N.V.
Gustav Mahlerlaan 10	Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands	1082 PP Amsterdam, The Netherlands
Attn: Mr. Rijkman Groenink	Attn: Mr. Arthur Martinez

Dear Mr. Groenink and Mr. Martinez:

The consortium (the “Consortium”) comprised of The Royal Bank of Scotland Group plc (“RBS”), Banco Santander Central Hispano, S.A. (“Santander”), Fortis N.V. and Fortis SA/NV (“Fortis”) has received communication through your representatives at Davis Polk & Wardwell that the Board of Management of ABN AMRO Bank N.V. has indicated that it would specifically request elimination of two conditions from our proposal to acquire ABN AMRO North America Holding Company submitted this morning in order for the Board of Management to move forward with its consideration of our proposal as a “Superior Proposal” under the terms of the Bank of America Purchase and Sale Agreement. Specifically, the Board of Management requested the elimination of the following from our proposed Purchase and Sale Agreement (the “LaSalle Purchase and Sale Agreement”):

1.	The elimination from the LaSalle Purchase and Sale Agreement of the condition relating to the Bank of America litigation.

2.	The elimination from the LaSalle Purchase and Sale Agreement of the condition that subjects the LaSalle Purchase and Sale Agreement to a Fortis shareholder vote.

On behalf of the Consortium, we confirm that the Consortium has agreed to eliminate both conditions from the LaSalle Purchase and Sale Agreement.

Sincerely,

Creighton, O’M. Condon, Esq.

ABU DHABI    |    BEIJING    |    BRUSSELS    |    DOSSELDORF    |    FRANKFURT     |    HONG KONG    |    LONDON    |    MANNHEIM    |    MENLO PARK

MUNICH    |    NEW YORK     |    PARIS    |    ROME    |    SAN FRANCISCO    |    SĀO PAULO    |    TOKYO    |    TORONTO    |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Enclosure No. 9

ccondon@shearman.com	May 5, 2007
(212) 848-5035

Board of Management

ABN AMRO Bank N.V.

Gustav Mahlerlaan 10

1082 PP Amsterdam, The Netherlands

Attn: Mr. Rijkman Groenink

Dear Mr. Groenink:

On behalf of a Consortium (the “Consortium”) comprised of The Royal Bank of Scotland Group plc (“RBS”), Banco Santander Central Hispano, S.A. (“Santander”), Fortis N.V. and Fortis SA/NV (“Fortis”), Shearman & Sterling LLP hereby submits this proposal to acquire from ABN AMRO Bank N.V. (“ABN”) all of the outstanding shares of ABN AMRO North America Holding Company (the “Company”). The terms and conditions of the Consortium’s proposal (the “Proposal”) are reflected in the revised Purchase and Sale Agreement (the “Purchase Agreement”) (clean and marked to reflect changes to the May 2, 2007 draft) that is enclosed with this letter and are otherwise described herein.

Under the Proposal, the Consortium will acquire all the shares of the Company in exchange for an aggregate cash purchase price of US$24,500,000,000, subject to the post-closing net income adjustment set forth in the Purchase Agreement.

As reflected in the attached Purchase Agreement, the Proposal is subject to substantially the same terms and conditions as set forth in your Purchase and Sale Agreement with Bank of America, dated as of April 22, 2007 (“BofA Agreement”). The Proposal is also subject to RBS, Santander and Fortis consummating a public offer to acquire ABN AMRO Holding N.V. (“Parent”). The terms of this public offer are described in detail in a Memorandum to Parent’s Supervisory and Management Boards that is being delivered with the Proposal. Additionally, in connection with the Consortium’s commitment to commence a public offer for Parent, the Consortium would be prepared to enter into a mutually satisfactory Merger Protocol outlining the terms of this offer. The Consortium would anticipate entering into the Merger Protocol with Parent on Sunday, May 6, 2007.

ABU DHABI    |    BEIJING    |    BRUSSELS    |    DÜSSELDORF    |    FRANKFURT     |    HONG KONG    |    LONDON    |    MANNHEIM    |    MENLO PARK

MUNICH    |    NEW YORK    |    PARIS    |    ROME    |    SAN  FRANCISCO    |    SÃO PAULO    |    SINGAPORE    |    TOKYO    |     TORONTO    |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	May 5, 2007

The Consortium has also conditioned consummation of the proposed transaction on the approval of the shareholders of ABN AMRO Holding N.V., in view of recent legal developments. Additionally, as reflected in the attached Purchase Agreement, the Proposal contemplates that you and the Consortium would be permitted to terminate the Purchase Agreement in circumstances where Parent recommends or pursues an alternative transaction involving the acquisition of Parent and its affiliates.

As reflected in the attached Purchase Agreement, the Proposal is not subject to any financing condition.

The Consortium has conducted an antitrust and regulatory review and is confident that there would be no such issues that would delay or impede consummation of the transaction. Additionally, the Consortium has substantially completed its due diligence review of the Company and its subsidiaries, and the Purchase Agreement does not include a due diligence condition to the Consortium’s obligation to consummate the proposed transaction. We would expect to close the proposed transaction in the fourth quarter of 2007.

Each of RBS, Santander and Fortis has obtained all requisite corporate approvals required in connection with the submission of this Proposal, including any applicable Supervisory or Management Board approvals, and the Consortium is prepared to execute the Purchase Agreement in the form attached.

In submitting the Proposal to acquire the Company, the Consortium is not acknowledging or agreeing that the BofA Agreement constitutes a valid, lawful or enforceable agreement, and the Consortium expressly reserves all of its rights with respect to such agreement.

The Proposal contemplated by this letter will expire at 11:59 p.m. EDT on Sunday, May 6, 2007. In the meantime, the Consortium and its advisors are prepared to move forward immediately with the Proposal. Please contact Matthew Greenburgh of Merrill Lynch (+44-207-995-1410) or Creighton Condon of Shearman & Sterling (212-848-7628) should you wish to respond to, or seek clarification of, the Proposal.

Page 3	May 5, 2007

We look forward to your prompt response.

Sincerely,

Creighton O’M. Condon, Esq.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat